As filed with the Securities and Exchange Commission on September 13, 2002
Registration No. 333-41796

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE
AMENDMENT NO. 2 TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SONIC SOLUTIONS
(Exact Name of Sonic Solutions as Specified in Its Charter)

California (State or other jurisdiction of incorporation or organization)	7373 (Primary Standard Industrial Classification Code Number)	93-0925818 (I.R.S. Employer Identification No.)

101 Rowland Way, Ste 110
Novato, California 94945
(415) 893-8000
(Address, including zip code, and telephone number, including area code, of Sonic Solutions’ principal executive offices)

Robert J. Doris
Chief Executive Officer
101 Rowland Way, Ste 110
Novato, California 94945
(415) 893-8000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Kyle V. Guse	A. Clay Leighton
Heller Ehrman White & McAuliffe	Sonic Solutions
275 Middlefield Road	101 Rowland Way, Ste. 110
Menlo Park, California 94025	Novato, California 94945
Telephone: (650) 324-7000	Telephone: (415) 893-8000
Facsimile: (650) 324-4299	Facsimile: (415) 893-8008

Approximate date of commencement of proposed sale to the public:    As soon as practicable following the effectiveness of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price (2)	Proposed Maximum Amount of Registration Fee (3)

Common Stock, no par value	2,500,000	$4.03125	$10,078,125	$2,661.00

(1)
In accordance with Rule 416 under the Securities Act of 1933, common stock offered hereby shall also be deemed to cover additional securities to be offered or issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(2)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low prices of the common stock on the Nasdaq National Market on July 18, 2000, as reported in The Wall Street Journal.

(3)	Amount previously paid in connection with Registration Statement filed on July 20, 2000.

Explanatory Note: This Post-Effective Amendment (the “Post-Effective Amendment”) No. 2 to Registration Statement on Form S-1 relates to Registration Statement on Form S-1 (333-41796) filed with the Securities and Exchange Commission on July 20, 2000 and declared effective on November 19, 2000. This Post-Effective Amendment contains updated financial and other information about the Company.

PRELIMINARY PROSPECTUS—SUBJECT TO COMPLETION. DATED SEPTEMBER 13, 2002

SONIC SOLUTIONS

2,500,000 Shares
Common Stock

This prospectus may be used only for the resale of up to 2,500,000 shares of common stock by Kingsbridge Capital, which we refer to as Kingsbridge or the selling security holder. See “Selling Security Holder.” Kingsbridge may acquire these shares from us pursuant to the private equity line agreement which we executed with Kingsbridge on May 4, 2000. Kingsbridge will receive all of the proceeds from the sale of the shares and will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the shares. Under the private equity agreement, however, we will receive the proceeds from the sale of the shares to Kingsbridge in an aggregate total amount of up to $20,000,000. Pursuant to this prospectus we will pay the expenses incurred in registering the shares, including legal and accounting fees. As of July 31, 2002, we have issued 1,977,322 shares of our Common Stock to Kingsbridge under this agreement.

Our common stock trades on the Nasdaq National Market under the symbol “SNIC”. On September 12, 2002, the closing price for our common stock, as reported on the Nasdaq National Market, was $8.23 per share.

Beginning on page 3, we have listed several “RISK FACTORS” which you should consider. You should read the entire prospectus carefully before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. Kingsbridge is offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.

Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus to “Sonic,” “the Company,” “Sonic Solutions”, “we,” “us,” “our,” or similar references, means Sonic Solutions.

The date of this Prospectus is September         , 2002.

SUMMARY INFORMATION

Sonic Solutions

This summary highlights selected information from this Prospectus and may not contain all of the information that is important to you. You should carefully consider all of the information that is important to you. You should carefully read this entire document and the other documents to which this document refers.

We develop and market computer based tools that enable the creation of digital audio and video titles in the DVD-Video format, and in related formats. Most of the products we sell consist entirely of computer software, though some of the tools we sell include “plug-in” computer hardware. We also license the software technology underlying our tools to various other companies to incorporate in products they develop.

We divide our DVD creation products into three categories:

☐
Professional Products—Our professional products consist of advanced DVD-Video creation tools which are intended for use by high-end professional customers. We sell a number of products in this category including DVD Creator (Macintosh based), Sonic Scenarist (Windows based), and ReelDVD (Windows based). These products include elaborate applications software and, in some cases, plug-in hardware. Our customers use our professional products to prepare commercial quality DVD-Video titles, in many cases destined for mass replication and release to home video consumers.

☐
Desktop Products—Our desktop products include software-only DVD-Video creation tools intended for use by lower end professionals, by enthusiasts or “prosumers,” and by consumers. We sell and market these products through product bundling arrangements with OEM suppliers of related products, as well as through retail channels. We market a number of different desktop products under the trade names DVDit! and MyDVD.

☐	Technology Products—This category includes software that we license to other companies for inclusion in their products. We market most of this software under the trade name AuthorScript.

Recent Developments

Joint Venture—Investment in SonicStudio LLC

On March 21, 2002, we executed an agreement forming a new company, Sonic Studio LLC in partnership with a limited liability corporation controlled by two individuals—Eric Jorde and Jeff Wilson. Under the terms of the agreement, we transferred our SonicStudio workstation business to the new LLC, and licensed them to utilize the technology underlying SonicStudio in the professional audio workstation market. The total amount of net assets and liabilities transferred to the new LLC, including receivables, inventory, fixed assets, and net of customer service liabilities was $235,661. Certain employees transferred from Sonic to join the new LLC.

Under the terms of the agreement, the new LLC compensated us for the Sonic Studio business with a three year promissory note for $500,000. The promissory note, which does not carry interest, will be repaid to us with a royalty based on sales received by the new LLC, plus any share of profits paid to us by them. Once the promissory note is retired, we will continue to retain a 15% interest in the new LLC.

During fiscal year 2002, we recorded approximately $1,855,000 in revenues associated with our discontinued Sonic Studio audio business.

Ravisent License Agreement

On May 24, 2002, we entered into an agreement with Axeda, under which Axeda licensed Ravisent’s software DVD player and other digital media technologies to us. Under the agreement, we paid Axeda a one-time fee of $2 million for the license and related agreements, and in return we obtained exclusive rights to deploy the Ravisent technologies in the personal computer market. As part of this agreement we acquired a revenue generating business, fixed assets, developed software and engineering employees.

Adaptec

On April 22, 2002, we announced a distribution agreement with Adaptec. Under the terms of this agreement, Adaptec will serve as the primary distributor of our desktop software in all countries other than Japan. Retail packaged copies of DVDit! and MyDVD will be co-branded and distributed through retail channels already used by Adaptec. We will be compensated for this via means of a royalty payment for each copy of software sold by Adaptec. We anticipate that software packages based on this arrangement will begin shipping in early fall of 2002.

Competitive Strengths

Diverse Customer Base—Our DVD products serve consumers and professionals alike (from low-end users to high end) as well as other companies that use our software in their products. By serving different segments, we are able to remain a market leader while having several revenue streams.

Extensive Product Line—We offer products for consumers and professionals in video technology. These products can be run on both major PC platforms – Macintosh and Windows, and a wide range of price points giving us a large potential customer base.

Proprietary Technology—Our products are based on proprietary technology that is protected by a combination of patents, trade secrets, copyright law, trademark law, contracts and technical measures. The development and maintenance of proprietary technology is a primary source of Sonic’s competitive advantage.

Extensive OEM partnerships and licensing deals—Based on proven technology, we have established a number of important OEM partnerships including Dell, H/P Compaq, and Sony for PC’s and Panasonic, Pioneer, and Philips for DVD recording devices. Licensing arrangements with Adobe and Microsoft using our AuthorScript illustrate the broad acceptance of our technology.

The Offering

We and Kingsbridge entered into a private equity agreement on May 4, 2000. Pursuant to that agreement, we are entitled to sell from time to time up to $20,000,000 of common stock to Kingsbridge. In no event, however, can we sell any shares in an amount in excess of 19.9% of our outstanding common stock. The agreement also requires us to file a registration statement covering the resale of the shares sold to Kingsbridge. This prospectus is part of that registration statement.

Common Stock offered by Kingsbridge	Up to 2,500,000 shares of common stock
Common Stock outstanding as of June 30, 2002	15,613,833 shares.
Use of Proceeds	We will not receive any of the proceeds from sales by Kingsbridge pursuant to this prospectus. Any proceeds from the sale of shares by us to Kingsbridge will be used for general corporate purposes.
Nasdaq National Market Symbol	SNIC

Selected Financial Information

The following selected financial data should be read in conjunction with the financial statements and related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this registration statement. The selected financial data presented below under the caption “Statement of Operations Data” and “Balance Sheet Data” for, and as of the end of, each of the years in the five-year period ended March 31, 2002 are derived from the financial statements of Sonic Solutions, which financial statements have been audited by KPMG LLP, independent auditors. The financial statements as of March 31, 2002 and 2001, and for each of the years in the three-year period ended March 31, 2002, and the report thereon, are included elsewhere in this document. The statement of operations data for the three months ended June 30, 2001 and June 30, 2002 and the balance sheet information as of June 30, 2001 and 2002 are unaudited but include, in the opinion of management, all adjustments, including normal recurring adjustments, necessary for a fair presentation of such information. Results for the quarter ended June 30, 2002 are not necessarily indicative of results which may be expected for any other interim periods or for the year as a whole.

	Years Ended March 31,					Quarters Ended June 30,
	1998	1999	2000	2001	2002	2001	2002
	(in thousands except share amounts)					(unaudited)
STATEMENT OF OPERATIONS DATA:
Net revenue	$19,881	21,899	20,827	16,519	19,104	4,204	7,384
Cost of revenue	10,209	9,547	8,992	5,892	5,743	1,389	1,907

Gross profit	9,672	12,352	11,835	10,627	13,361	2,815	5,477
Operating expenses:
Marketing and sales	7,257	7,216	8,938	8,710	8,601	2,176	2,146
Research and development	6,037	5,137	6,155	5,148	5,897	1,448	1,892
General and administrative	1,603	1,556	2,284	2,514	2,095	450	857
Business integration	0	0	0	0	705	383	0

Total operating expenses	14,897	13,909	17,377	16,372	17,298	4,457	4,895

Operating income (loss)	(5,225)	(1,557)	(5,542)	(5,745)	(3,937)	(1,642)	582
Other income (expense)	(651)	(302)	(249)	(110)	(79)	(1)	34
Provision (benefit) for income taxes	0	0	(97)	0	166	0	40

Net income (loss)	$(5,876)	(1,859)	(5,694)	(5,855)	(4,182)	(1,643)	576

Basic income (loss) per share	$(0.76)	(0.21)	(0.56)	(0.47)	(0.30)	(0.12)	0.04
Weighted average shares used in computing per share amounts	7,761	8,896	10,460	12,402	14,157	13,399	15,289
Diluted income (loss) per share	$(0.76)	(0.21)	(0.56)	(0.47)	(0.30)	(0.12)	0.03
Weighted average shares used in computing per share amounts	7,761	8,896	10,460	12,402	14,157	13,399	19,307

BALANCE SHEET DATA:
Working capital	$1,164	1,167	4,976	458	1,981	(103)	3,079
Total assets	$12,630	13,765	14,968	11,738	18,478	11,369	20,102
Shareholders’ equity	$5,418	5,932	8,750	5,455	5,196	4,494	8,377

RISK FACTORS

You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could be harmed. In such an event, the trading price of our common stock could decline, and you may lose all or part of your investment.

Purchasing our shares involves a high degree of risk. In this section of the prospectus we discuss some specific risks associated with an investment in our Company.

You should read this section of the prospectus especially closely. You should consider carefully whether an investment in our Company is an appropriate investment for you. We do not intend to issue any dividends in the foreseeable future, and the only purpose, therefore, to invest in Sonic’s shares is to enjoy a potential increase in the shares’ value. Because of the risks mentioned here, and other risks not mentioned specifically here, it is possible that our shares will decline in value in the future. For at least some period of time in the future our shares may decline in value. If you cannot afford to lose the value of your investment, in either the short or long term, purchasing shares of our Company may not be appropriate for you.

We have had losses in each of the past five fiscal years.

We were unprofitable during each of the last five fiscal years. For example, in fiscal year 2002, we had a net loss of $4,182,000 and in fiscal year 2001 we had a net loss of $5,855,000. We were unprofitable during each quarter of the 2000 and 2001 fiscal years and during the first three quarters of the 2002 fiscal year. We were profitable in the fourth quarter of the 2002 fiscal year and the first quarter of the 2003 fiscal year. Although we have provided revenue and earnings guidance indicating profitability during fiscal 2003, there are no assurances that we will meet such guidance and our inability to meet such guidance could cause our share price to decline. The other risks identified below could also cause the value of our shares to decline. We cannot, however, estimate the likelihood that our shares may decline in value or the amount by which they may decline.

During the fiscal years ended March 31, 2000 and 2001, and the first quarter of fiscal year 2003, we had negative operating cash flows.

During the fiscal years ended March 31, 2000 and 2001, we had a negative operating cash flow of $2,628,000 and $848,000, respectively. This means that without access to outside capital we would have had to cease or significantly curtail operations. During the fiscal year ended March 31, 2002, we had a positive operating cash flow of $5,708,000. The positive cash flow for fiscal year ended March 31, 2002 was due primarily to the increase in sales and the increase in deferred revenue. During the first quarter ended June 30, 2002, we had a negative operating cash flow of $1,508,000, primarily due to the decrease in deferred revenue and deposits as a result of recognizing revenue on certain OEM and development agreements and the increase in accounts receivable. There are no assurances that we may continue to report positive operating cash flow in the future, and we might need to obtain additional financing to continue to operate. If we are unable to obtain such financing, then we may have to cease or significantly curtail operations.

Our equity line agreement with Kingsbridge Capital Limited may be unavailable or insufficient to meet our future cash needs; issuance of stock under that agreement may also dilute our shareholders, adversely affect our earnings per share, and may reduce our share price.

In May 2000, we entered into an equity line agreement with Kingsbridge Capital Limited which allows us to sell our common stock to Kingsbridge from time to time. Under the agreement we may sell up to $20,000,000 worth of our common stock, but only up to that number of shares of common stock which equals 19.9% of our outstanding shares. When we sell shares to Kingsbridge the price per share is equal to the market price of our common stock around the time of the sale to Kingsbridge minus a discount. That discount ranges from 8% to 12%.

As of March 31, 2002, we had sold under this agreement 1,707,962 shares of common stock with gross proceeds to us of approximately $2,600,000. During the first quarter ended June 30, 2002, we sold 269,360 shares of common stock with gross proceeds to us of approximately $2,000,000. Because of the limit on the number of shares we may sell to Kingsbridge, the maximum number of shares we can sell after June 30, 2002 under this agreement is approximately 420,000 shares with gross proceeds of approximately $2,940,000 (assuming a market price of our shares of $7.00 per share.) Sale of the maximum number of shares would result in dilution to our shareholders of approximately 3%. Stated another way, if we sold the maximum number of shares to Kingsbridge still available under the equity line, then the ownership percentage of our existing shareholders (excluding insider common share ownership) would decline from approximately 86.3% to approximately 83.3% of our Company.

Our ability to sell stock to Kingsbridge is contingent upon a number of terms and conditions, including, for example, continued listing of our stock on NASDAQ, continued effectiveness of a registration statement, continued accuracy of representations and warranties made to Kingsbridge and a lack of material adverse changes to our business. The quantity and timing of sales that we are able to make under the equity line agreement are also limited by the market price and trading volume of our stock. The risk to us is that because of these limitations, at the time we need cash in the future, the stock sale arrangement with Kingsbridge may be unavailable or insufficient to meet our cash needs.

Issuances of shares under the equity line agreement with Kingsbridge will result in a greater number of our shares outstanding. As a result, to the extent we have net income, net income per share will be lower due to the larger number of shares outstanding.

The risk of dilution from sales of stock to Kingsbridge may cause our stock price to decline.

The perceived risk of dilution from sales of stock to Kingsbridge may cause holders of our stock to sell their shares or it may encourage short sales. This could contribute to a decline in our share price.

Recent and future acquisitions may compromise our operations and financial results.

As part of our efforts to enhance our existing products and introduce new products, we may pursue acquisitions of complementary companies, products and technologies. Acquisitions could adversely affect our operating results in the short term as a result of dilutive issuances of equity securities or usage of our cash and the incurrence of additional debt costs. The purchase price for an acquired company may exceed its book value, creating goodwill, possibly resulting in significant impairment write-downs charged to our operating results in future periods. We have limited experience in acquiring and integrating outside businesses and other acquisitions are likely to involve similar risks to those identified above.

For example, on May 24, 2002, we entered into an agreement with Axeda in which Axeda licensed Ravisent’s software DVD player and other digital media technologies to us. Under this agreement, we paid Axeda a one-time fee of $2 million for the license and related agreements, and in return obtained exclusive rights to deploy the RAVISENT technologies in the personal computer market. In addition, we acquired certain key engineers from Axeda. Any failure to successfully integrate the Axeda technology or employees could impact us negatively.

This license agreement and the integration of the Ravisent’s products involves risks for us and for our shareholders. These risks include:

•	Distracting management from day-to day operations of our current business;
•	Costs, delays and inefficiencies associated with integrating the new technology;
•	Undiscovered and unknown problems, defects or other issued related to the Ravisent’s products that become known to us only some time after the acquisition;

The Ravisent business line was not profitable when owned by Axeda. It is possible that the Ravisent technology and employees will not be a positive contributor to our operations and instead will constitute a drain on our resources.

If new digital formats are unsuccessful, it is unlikely that we will generate sufficient revenues to recover our development cost.

Our business involves new digital audio and video formats, such as DVD-Video and DVD-Audio, and, more recently, the new recordable DVD formats including DVD-RAM, DVD-R/RW and DVD+RW. If these formats prove to be unsuccessful or are not accepted for any reason, there will be only limited demand for our products.

We may have to incur significant product redesign costs if chip manufacturers discontinue or redesign their products.

Our products are based on integrated circuits or “chips” produced by other companies. For example, we use the IBM I960 chip manufactured by IBM and the Motorola DSP chip manufactured by Motorola. If these chip manufacturers or another chip manufacturer that we may be using discontinues or redesigns the chips we use for our products, then we will likely incur significant costs to redesign our products to handle these changes. We cannot estimate the amount of these costs or the likelihood that we will have to redesign our products.

Our reliance on outsourcing and single suppliers for our manufacturing and components makes us vulnerable to supplier operational problems.

Our outsourcing manufacturing program commits responsibility for almost all of our manufacturing activities to a single supplier—Arrow Bell Electronics. In addition, we often use components that are only available from a single source. Those components include, for example, Phillip’s Video Scaler and various Xilinx devices. Reliance on a single supplier for manufacturing or for certain manufacturing components makes us vulnerable to operating or financial problems encountered by those suppliers.

If we fail to protect our products’ intellectual property rights, such as trade secrets, we may not be able to market our products successfully.

Our products are based in large part on proprietary technology which we have sought to protect with patents, trademarks and trade secrets. For example, we have numerous patents and we have also filed applications for additional patents. We also registered trademarks for the following: DVDit!, MyDVD, DVD Creator, and DVD Fusion, among others. To the extent that we use patents to protect our proprietary rights, we may not be able to obtain needed patents or, if granted, the patents may be held invalid or otherwise indefensible. In addition, we make extensive use of trade secrets that we may not be able to protect. To the extent we are unable to protect our proprietary rights, competitors may enter the market offering products identical to ours, with a negative impact on sales of our products.

Other companies’ intellectual property rights may interfere with our current or future product development and sales.

We have never conducted a comprehensive patent search relating to the technology we use in our products. There may be issued or pending patents owned by third parties that relate to our products. If so, we could incur substantial costs defending against patent infringement claims or we could even be blocked from selling our products.

Other companies may succeed in obtaining valid patents covering one or more of the key techniques we utilize in our products. If so, we may be forced to obtain required licenses or implement alternative non-infringing approaches.

Our products are designed to adhere to industry standards, such as DVD-ROM, DVD-Video, DVD-Audio and MPEG video. A number of companies and organizations hold various patents that claim to cover various aspects of DVD and MPEG technology. We have entered into license agreements with certain companies relative to some of these technologies. For instance, we have entered into license agreements with Dolby Licensing Corporation covering Dolby Digital Audio and with Meridian Audio Limited covering Meridian Lossless Packing. Such license agreements may not be sufficient to grant all of the intellectual property rights to us necessary to market our products.

We may become involved in costly and time-consuming patent litigation.

Third parties could pursue us claiming that our products infringe various patents. Patent infringement litigation can be time consuming and costly. If the litigation resulted in an unfavorable outcome for us, we could be subject to substantial damage claims and a requirement that we obtain a royalty or license agreement to continue using the technology in issue. Such royalty or license agreements might not be available to us on acceptable terms, or at all, resulting in serious harm to our business.

For example, a group of companies have formed an organization called MPEG-LA to enforce the rights of holders of patents covering aspects of MPEG-2 video technology. We have been asked by MPEG-LA to enter into a license agreement with them. We have not entered into such an agreement with MPEG-LA, though we are continuing to evaluate the situation. The cost to us of such a license cannot be estimated at this time.

Because a large percentage of our professional audio and DVD products operate only on Macintosh computers, the potential success of our products is tied to the success of this platform.

Many of our current professional audio and DVD products, including DVD Creator and DVD Fusion, operate on Macintosh computers manufactured by Apple Computer. If Macintosh computers become in short supply, sales of our products will likely decline. If there is a decrease in the use of the Macintosh as a computing platform in the professional and corporate audio and video markets, there will likely be a decrease in demand for our products. If there are changes in the operating system or architecture of the Macintosh, it is likely that we will incur significant costs to adapt our products to the changes. Our Macintosh users generally demand that we maintain compatibility with the latest models of the Macintosh and the Macintosh OS. Currently our DVD Creator and DVD Fusion applications run only in OS 9. While OS X currently offers a “compatibility mode” which supports OS 9.x compatible applications, we believe that we will soon have to modify our Macintosh Creator and Fusion applications for them to continue to be able to run with the latest Macintosh models. Such a modification may be difficult to accomplish and if it proves to be lengthy our revenues could be significantly reduced in the interim.

Because a large portion of our net revenue is from OEM customers, the potential success of our products is tied to the success of their product sales.

Much of our consumer revenue is derived from sales to large OEM customers, which include for example Dell, HP Compaq, Sony, Matrox and Avid. The revenue from many of these customers is recognized on a sell-thru basis. If there is a decrease in unit sales by these customers, our net revenue will decrease.

Some of our competitors possess greater technological and financial resources than we do, may produce better or more cost-effective products than ours and may be more effective than we are in marketing and promoting their products.

There is a substantial risk that competing companies will produce better or more cost-effective products, or will be better equipped than we are to promote them in the marketplace. A number of companies have announced or are delivering products which compete with our products. These include Ahead, Apple Computer, CyberLink, Dazzle (a division of SCM Microsystems), Intervideo, MedioStream, Pinnacle, Roxio and Ulead. Most of these companies have greater financial and technological resources than ours.

In April 2000, Apple Computer announced the acquisition of the DVD authoring business of Astarte Gmbh. Prior to the acquisition, Astarte sold a DVD authoring system that competed primarily with our DVD Fusion product. In January 2001, Apple announced two new DVD authoring products, which we believe are based on Astarte’s technology. The first product, iDVD, is intended for consumer users and we believe will compete with MyDVD and DVDit! The second product, DVD Studio Pro, is intended for professional users, and competes with DVDit! PE, DVD Fusion and ReelDVD. Apple also announced the availability of aggressively priced DVD recorders with certain models of their Macintosh personal computer. In mid-2001, Apple purchased Spruce Technologies, a long-standing competitor of ours in the professional DVD market.

While it is unclear to us what Apple intends to do with the assets it acquired from Spruce, it is quite likely that this acquisition will bolster Apple’s DVD technology base and make their products more competitive with our products.

Our reliance on outsourcing our web store makes us vulnerable to third party’s operational problems.

We have initiated a web-based retail store for our DVDit! and MyDVD products (as well as some of our professional products, for example, ReelDVD, that are priced in a range that is typically sold over the internet). We currently “outsource” our web store through an arrangement we have with Digital River. Under this arrangement, Digital River provides the servers which list our products and manage all purchase transactions through their secure web site.

We believe that outsourcing our web store gives us significant benefits, in terms of security, flexibility and overall cost. However, outsourcing means that we are dependent on a third party for smooth operation of our web store. Our web store sales are a significant portion of our revenues (and, we expect, will produce an increasing revenue stream for us). Interruption of our web store could have a negative effect on our business.

We have little ability to reduce expenses to compensate for reduced sales.

We tend to finalize a number of sales in the last month or last weeks of a quarter and we generally do not know until quite late in a quarter whether our sales expectations for the quarter will be met. For example, in recent quarters, as much as 65% of our professional sales have been procured in the last month of the quarter. Because most of our quarterly operating expenses and our inventory purchasing are committed prior to quarter end, we have little ability to reduce expenses to compensate for reduced sales.

Approximately 35% of our revenue derives from revenue recognized on development and licensing agreements for the first quarter ended June 30, 2002.

During the first quarter ended June 30, 2002, approximately 35% of our revenue was derived from revenue recognized on development and licensing agreements from two customers, which were entered into during the third quarter of fiscal year 2002. During the last three fiscal years, 2000, 2001, 2002, and the first quarter ended June 30, 2002, between 2% and 11% of our revenue was derived from sales of audio processing subsystems to Discreet Logic. During the fiscal years 2000, 2001, 2002, and the first quarter ended June 30, 2002 an additional 10%, 12%, 6% and 2%, respectively, of our revenue was derived from sales to our Japanese dealer, Sanshin Electronics Company, who is also a shareholder in the Company. Additionally, during the fiscal year ended 2002 and the first quarter ended June 30, 2002, an additional 8% and 2% of our revenue was derived from sales to Daikin Industries, Ltd., our Japanese distributor and a shareholder of Sonic. A decrease or interruption in any of the above mentioned businesses or their demand for our products or a delay in our development agreements would cause a significant decrease in our revenue.

A significant portion of our revenue derives from sales made to foreign customers located primarily in Europe and Japan.

Revenue derived from customers in Europe and Japan accounted for approximately 39% and 47% of our revenues in fiscal years 2002 and 2001, respectively and for approximately 53.6% and 20.7% of our revenues for the first quarters ended June 30, 2001 and 2002, respectively. These foreign customers expose us to the following risks, among others:

•	currency movements in which the U.S. dollar becomes significantly stronger with respect to foreign currencies, thereby reducing relative demand for our products outside the United States;

•	import and export restrictions and duties;

•	foreign regulatory restrictions, for example, safety or radio emissions regulations; and

•	liquidity problems in various foreign markets.

The issuance of common stock to Daikin and Sanshin upon conversion of preferred stock will dilute the relative ownership of existing common shareholders and could result in lower market price for our stock.

Based upon the number of shares of common stock outstanding on June 30, 2002, conversion of 982,691 shares of preferred stock into common stock would dilute our shareholders by approximately 6%. This potential dilution could reduce the market price of our common stock.

Our inability to recover our investment in SonicStudio LLC would require a write-down in our total assets.

The total amount of net assets and liabilities transferred to SonicStudio LLC, including receivables, inventory, fixed assets, and net of customer service liabilities was $235,661 and is included in other assets on our balance sheet. Under the terms of the agreement, SonicStudio LLC compensated us for the Sonic Studio business with a three year promissory note for $500,000. The promissory note, which does not carry interest, is to be repaid to us with a percentage royalty based on sales received by SonicStudio LLC, plus any share of profits paid to us by them. Once the promissory note is retired, Sonic will continue to retain a 15% interest in SonicStudio LLC. Should SonicStudio LLC not be able to repay the note or cease to do business, we would lose the value of our minority investment of $235,661, which would result in a charge to our financial statements to reflect the write-down of the value of the investment.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly, and current reports, proxy statements, and other documents with the Commission. You may read and copy any document we file at the Commission’s Public Reference Room at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the Public Reference Room. The Commission also maintains an internet site at http://www.sec.gov where information regarding issuers, including Sonic Solutions, may be found. Such reports, proxy statements and other information can also be inspected at the offices of the Nasdaq Stock Market at 9513 Key West Avenue, Rockville, Maryland 20850-3389.

This prospectus is part of a registration statement that we filed with the Commission. The registration statement contains more information than this prospectus regarding Sonic Solutions and its common stock, including additional exhibits and schedules. You can get a copy of the registration statement from the Commission at the address listed above or from its internet site.

FORWARD LOOKING STATEMENTS

This prospectus, including the documents incorporated by reference in this statement, includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current expectations and projections about future events. Our actual results could differ materially from those discussed in, or implied by, these forward-looking statements. Forward-looking statements are identified by words such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

Factors that could cause actual results or conditions to differ from those anticipated by these and other forward-looking statements include those more fully described in the “Risk Factors” section and elsewhere in this registration statement. We are not obligated to update or revise these forward-looking statements to reflect new events or circumstances.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. You should assume that the information appearing in this Prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares by Kingsbridge pursuant to this prospectus. Any proceeds from the sale of shares by us to Kingsbridge will be used for general corporate purposes. These corporate purposes may include, for example:

•	funding operating losses;

•	payment of trade payables; and

•	payment of product development costs.

THE EQUITY LINE AGREEMENT

On May 4, 2000, we entered into a private equity line agreement with the selling security holder, Kingsbridge. This agreement authorized us to issue and sell from time to time up to an aggregate of $20,000,000 of our common stock to Kingsbridge. In no event, however, are we authorized to sell stock in excess of 19.9% of our outstanding common stock.

We may start selling stock to Kingsbridge under the agreement on the date the SEC declares the registration statement, which includes this prospectus, effective. We may at our discretion continue to sell stock from time to time for the following 24-month period. As of June 30, 2002, we had sold 1,977,322 shares to Kingsbridge for aggregate proceeds of $4,600,000.

For purposes of a stock sale under the private equity line agreement we compute the “Current Average Market Price” of our common stock by taking the average of the lowest trading prices of our common stock reported on the Nasdaq National Market System over a five day period. This period begins two trading days before, and end two trading days after the day on which we notify Kingsbridge of our intention to sell common stock to them.

The price at which we may sell shares to Kingsbridge is:

•	88% of the then Current Average Market Price of our common stock if that price is $5.00 or less;

•	90% of the Current Average Market Price if that price is greater than $5.00 but less than $9.00;

•	91% of the Current Average Market Price if that price is equal to or greater than $9.00 but less than $13.00; and

•	92% of the Current Average Market Price if that price is equal to or greater than $13.00.

Certain conditions, none of which are within the control of Kingsbridge, must be satisfied before we can sell shares of common stock, and before Kingsbridge becomes obligated to purchase shares. These conditions include, but are not limited to, the following:

•	the registration statement, which includes this prospectus, must have been declared effective by the SEC;

•	our representations and warranties to Kingsbridge set forth in the private equity agreement must be accurate as of the date of each sale;

•
no statute, rule, regulation, executive order, decree, ruling or injunction is in effect that prohibits or directly and adversely affects any of the transactions contemplated by the private equity agreement;

•
no material adverse change in our business, operations, properties, prospects or financial condition since the date we filed our most recent report with the SEC pursuant to the Exchange Act of 1934 has occurred;

•	our common stock has not been delisted from the Nasdaq Stock Market nor suspended from trading;

•
the number of shares already held by Kingsbridge, together with those shares we are proposing to sell, does not exceed 9.9% of the total amount of our common stock that would be outstanding upon completion of the sale;

•
at least 15 trading days must have elapsed since the date of the last notice of sale if the sale is for $650,000 or less, and at least 20 days must have elapsed if the sale is for more than $650,000; and

•	the average trading volume of our common stock for a 15-day period must be at least 10,000 shares per day.

The maximum value of shares we may sell at any one time is as follows:

•	$150,000 if the Current Average Market Price of our stock is less than $3.00;

•	$500,000 if the average daily volume of shares of common stock traded during the preceding 10 trading days is 40,000 shares or less;

•	$750,000 if the average daily volume of shares of common stock traded during the preceding 10 trading days is greater than 40,000 shares and less than 60,000 shares; and

•	$1,000,000 if the average daily volume of shares of common stock traded during the preceding 10 trading days is equal to or greater than 60,000 shares.

We may not be able to satisfy all conditions required under the private equity agreement. Therefore, we may not be able to sell any shares to Kingsbridge.

As required by the private equity agreement, we have filed a registration statement, which includes this prospectus, in order to permit Kingsbridge to resell any common stock it buys pursuant to the private equity line agreement. We will prepare and file amendments and supplements to the registration statement as may be necessary until Kingsbridge no longer holds any common stock acquired under the private equity agreement or until Kingsbridge can resell the common stock without a registration statement. As explained in the “Plan of Distribution,” we have agreed to bear certain expenses, excluding broker discounts and commissions, if any, in connection with the registration statement.

SELLING SECURITY HOLDER

The following table sets forth certain information regarding beneficial ownership of our common stock by Kingsbridge as of August 31, 2002. The number of shares beneficially owned by Kingsbridge prior to the offering is less than one percent of our common stock currently outstanding. Because Kingsbridge may sell some or all of the shares offered hereby, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares by Kingsbridge, no estimate can be given as to the actual amount of shares that will be held by Kingsbridge after completion of such distribution. See “Plan of Distribution”.

	Common Stock Beneficially Owned Prior to Offering		Common Stock to be sold		Common Stock Beneficially Owned After Offering
	Number	Percent			Number	Percent
Kingsbridge Capital Ltd.	—	*	2,500,000	(1)	—	—
Dawson Building
Main Street
Road Town
Tortola, BVI
Total:	—	*	2,500,000		—	—

*	Less than one percent.

(1)
Of the 2,500,000 shares of our common stock initially registered, we have issued and sold 1,977,322 shares as of July 31, 2002. We are not, however, able to determine the number of shares resold by Kingsbridge using this prospectus.

Kingsbridge has not had a material relationship with Sonic Solutions within the past three years, except as a result of entering into a private equity line of credit agreement with Sonic Solutions dated December 31, 1997, a stock purchase agreement with Sonic Solutions dated May 20, 1999 and a private equity line agreement with Sonic Solutions dated May 4, 2000.

PLAN OF DISTRIBUTION

All or a portion of the shares offered hereby by Kingsbridge may be delivered and/or sold in transactions from time to time on the over-the-counter market, on The Nasdaq National Market, in negotiated transactions, or a combination of such methods of sale, at market prices prevailing at the time, at prices related to such prevailing prices or at negotiated prices. Kingsbridge may effect such transactions by selling to or through one or more broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from Kingsbridge. Kingsbridge is an “underwriter” within the meaning of the Securities Act. Any broker-dealers that participate in the distribution may under certain circumstances also be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions received by such broker-dealers and any profits realized on the resale of shares by them may be deemed to be underwriting discounts and commissions under the Securities Act. We have agreed to indemnify Kingsbridge with respect to the shares offered hereby against certain liabilities, including, without limitation, certain liabilities under the Securities Act, or, if such indemnity is unavailable, to contribute toward amounts required to be paid in respect of such liabilities.

Any broker-dealer participating in such transactions as agent may receive commissions from Kingsbridge (and, if they act as agent for the purchaser of such shares, from such purchaser). Broker-dealers may agree with Kingsbridge to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for Kingsbridge, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to Kingsbridge. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices. In connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above. To the extent required under the Securities Act, a supplemental prospectus will be filed, disclosing:

•	the name of any such broker-dealers;

•	the number of shares involved;

•	the price at which such shares are to be sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable;

•	that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, as supplemented; and

•	other facts material to the transaction.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale of shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, Kingsbridge will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of our shares of common stock by the selling security holder.

Kingsbridge will pay all commissions, transfer taxes, and certain other expenses associated with the sale of securities by them. The shares offered hereby are being registered pursuant to contractual obligations and we have paid the expenses of the preparation of this prospectus.

We have also agreed to reimburse the selling security holder for certain costs and expenses incurred in connection with this offering including insurance related to Kingsbridge’s activities as an underwriter. These may include the fees, expenses and disbursements of counsel for the selling security holder incurred in the preparation of the stock purchase agreement and associated documentation and the registration statement of which this prospectus forms a part.

The price at which the common stock will be issued by us to Kingsbridge will be 88% of the average market price on the date we issue shares if the average market price is equal to or less than $5.00; 90% of the average market price on the date we issue shares if the average market price is greater than $5.00 and less than $9.00; 91% of the average market price if the average market price is $9.00 or greater and less than $13.00; and, 92% of the average market price if the average market price is $13.00 or greater. Assuming an aggregate put amount of $1,000,000 and an average market price of $5.00 or less, underwriting compensation to Kingsbridge would equal $120,000.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

OVERVIEW; CERTAIN FACTORS THAT MAKE FUTURE RESULTS DIFFICULT TO PREDICT; CERTAIN ITEMS TO REMEMBER WHEN READING OUR FINANCIAL STATEMENTS

Our quarterly operating results vary significantly depending on the timing of new product introductions and enhancements by ourselves and by our competitors. Our results also depend on the volume and timing of our professional customer orders and on shipments of our OEM partners which are difficult to forecast. Because our professional customers generally order on an as-needed basis and we normally ship products within one week after receipt of an order, and because our OEM partners report shipments during or after the end of the period, we do not have an order backlog which can assist us in forecasting results. For all these reasons, our results of operations for any quarter are a poor indicator of the results to be expected in any future quarter.

A large portion of our quarterly professional product revenue is usually generated in the last few weeks of the quarter. Since our ongoing operating expenses are relatively fixed, and we plan our expenditures based primarily on sales forecasts, if professional revenue generated in the last few weeks of a quarter or if OEM partner shipments do not meet our forecast, operating results can be very negatively affected.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We prepare our financial statements in conformity with U.S. generally accepted accounting principles. These accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Our management is also required to make certain judgments that affect the reported amounts of revenues and expense during the reporting period. We periodically evaluate our estimates including those relating to revenue recognition, the allowance for doubtful accounts, capitalized software, and other contingencies. We base our estimates on historical experience and various other assumptions that we believe to be reasonable based on the specific circumstances, the results of which form the basis for making judgments about the carrying valued of certain assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

We believe the following critical accounting policies impact the most significant judgments and estimates used in the preparation of our financial statements:

- Revenue Recognition

Revenue recognition rules for software companies are very complex. We follow very specific and detailed guidance in measuring revenue. Certain judgments, however, affect the application of our revenue policy.

We have adopted Statement of Position (“SOP”) 97-2, “Software Revenue Recognition,” as amended by SOP 98-4 “Deferral of the Effective Date of a Provision of SOP 97-2,” and SOP 98-9, “Software Revenue Recognition,” with respect to certain arrangements and in certain instances in accordance with SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.” SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements such as software products, hardware, upgrades, enhancements, maintenance and support, installation and training to be allocated to each element based on the relative fair values of the elements. The fair value of an element must be based on vendor-specific objective evidence.

We derive our software revenue primarily from licenses of our software products (including any related hardware components), development agreements and maintenance and support. Revenue recognized from multiple-element software arrangements are allocated to each element of the arrangement based on the fair values of elements, for example, the license to use the software products versus maintenance and support for the software product. The determination of fair value is based on objective evidence specific to us. Objective evidence of fair values of all elements of an arrangement is based upon our standard pricing and discounting practices for those products and services when sold separately. Objective evidence of support services is measured by annual renewal rates. SOP 98-9 requires recognition of revenue using the “residual method” in a multiple element arrangement when fair value does not exist for one or more of the delivered elements in the arrangement. Under the “residual method,” the total fair value of the undelivered element is deferred and subsequently recognized in accordance with SOP 97-2. The difference between the total software arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements.

Revenue from license fees is recognized when persuasive evidence of an arrangement exists, delivery of the product (including hardware) has occurred, no significant obligations with regard to implementation remain, the fee is fixed and determinable, and collectibility is probable. In addition, royalty revenue from certain distributors that do not meet our credit standards and revenues from our distributor agreement with Daikin are recognized upon sell-through to the end-customer. We consider all arrangements with payment terms longer than one year not to be fixed and determinable. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer.

Revenue from development agreements, whereby the development is essential to the functionality of the licensed software, is recognized under the “percentage of completion” method of contract accounting. Under this method, management is required to estimate the number of hours needed to complete a particular project, and revenues and profits are recognized as the contract progresses to completion.

Deferred revenue includes amounts billed to customers for which revenues have not been recognized which generally results from the following: (1) deferred maintenance and support; (2) amounts billed to certain distributors for our products not yet sold through to the end-user customers; and (3) amounts billed in excess of services performed to technology customers for license and development agreements.

- Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts to reflect the expected non-collection of accounts receivable based on past collection history and specific risks identified in our portfolio of receivables. If the financial condition of our customers deteriorates resulting in an impairment of their ability to make payments, or if payments from customers are significantly delayed, additional allowances might be required.

- Capitalized Software

We capitalize a portion of our software development costs in accordance with Statement of Financial Accounting Standard No. 86 “Accounting for the Costs of Computer Software to be Sold, Leased, or otherwise Marketed.” Such capitalized costs are amortized to cost of revenue over the estimated economic life of the product, which is generally three years. Periodically, we compare a product’s unamortized capitalized cost to the product’s net realizable value. To the extent unamortized capitalized cost exceeds net realizable value based on the product’s estimated future gross revenues, reduced by the estimated cost of sales, the excess is written off. This analysis requires us to estimate future gross revenues associated with certain products, and the future cost of sales. If these estimates change, write-offs of capitalized software costs could result.

- Impairment of Goodwill and Other Intangible Assets

On April 1, 2002 we adopted SFAS No. 142 “Accounting for Goodwill and Other Intangible Assets.” SFAS No. 142 addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. In accordance with SFAS No. 142, goodwill is no longer amortized over its estimated useful life, rather, goodwill will be subject to at least an annual assessment for impairment by applying a fair-value-based test. Goodwill has resulted from our Ravisent product business acquisition during the first quarter ended June 30, 2002, which was accounted for as a purchase business combination.

On April 1, 2002, we adopted SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), which supersedes certain provisions of APB Opinion No. 30 “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” and supersedes SFAS No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.” There was not a cumulative transition adjustment upon adoption. In accordance with SFAS 144, we evaluate long-lived assets, including intangible assets other than goodwill, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable based on expected undiscounted cash flows attributable to that asset. The amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. We do not have any long-lived assets which we consider to be impaired.

- Other Contingencies

We are subject to various claims relating to product, technology, patent, shareholder and other matters. We are required to assess the likelihood of any adverse outcomes and the potential range of probable losses in these matters. The amount of loss accrual, if any, is determined after careful analysis of each matter, and is subject to adjustment if warranted.

Recent Developments

Joint Venture—Investment in SonicStudio LLC

On March 21, 2002, we executed an agreement forming a new company, Sonic Studio LLC in partnership with a limited liability corporation controlled by two individuals—Eric Jorde and Jeff Wilson. Under the terms of the agreement, we transferred our SonicStudio workstation business to the new LLC, and licensed them to utilize the technology underlying SonicStudio in the professional audio workstation market. The total amount of net assets and liabilities transferred to the new LLC, including receivables, inventory, fixed assets, and net of customer service liabilities was $235,661. Certain employees transferred from Sonic to join the new LLC.

Under the terms of the agreement, the new LLC compensated us for the Sonic Studio business with a three year promissory note for $500,000. The promissory note, which does not carry interest, will be repaid to us with a royalty based on sales received by the new LLC, plus any share of profits paid to us by them. Once the promissory note is retired, we will continue to retain a 15% interest in the new LLC.

During fiscal year 2002, we recorded approximately $1,855,000 in revenues associated with our discontinued Sonic Studio audio business.

Ravisent License Agreement

On May 24, 2002, we entered into an agreement with Axeda, under which Axeda licensed Ravisent’s software DVD player and other digital media technologies to us. Under the agreement, we paid Axeda a one-time fee of $2 million for the license and related agreements, and in return we obtained exclusive rights to deploy the Ravisent technologies in the personal computer market. As part of this agreement we acquired a revenue generating business, fixed assets, developed software and engineering employees.

Adaptec

On April 22, 2002, we announced a distribution agreement with Adaptec. Under the terms of this agreement, Adaptec will serve as the primary distributor of our desktop software in all countries other than Japan. Retail packaged copies of DVDit! and MyDVD will be co-branded and distributed through retail channels already used by Adaptec. We will be compensated for this via means of a royalty payment for each copy of software sold by Adaptec. We anticipate that software packages based on this arrangement will begin shipping in early fall of 2002.

RESULTS OF OPERATIONS

The following table sets forth certain items from Sonic Solutions’ statements of operations as a percentage of net revenue for fiscal years 2000 through 2002 and for the quarters ended June 30, 2001 and 2002:

	Years ended March 31,			Quarters Ended June 30,
	2000	2001	2002	2001	2002
Net revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	43.2	35.7	30.1	33.0	25.8

Gross profit	56.8	64.3	69.9	67.0	74.2
Operating expenses:
Marketing and sales	42.8	52.7	45.0	51.8	29.1
Research and development	29.6	31.2	30.9	34.4	25.6
General and administrative	11.0	15.2	11.0	10.7	11.6
Business integration	—	—	3.6	9.1	—

Total operating expenses	83.4	99.1	90.5	106.0	66.3

Operating income (loss)	(26.6)	(34.8)	(20.6)	(39.0)	7.9
Other income (expense)	(1.2)	(0.7)	(0.4)	0.0	0.5
Provision (benefit) for income taxes	(0.5)	—	0.9	0.0	0.6

Net income (loss)	(27.3)%	(35.5)%	(21.9)%	(39.0)%	7.8%

COMPARISON OF FIRST QUARTERS ENDED JUNE 30, 2002 and 2001

NET REVENUE.    Our net revenue increased from $4,204,000 for the first quarter ended June 30, 2001 to $7,384,000 for the first quarter ended June 30, 2002, representing an increase of 76%. The increase in net revenue was primarily due to the increase in sales of our DVD creation software products which increased approximately 309%. Included in DVD creation software sales is revenue recognized on new license development contracts which were entered into during the second half of fiscal 2002. These increases were offset in part by decreases in our professional audio and DVD sales of approximately 14%.

International sales accounted for 53.6% and 20.7% of our net revenue for the three months ended June 30, 2001 and 2002, respectively. International sales have historically represented approximately 50% of our total sales, and we expect that they will continue to represent a significant percentage of future revenue. However the percentage may decrease due to the anticipated increase in domestic OEM revenue related to sales of our DVD creation software products.

COST OF REVENUE.    Our cost of revenue, as a percentage of net revenue decreased from 33.0% for the first quarter ended June 30, 2001 to 25.8% for the quarter ended June 30, 2002. The decrease in cost of revenue was primarily due to a shift in sales product mix towards higher margin consumer DVD products (including software license and development contracts) and to the reduction of hardware as a percentage of revenue in our professional DVD systems.

MARKETING AND SALES.    Our marketing and sales expenses decreased from $2,176,000 for the three months ended June 30, 2001 to $2,146,000 for the first quarter ended June 30, 2002. Marketing and sales represented 51.8% and 29.1% of net revenue for the first quarter ended June 30, 2001 and 2002, respectively. Our marketing and sales expenses decreased due to a decrease in headcount from forty-four at June 30, 2001 to forty-one at June 30, 2002. This decrease was offset in part by increases in dealer and employee commission expenses, which as a percentage of net revenue increased from 4.0% for the first quarter ended June 30, 2001 to 7.0% for the first quarter ended June 30, 2002.

RESEARCH AND DEVELOPMENT.    Our research and development expenses increased from $1,448,000 for the first quarter ended June 30, 2001 to $1,892,000 for the first quarter ended June 30, 2002. Our research and development expenses represented 34.4% and 25.6% of net revenue for the first quarter ended June 30, 2001 and 2002, respectively. Our research and development expenses increased primarily due to higher salary expense associated with an increase in headcount from thirty-six at June 30, 2001 to fifty-eight at June 30, 2002 which was offset in part by a decrease in consulting and translation expenses relating to our DVD creation software products.

We capitalize a portion of our software development costs in accordance with Statement of Financial Accounting Standards No. 86. This means that a portion of the costs we incur for software development are not recorded as an expense in the period in which they are actually incurred. Instead, they are recorded as an asset on our balance sheet. The amount recorded on our balance sheet is then amortized to cost of revenue over the estimated life of the products in which the software is included. During the first quarter ended June 30, 2002 we capitalized approximately $120,000 and amortized approximately $149,000 and during the first quarter ended June 30, 2001 we capitalized approximately $120,000 and amortized approximately $147,000 (excluding amounts amortized relating to Daikin and Ravisent acquisitions.) We expect to continue to amortize more than we capitalize.

GENERAL AND ADMINISTRATIVE.    Our general and administrative expenses increased from $450,000 for the first quarter ended June 30, 2001 to $857,000 for the first quarter ended June 30, 2002. Our general and administrative expenses represented 10.7% and 11.6% of net revenue for the first quarter ended June 30, 2001 and 2002, respectively. The increase was primarily due to increased rent, insurance, professional and other general expenses primarily related to the overall increase in headcount from ninety-five to one hundred and seventeen. We anticipate that general and administrative expenses will increase in the future as costs increase and our operations expand.

BUSINESS INTEGRATION EXPENSE.    In conjunction with the Daikin acquisition completed in February 2001, for the first quarter ended June 30, 2001, we incurred expenses to transition the business to our management. As such, these expenses do not exist during the first quarter ended June 30, 2002. This transition has been completed and all expenses were incurred as of the quarter ended December 31, 2001.

Business integration expenses primarily consisted of engineering consulting expenses per the consulting agreement we entered into with Daikin dated February 27, 2001.

OTHER INCOME AND EXPENSE.    Other income on our statement of operations includes the interest we earned on cash balances and short term investments. Other expense includes primarily the interest and other financing charges related to financing agreements we had with entities associated with Hambrecht & Quist.

PROVISION FOR INCOME TAXES.    In accordance with Statement of Financial Accounting Standards No. 109, we made no provision for income taxes for the three months ended June 30, 2001 and 2002. For the three months ended June 30, 2002, foreign tax expense was recorded to reflect the taxes withheld by various Japanese customers and paid to the Japanese taxing authorities. In the fiscal year ended March 31, 1997, we exhausted our ability to carryback tax losses resulting from operations.

LIQUIDITY AND CAPITAL RESOURCES.    Our operating activities generated cash of $7,000 for the first quarter ended June 30, 2001 and used cash of $1,508,000 for the first quarter ended June 30, 2002. During the quarter ended June 30, 2001, cash generated from operations included a net loss of $1,643,000 including depreciation and amortization of $647,000. Cash generated from operations was primarily generated by the increase in deferred revenue of $694,000 and the decrease in accounts receivables of $263,000 due to strong collections.

During the quarter ended June 30, 2002, cash used in operations included net income of $576,000 including depreciation and amortization of $597,000. Cash used in operations was primarily the result of the decrease in deferred revenue of $2,392,000 as a result of revenue recognized on various OEM and development contracts, the increase in accounts receivables of $905,000 primarily due to increased sales, offset in part by the increase in accounts payable and accrued liabilities of $835,000. During the quarter ended June 30, 2002, cash was used in the amount of $2,275,000, to complete the acquisition of the Ravisent product line from Axeda.

During the quarters discussed above, our current ratio increased primarily due to increase in cash from deposits and prepayments received from OEM and licensing customers which was offset in part by the increase in the deferred revenue account. In addition to our operations, we utilized cash during both quarters to purchase new fixed assets and to develop and purchase software that was added to capitalized software.

We lease certain facilities and equipment under noncancelable operating leases. Rent expense under operating leases for the first quarters ended June 30, 2001 and 2002 was approximately $278,000 and $335,000, respectively. Future payments under these operating leases that have initial remaining noncancelable lease terms in excess of one year are approximately $4,425,000. Approximately $738,000 will be expensed during the remainder of fiscal year 2003.

During the first quarters ended June 30, 2001 and 2002, we augmented cash on hand primarily by drawing on the equity credit line described above. We cannot estimate the impact, if any, on the trading price of our common stock in the event that we sell shares in the future under the equity line. Future sales may depress our stock price since stock is sold under the equity lines at approximately an 8% to 12% discount from the market price.

We believe that existing cash, cash equivalents and short term investments, cash generated from operations, plus cash available through the equity based line of credit with Kingsbridge will be sufficient to meet our cash requirements at least through the middle of fiscal year 2004.

As of June 30, 2002, we had cash and cash equivalents of $9,642,000 and working capital of $3,079,000.

COMPARISON OF FISCAL YEARS ENDED MARCH 31, 2002, 2001 and 2000

NET REVENUE.    Our net revenue decreased from $20,827,000 in fiscal 2000 to $16,519,000 in fiscal 2001, representing a decrease of 21% and increased to $19,104,000 in fiscal 2002, representing an increase of 16%. The decrease in net revenue in fiscal 2001 was primarily due to the decrease in sales of our professional audio and DVD systems which was partially offset by the increase in sales of our consumer DVD products including DVDit!. Our professional audio and DVD sales decreased approximately 26% in fiscal 2001 which was partially offset by sales of Daikin related products subsequent to our purchase of Daikin’s DVD business in late February 2001. Sales of our consumer DVD products commenced during fiscal year 2000. In fiscal year 2001 sales of these products increased 35%. The increase in net revenue in fiscal 2002 was primarily due to the increase in sales of our consumer DVD products which increased approximately 244% from fiscal 2001. The increase in fiscal year 2002 is also due to the revenue recognized on license development contracts entered into during fiscal 2002. These increases were offset in part by decreases in our professional audio and DVD sales of approximately 24%.

International sales accounted for 47%, of our net revenue in the fiscal years 2000 and 2001. International sales accounted for 39% of our net revenue in the fiscal year 2002. See Note 10 of Notes to Financial Statements. International sales have historically represented around 50% of our total sales, and we expect that they will continue to represent a significant percentage of future revenue, however possibly as a lower percentage due to the anticipated increase in domestic OEM revenue related to sales of our technology and consumer DVD products.

COST OF REVENUE.    Our cost of revenue as a percentage of revenue decreased from 43.2% of net revenue in fiscal 2000 to 35.7% in fiscal 2001 to 30.1% in fiscal 2002. The decreases in cost of revenue were primarily due to a shift in sales product mix towards higher margin consumer DVD systems and to the reduction of hardware as a percentage of revenue in our professional DVD systems. Additionally, during fiscal 2002 we recognized revenue on license development contracts which carry a relatively high margin. We anticipate that we will continue to experience reductions in our cost of revenue as a percentage of revenue in future periods, as our sales product mix shift continues to higher margin software-only products and software development contracts.

MARKETING AND SALES.     Our marketing and sales expenses increased from $8,938,000 in fiscal 2000 to $8,710,000 in fiscal 2001 and decreased to $8,601,000 in fiscal 2002. Marketing and sales represented 42.8%, 52.7% and 45.0% of net revenue for fiscal 2000, 2001 and 2002, respectively. Our marketing and sales expenses decreased in fiscal 2001 primarily due to lower commission expenses as a result of lower sales. Our marketing and sales expenses decreased in fiscal 2002 primarily due to lower advertising and collateral expenses and lower salary expense as a result of our reduction in headcount, which were offset in part by an increase in commission expense due to the increase in sales. Our marketing and sales headcount increased from forty at March 31, 2000 to forty-nine at March 31, 2001 and decreased to forty-four at March 31, 2002. Dealer and employee commission expenses, as a percentage of net revenue decreased from 4.7% in fiscal 2000 to 4.4% in fiscal 2001 and increased to 6.7% in fiscal 2002.

RESEARCH AND DEVELOPMENT.    Our research and development expenses decreased from $6,155,000 in fiscal 2000 to $5,148,000 in fiscal 2001 and increased to $5,897,000 in fiscal 2002. Our research and development expenses as a percentage of net revenue were 29.6% in fiscal 2000, 31.2% in fiscal 2001, and 30.9% in fiscal 2002. We capitalize a portion of our software development costs in accordance with Statement of Financial Accounting Standard No. 86. (This means that a portion of the costs we incur for software development are not recorded as an expense in the period in which they are actually incurred. Instead they are recorded as an asset on our balance sheet. The amount recorded on our balance sheet is then amortized over the estimated life of the products in which the software is included. During fiscal 2002 we capitalized approximately $514,000 and amortized approximately $1,511,000 and during fiscal 2001 we capitalized approximately $555,000 (excluding the amount capitalized with the Daikin acquisition) and amortized $1,095,000. We expect to continue to amortize more than we capitalize. ) Our research and development expenses decreased in fiscal 2001 primarily due to reduced consulting expenses associated with product development. Headcount remained consistent at thirty-two from March 31, 2000 to March 31, 2001.

Research and development expenses increased in fiscal 2002 primarily due to increased headcount from thirty-two at March 31, 2001 to forty-nine at March 31, 2002.

GENERAL AND ADMINISTRATIVE.    Our general and administrative expenses increased from $2,284,000 in fiscal 2000 to $2,514,000 in fiscal 2001 and decreased to $2,095,000 in fiscal 2002. These expenses represented 11.0% of net revenue in fiscal 2000, 15.2% of net revenue in fiscal 2001 and 11.0% of net revenue in fiscal 2002. Our general and administrative expenses increased in fiscal 2001 primarily due to an increase in legal and professional expenses. General and administrative expenses decreased in fiscal 2002 primarily due to reduced legal fees and a reversal of previously recorded bad debt reserve. We expect that general and administrative expenses may increase as our operations expand.

OTHER INCOME AND EXPENSE.    Other expense on our statement of operations includes primarily the amount of interest or other financing charges we have incurred due to borrowings. For our 2000, 2001 and 2002 fiscal years, we incurred interest and other financing charges related to financing agreements we had with entities associated with Hambrecht & Quist, as well as borrowings under our bank credit line which expired in the 2001 fiscal year. Other income includes the interest we earned on cash balances and short term investments.

PROVISION FOR INCOME TAXES.    In accordance with Statement of Financial Accounting Standards No. 109, we made no provision for income taxes for our 2001 and 2002 years. For the 2000 fiscal year a benefit was recorded (during the quarter ended June 30, 1999) to reflect the refund due us following the conclusion of an Internal Revenue Service audit. For the 2002 fiscal year foreign tax expense was recorded to reflect the cumulative taxes withheld by various Japanese customers and paid to the Japanese taxing authorities. In the fiscal year ended March 31, 1997, we exhausted our ability to carryback tax losses resulting from operations.

LIQUIDITY AND CAPITAL RESOURCES.    Our operating activities have used cash of $2,628,000 in fiscal year 2000 and $848,000 in fiscal year 2001 and generated cash of $5,708,000 in fiscal year 2002. During fiscal year 2000, cash used in operations included a net loss of $5,694,000 including depreciation and amortization of $2,958,000. Cash used in operations was affected by changes in assets and liabilities including increases in inventory of $138,000, prepaid expenses of $138,000, and other assets of $237,000, and by decreases in accounts payable and accrued liabilities of $53,000 and deferred revenue and deposits of $94,000. In fiscal 2000, net accounts receivables decreased by 14%, however days outstanding increased to 88 days. During fiscal year 2000, we recorded a charge to bad debt expense of $600,000 which represented a reserve for sales to audio professionals and distributors who were experiencing liquidity difficulties due to a decline in their business.

During fiscal year 2001, cash used in operations included a net loss of $5,855,000 including depreciation and amortization of $2,025,000 and interest expense amortization of $132,000. Cash used in operations was affected by changes in assets and liabilities including an increase in other assets of $177,000, and a decrease in accounts payable and accrued liabilities of $50,000, offset by decreases in accounts receivables of $2,310,000, inventory of $465,000 and an increase in deferred revenue and deposits of $219,000. In fiscal year 2001, net accounts receivables decreased 10% primarily due to lower revenues which decreased 21%. Inventory levels improved during the fiscal year, primarily due to better utilization of our outsourcing arrangement.

During fiscal year 2002, cash generated by operations included a net loss of $4,182,000 including depreciation and amortization of $1,880,000. Cash generated by operations was affected by changes in assets and liabilities including an increase in prepaid expenses and other current assets of $168,000 and an increase in other assets of $34,000, offset by decreases in accounts receivable of $1,636,000, inventory of $102,000 and an increase in deferred revenue and deposits of $6,931,000 and an increase in accounts payable and accrued liabilities of $135,000. In fiscal year 2002, net accounts receivables decreased by 25% primarily due to stronger collections and prepayments received and deferred revenue and deposits increased due to the prepayments of deposits and amounts received from OEM and licensing customers.

During the fiscal years discussed above, our current ratio has fluctuated, primarily due to the increase in our deferred revenue and deposits. During fiscal year 2002, our current ratio increased over fiscal year 2001, primarily due to increase in cash from deposits and prepayments received from OEM and licensing customers which was offset in part by the increase in the deferred revenue account. In addition to our operations, we utilized cash during the 2000, 2001 and 2002 fiscal years primarily to purchase new fixed assets, pay down debt obligations and to develop and purchase software that was added to capitalized software.

During the 2000, 2001 and the 2002 fiscal years we augmented cash on hand primarily by drawing on the equity credit lines described above. We cannot estimate the impact, if any, on the trading price of our Common Stock in the event that we sell shares in the future under the equity line. Future sales may depress our stock price since stock is sold under the equity lines at approximately an 8% to 12% discount from the market price. For a further discussion of the potential effect of future sales under the equity line, see the Risk Factor “Our equity line agreement with Kingsbridge Capital Limited may be unavailable or insufficient to meet our future cash needs; issuance of stock under that agreement may also dilute our shareholders adversely affect our earnings per share and may reduce our share price.”

As of March 31, 2002, we had cash and cash equivalents of $11,114,000 and working capital of $1,981,000.

THE BUSINESS

OVERVIEW

We develop and market computer based tools that enable the creation of digital audio and video titles in the DVD-Video format, and in related formats. Most of the products we sell consist entirely of computer software, though some of the tools we sell include “plug-in” computer hardware. We also license the software technology underlying our tools to various other companies to incorporate in products they develop. Previously, we also developed and marketed digital audio workstations under the Sonic Studio brand name. These workstations are used by audio professionals to prepare sound for delivery as sound tracks accompanying film or video programming, for broadcast on radio, and for release on Compact Disc. On March 21, 2002, we entered into an agreement pursuant to which we sold the Sonic Studio business line to a new Company, Sonic Studio LLC. See further discussion under “SonicStudio LLC,” below.

We divide our DVD creation products into three categories:

•
Professional Products—Our professional products consist of advanced DVD-Video creation tools which are intended for use by high-end professional customers. We sell a number of products in this category including DVD Creator (Macintosh based), Sonic Scenarist (Windows based), and ReelDVD (Windows based). These products include elaborate applications software and, in some cases, plug-in hardware. Our customers use our professional products to prepare commercial quality DVD-Video titles, in many cases destined for mass replication and release to home video consumers.

•
Desktop Products—Our desktop products include software-only DVD-Video creation tools intended for use by lower end professionals, by enthusiasts or “prosumers,” and by consumers. We sell and market these products through product bundling arrangements with OEM suppliers of related products, as well as through retail channels (both web-based and traditional “bricks and mortar” channels). We market a number of different desktop products under the trade names DVDit! and MyDVD.

•	Technology Products—This category includes software that we license to other companies for inclusion in their products. We market most of this software under the trade name AuthorScript.

DVD-VIDEO

Almost all of our products involve the creation or playback of DVD-Video discs or related formats.

DVD-Video is a relatively new optical disc format, introduced in 1996 by the DVD Forum, (a voluntary association of member companies that develops and publishes the basic specifications for DVD Video and other DVD formats, of which we are a principal voting member), which offers high quality video, surround audio, and extensive interactivity on a Compact Disc-sized disc. DVD-Video is built upon the DVD-ROM standard, which specifies a disc capable of storing a significantly greater amount of digital information than the earlier Compact Disc format. A single-layer DVD-ROM disc holds 4.7 Gigabytes of data, while a CD-ROM holds approximately 650 Megabytes of data, or less than 15% of the capacity of the DVD format. The simplest kind of DVD disc stores up to 4.7 Gigabytes of data. DVD discs can also be manufactured with two information layers on one side of the disc to store a total of 8.5 Gigabytes. They can also be manufactured with two information-carrying sides, for a maximum of 17.0 Gigabytes on a single disc (two sides, two layers on each side). The Compact Disc is limited to a single information layer on only one side of the disc. The DVD Video format utilizes this large capacity to offer content publishers and video consumers a wide range of features and options:

•
Video can be presented in the MPEG-1 or MPEG-2 compressed digital video format. A number of video streams may be presented in parallel so that, responding to user commands, the player may seamlessly jump from stream to stream. In the MPEG-2 format, at reasonably high bit rates, the video will compare very favorably with broadcast “master” quality video—images will be crisp and sharp with great detail; colors will be deep and rich—and will appear much better than typical broadcast video or video played from the standard VHS cassette tape.

•
Audio can be presented in compressed digital stereo and “surround” formats, as well as in the uncompressed “PCM” digital format. Up to eight audio streams may be presented simultaneously (and may also be selected for playback based on real-time user decisions) to support different language dialog tracks, or to allow stereo and surround versions of the same audio program. DVD titles, when presented in surround format, can give consumers the same kind of audio experience as a feature film in surround-equipped theatres.

•
Chapter marks may be specified for random access into the video program. Subpictures (images overlaid on background video or still images) may be included and can be used in a number of ways, for example, to create animated “buttons” to facilitate user interaction, or to display language subtitles. Still pictures may be presented with audio and with subpictures. Extensive navigation capabilities are available to permit users to select from various program branches, to return to previous branch points or menus, etc.

Since its introduction, DVD-Video has been very popular with consumers. In fact, DVD-Video has proven to be one of the most rapidly adopted consumer electronics format of all time. By the end of 2001, more than 150 million DVD players were in use world-wide, including both “set-top” players and personal computer based players. In the United States more than 25 million homes had DVD players by the end of 2001. During 2001 approximately 364 million DVD-Video discs were sold (both to end users and to companies who would rent them to consumers) and, according to DVD Entertainment Group, over $6 billion was spent by consumers on DVD-Video discs (both purchase and rental).

Our products are used to encode video, audio and graphics elements in the particular formats supported by the DVD-Video specification, to prescribe and specify the disc navigation, that is, the interactive behavior of the DVD title in response to user commands, and then to weave or “multiplex” together the encoded elements and navigation information in the particular manner required by the DVD-Video format. Sometimes, particularly in professional settings, this process is referred to as “DVD Authoring.” In other settings, particularly in consumer settings, it is referred to as “DVD Creation.”

There are other optical disc audio and video formats that are related to DVD-Video and that are supported by some of our products. Video CD (“VCD”) is a CD-ROM based format utilizing relatively low resolution MPEG-1 video. It is in some ways an ancestor format to DVD-Video and continues to be quite popular in Asia, particularly in China. Super Video CD (“SVCD”) is a kind of compromise between DVD-Video and Video CD. It utilizes a CD-ROM carrier, and low-bit-rate MPEG-2 Video. It is found mostly in China. DVD-Audio is a sister format to DVD-Video, emphasizing more audio-related features. To date, DVD-Audio has had only limited success, with a relatively small compatible player population (almost all of which also play standard DVD-Video discs) and only a limited number of titles (almost all of which include a standard DVD-Video title of the same content on the same physical disc).

PROFESSIONAL PRODUCTS

We currently offer a number of professional product lines including DVD Creator, DVD Fusion, Sonic Scenarist, DVD Producer and Reel DVD. DVD Creator and DVD Fusion are designed to run on versions of the Macintosh personal computer manufactured by Apple Computer. Sonic Scenarist, DVD Producer, and Reel DVD are designed to run on personal computers equipped with versions of the Windows operating system manufactured by Microsoft Corporation.

We typically market our professional products as “Sonic” products. From time to time we have concluded agreements with other companies in which they incorporate some of our professional products into their product line (this is commonly referred to as an “OEM” arrangement). At the present time there is one such relationship that accounts for a significant portion of our professional audio revenues. Please see further discussion about this below under “OEM Customers; Sales Concentration.”

Professional Customers

Our professional customers are primarily facilities that process and prepare audio, video and film programming and who provide DVD authoring services as part of their offering. Most of the titles authored by our professional customers involve entertainment, educational and/or business content.

Some of our professional customers are independent organizations that supply services to audio and video content holders and publishers, while some are in-house facilities that are owned by particular content holders or publishers. Our professional customers range in size from relatively small organizations with few employees to larger facilities with hundreds of employees. Among our customers are facilities that are independent, privately owned companies, as well as facilities which are part of much larger public, private, or non-profit organizations. While we have concluded corporate purchasing agreements with certain customer organizations that have multiple facilities, even within such organizations decisions to purchase and deploy our products are usually made at the facility level.

Professional DVD Production

Our tools enable professional customers to prepare DVD-Video titles. The tools we sell support some or all of the following processes:

•
Video Encoding—The DVD-Video standard specifies MPEG-2 and MPEG-1 compressed digital video as the video formats to be used on DVD-Video discs. While a number of choices within the standard are possible, the typically preferred format is variable bit rate MPEG-2 operating at an average bit rate of between four and seven Megabits per second. Many of our professional tools include a hardware encoding system designed to support user control of the encoding process, and to facilitate the operation of the encoding system with standard professional video tape recorders and other typical peripherals.

•
Audio Encoding—Our tools include the ability to encode audio into the formats supported by DVD-Video, including compressed formats such as MPEG-2 and Dolby Digital as well as uncompressed PCM audio. Many of our tools include a hardware encoding system which speeds the encoding process and permits encoding of advanced audio formats such as Dolby Digital 5.1 “surround” audio.

•
Format Authoring—Our tools enable the customer to combine and organize individual compressed video, audio, graphics, still picture and subpicture elements along with navigation instructions specifying interactivity (i.e., the response a DVD disc will make based on user manipulation of DVD player front panel or remote control buttons). The output of the authoring step is an “asset list,” containing each of the individual elements, and a “script” describing how the assets are combined and accessed via user commands. Because of the large number of potential elements in a DVD title and the high level of interactivity possible, the authoring subsystem is a complex software package.

•
Emulation—Our professional users require the ability to preview the results of their work before the time consuming step of producing a final output disc image. This is provided by a system that emulates the behavior of the finished disc in a player, but uses the original video, audio, picture and text elements stored on a computer’s hard disk.

•
Formatting and Writing—Our tools take the output of an authoring session and then combine the navigation instructions together with the audio, video, text and graphic elements in the particular sequence required by the DVD-Video standard. This process, sometimes referred to as “multiplexing,” produces a finished DVD-Video disc image that can then be recorded to a recordable DVD disc, or to the particular tape format that can be read by the mastering systems at the replication plant that actually “cut” the disc master using high-powered lasers.

Professional Product Lines

We offer our professional products on both major PC platforms—Macintosh and Windows.

Macintosh Based Professional DVD Products:    DVD Creator and DVD Fusion

We offer a range of professional DVD production tools for use on the Macintosh, under the DVD Creator and DVD Fusion trade names. Generally speaking, DVD Creator systems offer more extensive capabilities at a somewhat higher price points to more specialized professionals while DVD Fusion systems are designed for greater ease of use and are targeted at less specialized video professionals at somewhat lower price points. The two product lines share common technology and can perform most of the same functions. We offer both lines in many configurations so that customers can specify a system suited to their particular needs and style of operation.

Because our DVD Creator and DVD Fusion systems are Macintosh based, we are subject to certain risks. Among these are:

•
We are dependent on Apple Computer continuing to ship and sell certain models of the Macintosh, particularly models that can support use of our plug-in PCI hardware (relevant to the higher priced models of DVD Creator and DVD Fusion which include plug-in hardware).

•
Our Macintosh users generally demand that we maintain compatibility with the latest models of the Macintosh and the Macintosh OS. In this regard, Apple has recently indicated that in the future it will continue to support its new operating system OS X and will ramp down support for the earlier OS 9. Currently our DVD Creator and DVD

Fusion applications run only in OS 9. While OS X currently offers a “compatibility mode” which supports OS 9.x compatible applications, we believe that we will soon have to modify our Macintosh Creator and Fusion applications for them to continue to be able to run with the latest Macintosh models. Such a modification may be difficult to accomplish and if it proves to be lengthy our revenues could be significantly reduced in the interim.

•	Apple Computer has acquired DVD authoring technology and has introduced products that compete with some of our products (see “Competition” below).

    DVD Creator

DVD Creator is a high-end professional DVD authoring system which we introduced in 1996. DVD Creator is intended for use by “Hollywood” class professionals. It offers superior audio and video encoding, a convenient and efficient workflow, and a high degree of creative control over the authoring process. It is designed to support a “mastering” model, where a piece of video content is completely finished and the main objective is to publish that content on as a DVD-Video disc. The archetypical project for DVD Creator is release of a major feature film on DVD. DVD Creator is a relatively high-end DVD authoring system with system packages ranging in price from $14,999 to $49,999 (prices are Manufacturer’s Suggested Retail Prices and includes software and plug-in hardware, but not a host personal computer, disk storage, or peripherals all of which are provided by the end user customer or by our dealer.) We also offer a number of software and some hardware options to our DVD Creator system packages.

    DVD Fusion

DVD Fusion is a lower priced professional DVD authoring system. We offer DVD Fusion system packages ranging in price from $12,999 to $19,999. A basic DVD Fusion authoring system is available for $3,999, and an entry-level “light” DVD Fusion authoring system is priced at $799. Sonic DVD Fusion is targeted at video professionals who serve corporate and multimedia applications. In most of these settings video content is sourced and edited specifically for inclusion on a DVD-Video disc. Thus, DVD Fusion was designed to integrate with popular professional non-linear video editing systems such as Avid and Media 100.

As of June 30, 2002 we had shipped a combined total of more than 6,300 DVD Creator and DVD Fusion systems (this includes both Macintosh and Windows based systems) to customers in various locations around the world.

Windows Based Professional DVD Products:    Scenarist, ReelDVD, DVD Producer, DVD-Audio Creator

    Scenarist

Scenarist is a tool for DVD-Video authoring targeted at “Hollywood” video professionals. Scenarist gives authoring professionals a great degree of control over the interactivity and feature set of DVD titles they produce. It offers extensive “scripting” capabilities that can be used by DVD-Video production facilities to automate much of the work involved in producing multiple versions of the same title. For example, it can be used release movie on DVD-Video that will be released in different parts of the world with different language audio and subtitle tracks. It can also be used in producing various DVD-Video titles that share a common “look and feel,” for example, a set of classic movie titles being released as part of a series.

First released in 1996 by Daikin Industries of Japan, Scenarist was the first commercially available DVD-Video authoring tool. We acquired Scenarist along with other products when we acquired Daikin’s professional DVD-Video authoring tools business in early 2001. It enjoys significant acceptance among high end authoring facilities. Because Scenarist’s formatting engine has the longest and broadest experience in the industry, the product is acknowledged by many professionals as the DVD-Video production industry’s “benchmark” for stable production of standard DVD-Video titles.

Scenarist originally was released for use on computers manufactured by Silicon Graphics running the Irix operating system. The current version of Scenarist is intended for use on the Windows operating system.

Generally speaking, Scenarist is targeted at the upper end of the same market targeted by DVD Creator. Scenarist system packages are available at prices ranging from $14,999 to $34,999. Since the introduction of Scenarist in 1996, approximately 1,230 copies of Scenarist have been sold.

    ReelDVD

ReelDVD is a DVD-Video authoring tool intended for video professionals who are not experts in the DVD-Video specification but who still need significant flexibility in utilizing the features of the DVD-Video specification. ReelDVD targets approximately the same video professional customer as DVDit!-PE (see below) or DVD Fusion.

ReelDVD is priced at $1,499 and is available as well in a system packaged with a hardware MPEG video encoder for $5,999. In addition to selling ReelDVD to end users, we have marketed it through OEM agreements with other companies who include or “bundle” it with their products.

ReelDVD was introduced by Daikin in 2000. Since its introduction, approximately 3,145 copies of ReelDVD have been shipped.

    DVD Producer

DVD Producer is a new DVD-Video authoring tool which we introduced at the National Association of Broadcasters in early April 2002. DVD Producer is intended for video professionals in the corporate and multimedia segments who wish to produce high quality professional-looking DVD-Video titles, but who need an easy-to-use system that supports a streamlined and efficient workflow. DVD Producer includes a number of Sonic technologies that make it unnecessary for customers to have deep knowledge of the DVD-Video specification, but still lets them author discs supporting advanced navigation capabilities consumers associate with Hollywood caliber titles.

DVD Producer, which began shipping in May of 2002, is priced at $3,999 and is available also in a system packaged with a hardware MPEG video encoder for $12,999.

    DVD-Audio Creator

DVD-Audio is a sister format to DVD-Video. The DVD-Audio specification was developed between 1996 and 1999 by the DVD Forum in consultation with the music recording industry. The DVD Forum released Version 1.0 of the new DVD-Audio specification in April 1999. The first commercially released players compatible with the new format became available in late 1999. We announced support for this new specification in the fall of 1998, and began delivery of the first software packages supporting preliminary and limited DVD-Audio authoring early in 1999. We called this product DVD Audio Creator. In April 2001 we announced an agreement with Matsushita to integrate DVD-Audio authoring developed by them into DVD Audio Creator.

We currently offer a variety of DVD Audio Creator systems ranging in price from $3,999 to $19,999.

To date, the DVD-Audio format has not been as successful as the DVD-Video format. While some amount of title production is underway, and while a limited number of DVD-Audio compatible players are available in major market areas, the ultimate success of the format will depend on acceptance by consumers of the format which is uncertain.

Professional DVD Market and Strategy

Market Segments for Professional DVD Production Systems

We divide the professional DVD production market into three segments:

•	“Hollywood” Segment—This segment includes facilities that prepare film and video material for mass publication on DVD-Video discs. It includes:

film and television studios;

production companies and other content owners; and

top flight independent video post production facilities which provide services to such content holders.

Customers in this segment tend to cluster in major film and video product centers including Hollywood/Los Angeles, New York City, Chicago, London, Paris, Tokyo, Taipei, etc. Customers in this segment demand the very highest quality in terms of processing output, strict adherence to standards, and are very concerned with the overall efficiency of production since projects are often produced on tight schedules. We estimate that there are a few thousand facilities and organizations in this segment worldwide.

•	“Corporate” Segment—Customers in this segment prepare DVD-Video discs for publishing a variety of kinds of information for sales, training, and other communications purposes. The segment includes:

“in-house” departments of corporate, industrial, non-profit or educational organizations; and

independent facilities which specialize in assisting such organizations in preparing such material.

Customers in this segment are typically somewhat more budget constrained than customers in the “Hollywood” segment. In certain instances, however, production values and budgets equal or even exceed those typically encountered in the Hollywood segment. They tend to be geographically more dispersed. While efficiency of production is an important requirement of such customers, compatibility with other existing recording and post-production equipment is a major concern of customers in this segment. We estimate that there are potentially more than 100,000 facilities and organizations in this segment worldwide.

•
“Multimedia” Segment—This segment includes developers of multimedia entertainment and educational titles intended for a mass audience. Many of the organizations in this segment previously were involved in the production of CD-ROM, CD-I and computer based interactive entertainment or educational titles. Customers in this segment tend to use DVD in conjunction with specialized computer software and accordingly their needs are more varied than those in the other segments. While relatively few organizations in this segment have moved to DVD, industry observers report a high level of interest in the DVD format. We estimate that there are approximately 15,000 organizations that might ultimately become involved in DVD-based production in this segment.

Competition

The DVD-Video format has generated significant interest among professional system suppliers. A number of companies currently provide MPEG-2 video encoding capabilities, audio encoding capabilities and authoring systems for the professional user. We believe that more companies will participate in this market in the future.

A number of companies produce products which compete with all or part of our professional product offerings. These companies include:

Apple Computer	Panasonic
C-Cube Microsystems	Philips
Digital Vision	Pinnacle
Dolby Laboratories	Sony
Mitsubishi	Toshiba
Optibase

A number of these companies have financial or organizational resources significantly greater than ours and/or greater familiarity with certain technologies involved in DVD pre-mastering solutions than we do.

Strategy

We expect that our professional DVD business will account for a significant portion of our overall business in the future. Our DVD strategy will continue to be based on the following elements:

•
Focus on Professional Applications—Our DVD product and service offerings are focused on video and audio professionals whose primary concern is producing the highest quality DVD discs, in complete compliance with worldwide standards, with a high level of efficiency. We will continue to evolve DVD-related pre-mastering tools that are fully compatible with “industry-standard” input formats and typical professional video and audio equipment sets.

•
High Performance Tools—Our DVD tools will offer professional users the highest levels of performance, both in terms of power and sophistication of processing, and in terms of maximizing production efficiency.

•
Flexible Configurations—Because we market to a wide range of professional customers, we have engineered our professional products to incorporate modular audio, video and authoring subsystems to make it easy for facilities to re-arrange DVD workflow quickly, and to comply easily with changing demands of their customers. We plan to continue to implement this philosophy in future professional DVD product offerings.

•
Range of Product Offerings—DVD has a number of potential uses, including applications in corporate and industrial settings, as well as in delivery of mass entertainment such as feature films, videos, and recorded music. That is why we have a broad range of professional products to meet the demands of varying professional applications and to fit the constraints of differing professional budgets.

Sales and Distribution

We sell our professional products through a field sales force in combination with a network of professional audio/video dealers. We currently (as of June 30, 2002) employ 17 people in our field sales organization for professional products. Sales personnel are based in our headquarters office in Novato, California as well as at our offices in London (covering Europe) and in Tokyo (covering the Pacific Rim). We have other sales personnel based out of home offices in Chicago, Los Angeles, Georgia, Washington and Taipei. Our field sales force includes sales managers and sales engineers. Most of our field sales personnel operate under compensation arrangements in which a substantial portion of their compensation is contingent upon performance relative to revenue targets.

The vast majority of our professional product sales involve one of our dealers. Dealers play an important role in our sales and support efforts. They stimulate demand in their regions, they prospect for and qualify potential new customers, they give product demonstrations, they close sales, and they assist in post-sale installation, training and support. Dealers very often sell peripheral equipment along with our products so that customers can obtain a complete workstation configuration from one source.

We have dealers for our professional products in most areas of the world. As of May 31, 2002, we had 37 dealers in the Americas, 37 dealers in Europe, and 24 dealers in the Pacific Rim. We generally do not grant contractual exclusivity to our dealers, though as a matter of practice, depending on the dealer’s territory and competence, we may maintain only one dealer in a particular region.

Recruiting and maintaining dealers can be a difficult process. Because our products are sophisticated, our dealers need to be technically proficient and very familiar with professional audio and video production work. Dealer organizations sometimes have limited financial resources, and may experience business reversals for reasons unrelated to our product lines. In addition, certain successful dealers may carry competing products.

Customer Support

Customer support is important to professional users and we therefore offer our customers the SonicCare™ maintenance program. Customers purchase annual SonicCare service contracts from us that may (depending on customer choice of options) provide for:

•	ongoing software upgrades;

•	telephone support;

•	“swap” replacement hardware in case of hardware failure; and

•	preferential access to new products and new versions of software.

Customers typically add a SonicCare option to their initial system purchase and a significant portion of customers renew SonicCare yearly.

To administer SonicCare, we employ a staff of product support specialists at our Novato headquarters and in our field offices. We provide unlimited telephone support during scheduled support hours to all customers under SonicCare. Customer support calls also provide us with an important means of understanding customer requirements for future product enhancements. We also undertake customer calling programs in which customers are contacted by a customer support representative to assess their level of satisfaction and to acquaint them with new product offerings.

Outlook

While we expect our professional DVD creation products to continue to account for a significant portion of our revenues in the future, we do not expect this business to experience revenue growth. Professional DVD facilities began equipping to prepare DVD titles as early as 1997, and significant expansion of DVD creation capacity occurred during 1998, 1999 and 2000. While the number of DVD discs replicated will continue to grow in future years, we do not expect that the number of titles published will expand as dramatically, hence we do not expect increases in the rate of capacity expansion by DVD production facilities. This means that we do not expect significant increases in sales of our professional DVD creation products.

Professional Audio Products—SonicStudio

For a number of years we developed and marketed a line of professional audio workstations under the SonicStudio trade name.

A SonicStudio workstation consists of one or more signal processing “plug-in” cards installed on a Macintosh computer, one or more outboard interfaces boxes, and extensive applications software. Customers use their SonicStudio systems to manipulate audio, applying a number of processes to digital sound to prepare it for final release. Some of these processes are quite specialized and technical. These processes include: Editing—the process by which pieces of sound are combined to create a single resulting sound so that the existence of the original individual pieces is imperceptible to the listener; EQ—a process by which certain frequencies are emphasized or de-emphasized; and Mixing—the combination of two sound recordings into one. SonicStudio workstations can also apply various kinds of advanced processes including the NoNOISE® option to SonicStudio. NoNOISE is a suite of software tools which permits users to remove unwanted noise from recordings and has been used extensively by audio professionals, particularly to re-issue older recordings on Compact Disc, and to clean up noisy location sound tracks for film and broadcast video work. In 1997, our Company was honored with a technical Emmy® award for NoNOISE.

Customer Segments for SonicStudio

SonicStudio is purchased by three segments of customers:

•	Mastering—customers in this segment use SonicStudio to prepare music recordings for release to consumers, primarily on Digital Audio Compact Discs;

•	Broadcast—customers in this segment use SonicStudio to prepare audio for broadcast on radio; and

•	Sound-for-Picture—customers in this segment use SonicStudio to prepare audio tracks used with film or video programming.

We have supplied SonicStudio workstations to many professional audio facilities around the world. As of March 31, 2002, more than 4,680 SonicStudio systems had been shipped to customers since the product was first introduced in 1990.

SonicStudio Configurations

SonicStudio is available in a variety of configurations, and with various hardware and software options. A customer could purchase a SonicStudio HD (the current version of SonicStudio) system configured for basic two channel CD premastering for approximately $9,000. A customer would pay approximately $22,000 for a fully-featured SonicStudio HD system configured for NoNOISE sound restoration.

Competition

Products from a number of companies compete with SonicStudio. We compete with companies offering traditional analog production tools, digital audio recording tools, digital audio processing devices, and digital audio workstations. The key elements of competition include: product features, cost effectiveness, product quality, customer support, and marketing and sales. Traditional professional audio competitors, such as Japan Victor Corporation (“JVC”), Otari Corp., Sony Corporation and Studer AG (a division of Harmon Industries), sell analog as well as digital systems. A number of competitors supply digital audio workstations including Digidesign (a division of Avid Technology), Fairlight, Studio Audio and Design, Ltd. (Sadie), Dalet, Spectral Design, Augan and others. Our products compete also with various kinds of single function digital audio processing devices. For example, noise reduction modules from Cambridge Audio Research compete with the NoNOISE option for SonicStudio.

SonicStudio LLC

On March 21, 2002, we executed an agreement to form a new company, SonicStudio LLC in partnership with a limited liability corporation controlled by two individuals—Eric Jorde and Jeff Wilson. Under the terms of the agreement, we transferred our SonicStudio workstation business to the new LLC, and licensed them to utilize the technology underlying SonicStudio in the professional audio workstation market. The book value of net assets and liabilities transferred to the new LLC, including receivables, inventory, fixed assets, and net of customer service liabilities was $235,661. Certain employees transferred from Sonic to join the new LLC.

Under the terms of the agreement, the new LLC compensated us for the Sonic Studio business with a three year promissory note for $500,000. The promissory note, which does not carry interest, will be repaid to us with a percentage royalty based on sales received by the new LLC, plus any share of profits paid by them to us. Once the promissory note is retired, Sonic will continue to retain a 15% interest in the new LLC.

During the 2002 fiscal year, we recorded approximately $1,855,000 in revenues associated with our Sonic Studio business prior to it being transferred to the LLC.

On January 15, 2002, we entered into an agreement with Sony Corporation (“Sony”) with respect to the development and creation of a multi-channel super-audio CD mastering editor on the “direct stream digital” format. The total potential gross revenues under this agreement is $1 million. We have assigned the work and the potential profits on this agreement to the New Company.

DESKTOP PRODUCTS

Our desktop DVD creation products are software tools that permit customers to combine audio, video and graphic elements to make regulation DVD-Video discs. At the present time, we offer two desktop DVD creation product lines—DVDit! and MyDVD.

DVDit!

In April 1999 we introduced DVDit!—a simplified DVD-video creation tool.

DVDit! Positioning

DVDit! is designed to permit easy authoring of fully spec-compliant DVD titles by customers who do not have extensive knowledge of the DVD spec, and whose projects do not require the same specialized features required by “Hollywood” professional users. DVDit! is positioned to be purchased by consumers, “prosumers” and “desktop” professionals. We currently offer three different versions of DVDit!: DVDit!-LE (“Limited Edition”) at $99 (DVDit!-LE is designed for bundling by OEM customers, and is not sold by us as a separate product); DVDit!-SE (“Standard Edition”) at $299; and DVDit!-PE (“Professional Edition”) at $599 (all prices are “Manufacturer’s Suggested Retail Prices”).

DVDit! Customers

DVDit! is intended to address the needs of a broad range of customers who wish to create DVD-Video discs. Among DVDit!’s end user customers are:

•
Consumers—Individuals who use DVDit! to make DVD-Video discs from home videos and the like for their personal enjoyment. We believe that this group of customers demands software that is easy to learn, and is reasonably priced.

•	Prosumers—The term “prosumer” describes both video enthusiasts who make a significant investment of time and money in producing and preparing amateur videos, and professional and business people who use video in their work, but for whom video production is not a primary business activity. Compared to consumers, this customer group tends to be less price sensitive, and more concerned about a rich feature set, but is unlikely to have deep knowledge of DVD-Video.

•
Desktop Professionals—This group of customers resembles in some ways the professional customers we described in discussing our professional products, except that they typically do not have frequent or constant use for DVD-Video authoring tools, and may not need some “Hollywood” level features.

MyDVD

We introduced MyDVD in the fall of 2000. MyDVD is specifically designed as a DVD creation tool for use by consumers.

MyDVD Positioning

MyDVD is designed to permit easy authoring of DVD titles by consumers who have virtually no knowledge of the DVD specification, but who wish to turn their videos into professional looking DVD titles. We currently offer three versions of MyDVD: a Bundle Version (that has no published retail price); MyDVD Plus (a retail version at an MSRP of $79) and MyDVD Video Suite (a retail version at an MSRP of $99).

In late 2000 we first announced MyDVD and started shipping the product in November 2000. The initial version of MyDVD resembled DVDit! (but with a simplified feature set and user interface). In the summer of 2001 we introduced a new version of MyDVD with a significantly modified user interface and a feature set specifically designed for consumer use. We believe that as DVD recorders become widely available, consumers will begin to utilize DVD recording for a number of purposes, such as recording favorite home videos, recording favorite video broadcasts, creating highly convenient and portable copies of videos downloaded from the internet, and for copying videos published on VHS cassette or DVD. We do not advocate violation of copyright laws by our customers. None of our products contain software designed to circumvent the operation of encryption or other protection systems (for example the “CSS” encryption system commonly used by DVD-Video publishers to prevent digital copying of their published video content).

We anticipate that MyDVD will become an increasing part of our business during the latter half of calendar 2002 and throughout 2003. We also anticipate that competition for MyDVD will be high and that we will confront competitors with expertise and resources significantly greater than ours.

Desktop DVD Product Strategy

We introduced DVDit! and MyDVD to take advantage of a number of trends we saw in the PC and consumer electronics industries:

•
Rapid Growth in DVD Playback Units—According to industry sources, by the end of 2001, over 150 million DVD-Video playback units (including both set-top players and DVD-equipped multimedia PC’s) have been installed worldwide. By the end of 2001, more than 25% of all American households were equipped with DVD players, and 50% penetration of U.S. households is expected to be reached in 2003 or early in 2004.

•
Proliferation of MPEG Video Encoding on PCs—Due to certain introductions by chip and software makers, and a dramatic increase in the speed of standard PCs, relatively high quality real time MPEG encoding systems (some in hardware, some in software) are becoming widely available at very reasonable prices.

•
Ubiquitous Digital Video—Relatively high quality digital video camera/recorders based on the DV format were introduced in the past three years aimed at professionals as well as consumers. Prices for consumer DV cameras began declining below $1,000 during 2000 and below $500 in 2001.

•
Availability of Lower Cost DVD Recording; Mass Adoption of DVD-Recorders—Until recently DVD recorders were relatively highly priced. In early 2001, the first of a new generation of PC-attached recorders was introduced by Pioneer at “street” prices under $1,000. Other manufacturers introduced DVD recorders during the remainder of 2001 and in early 2002, and we expect new recorder introductions will continue for the remainder of the current year and throughout 2003. We anticipate that the average price for PC-attached DVD recorders may be as low as $400 in calendar year 2002 (compared with an average price of around $700 in 2001), and will fall well below $400 in calendar year 2003. We anticipate that shipments of PC-attached DVD recorders will grow from approximately 500,000 units in 2001 to 4 million units in 2002 and to as many as 12 million units in 2003. This discussion of DVD recorders includes recording devices capable of producing highly compatible discs. Compatibility refers to discs that can be played in standard living room set-top DVD players. Excluded from this discussion are disc formats such as DVD-RAM which, although can be used to record video, does not result in a disc playable on most set-top DVD players. It does, however, included DVD-RW and DVE+RW formats, both of which produce discs that will likely to be playable on standard DVD players.

Based on these trends, we believe that manipulation of digital video on PCs will, within a few years, become an important activity for many consumers. We believe that the availability of low cost DVD recording capabilities will accelerate this trend. DVDit! and MyDVD are designed to serve the needs of general consumers who require easy-to-use DVD creation software.

Sales and Distribution for Desktop Products

As of June 30, 2002, we had 17 sales and marketing professionals responsible for our Desktop Products, located at our headquarters in Novato as well as in field and home offices in various locations around the world. These professionals plan the development “road map” for our products, develop marketing materials to position the products, and develop and conclude agreements with the various channel partners we utilize to reach end users for our products.

We distribute our Desktop Products through four main channels: “bundling” arrangements with other companies; web store sales; specialized dealers, and traditional “bricks and mortar” computer and electronics retail stores.

We believe that the vast majority of consumers will first become aware of DVD creation software when they purchase a video device, particularly when they purchase a DVD recorder, and when they begin to use the software that comes bundled with the device. These new users will then add to their software capabilities via upgrades, in most cases through web transactions. Later, when the DVD creation software category has become established, consumers who are now used to the concept of DVD creation will shop for DVD creation software in retail channels.

OEM Bundling

Our primary channel for reaching customers with our desktop applications software is “bundling” arrangements with various other companies in which copies of DVDit! or MyDVD are included or “bundled” with shipments of those companies’ products. These companies, which we refer to as Bundle Partners, are motivated to include our software as a value-added offering for their customers. We are motivated to enter into bundling arrangements because they generate revenue for us as well as create a large installed base of customers to whom we can sell upgraded or enhanced versions of our products (through our other channels, particularly through our Web Store).

Bundle Partners usually pay us a royalty on each copy of our software shipped with their products. We typically provide our Bundle Partners with a “gold master” copy of our software which they then replicate as part of their production process. Sometimes we are responsible for replicating our software on CD-ROM and delivering the replicated copies to our Bundle Partner. Bundling agreements typically last for at least a “design cycle” (i.e., the length of time the Bundle Partner keeps a particular product model shipping—usually one or two quarters in length). Some bundling agreements extend over multiple cycles or years.

We have bundling arrangements with a variety of Bundle Partners and product types. The products with which our software is bundled include professional video editing systems, professional video capture and display cards, consumers video capture and interface cards, DVD recorders, CD recorders, PC models including DVD recorders, PC models including CD recorders, and PC models positioned as “multimedia” PCs.

Most of our bundle deals permit us to capture customer registrations or to invite the customer to click to our web site. We usually do not provide end user support as part of our bundling arrangements, but rely on our Bundle Partners to support the end user customers.

The following are companies with whom we have current bundling arrangements and/or with whom we bundled our software during the 2002 Fiscal Year:

Aplix	Margi
Avid Technologies	Matrox
Canopus	Media 100
Compaq	NEC
Dazzle	Panasonic
Dell	Pioneer
Hewlett-Packard	Sigma Designs
Intervideo	Sony
IO-Data

Web Store

We have initiated a web-based retail store for our DVDit! and MyDVD products (as well as some of our professional products, for example, ReelDVD, that are priced in a range that is typically sold over the web). Our web store is intended both to meet retail demand for our Desktop products as well as to service upgrade orders for our products, in particular, upgrade orders for software distributed by our bundle partners.

We currently “outsource” our web store through an arrangement we have with Digital River. Under this arrangement, Digital River provides the servers which list our products and handle all purchase transactions through their secure web site. The web store is cross-linked to our main Company web site, and is organized consistently with our main web site so that customers are usually not aware that our web store is not a Sonic-operated web site. Digital River is compensated for its services via monthly fees, certain “time and materials” charges, and by a commission or percentage of every web transaction.

We believe that outsourcing our web store gives us significant benefits in terms of security, flexibility and overall cost. However, outsourcing means that we are dependent on a third party for smooth operation of our web sStore. Since web store sales are already a significant portion of our revenues (and, we expect, will produce an increasing revenue stream for us), interruption of our web store could have a very negative effect on our business.

Specialized Channel

We have a number of professional and semi-professional Audio-Video dealers who carry MyDVD and DVDit! as part of their product lines. Very often these dealers also carry professional or semi-professional products with which basic versions of our desktop software are bundled or with which our products can be used. A few of these dealers also carry some of our professional DVD products, but most do not. At the current time we have 14 such dealers in the Americas, 16 in Europe, and 9 in the Pacific Rim.

“Bricks and Mortar” Channel

At the present time we have only limited distribution of our products through traditional “bricks and mortar” retail outlets for computer and consumer electronics products.

In Japan we have a distribution arrangement with Softbank which allows for placement of our DVDit! and MyDVD software in up to approximately 600 retail outlets.

On April 22, 2002, we announced a distribution agreement with Adaptec. Under the terms of this agreement, Adaptec will serve as the primary distributor of our desktop software in all countries other than Japan. Retail-packaged copies of DVDit! and MyDVD will be co-branded and distributed through retail channels already used by Adaptec. We will be compensated for this by means of a royalty payment for each copy of software sold by Adaptec. We anticipate that software packages based on this arrangement will begin shipping in the late summer or early fall of 2002.

Competition for Desktop Products

We have encountered competition to both DVDit! and MyDVD since their introduction. We believe that desktop DVD creation software is perceived as a very interesting and high growth area of the PC industry and, as such, will likely attract more competition in the future. Currently we are aware of the following companies who have released or announced products that compete with either DVDit! or MyDVD: Ahead, Apple Computer, Cyberlink, Dazzle (a division of SCM Microsystems), Intervideo Inc., MedioStream, Pinnacle, Roxio, and Ulead. Some of these competitors have significant technical and financial resources exceeding our own.

In April 2000, Apple Computer announced the acquisition of the DVD authoring business of Astarte Gmbh. Prior to the acquisition, Astarte sold a DVD authoring system that competed primarily with our DVD Fusion product. In January 2001, Apple announced two new DVD authoring products, which we believe are based on Astarte’s technology. The first product, iDVD, is intended for consumer users and we believe will compete with MyDVD and DVDit! The second product, DVD Studio Pro, is intended for professional users, and competes with DVDit! PE, DVD Fusion and ReelDVD. Apple also announced the availability of aggressively priced DVD recorders with certain models of their Macintosh personal computer. In mid-2001, Apple purchased Spruce Technologies, a long-standing competitor of ours in the professional DVD market. While we are uncertain what Apple intends to do with the assets it acquired from Spruce, it is quite likely that this acquisition will bolster Apple’s DVD technology base and make their products more competitive with our products.

TECHNOLOGY PRODUCTS

In the past two years we have begun to market our technology to permit other companies to build software products of their own. We market our technology products under the trade name: “AuthorScript.”

AuthorScript is designed to make available to software product developers our “back-end” engines for producing DVD-Video discs (and related formats such as Video CD and Super Video CD). We include in AuthorScript the same processing software underlying the authoring subsystems we provide in DVD Creator, DVD Fusion, DVDit! and MyDVD. We package this software with an Application Programmer’s Interface (“API”) that is a top level mechanism permitting other companies’ software engineers to easily access our processing technology and integrate it with their own software applications.

We believe that AuthorScript will be both a revenue source and a point of strategic leverage for our Company. Once a software product is developed using one back-end technology, it is quite difficult and possibly de-stabilizing to switch to another product. We’ve consciously packaged AuthorScript in a way which is attractive to software developers, and we license it on terms that we believe are very reasonable. We anticipate that this will create a stable and growing base of AuthorScript licensees as DVD recordable technology spreads.

Customers and Licenses for AuthorScript

We have licensed AuthorScript to a number of companies including: Adobe Systems, ArcSoft, Avid Technology, Intervideo, Microsoft, and Sony. Because the needs and circumstances of AuthorScript licensees vary greatly, there is no typical AuthorScript license. Some of the licenses we have concluded resemble a software bundling arrangement in which we receive a royalty on every unit shipped containing AuthorScript software. Some of the licenses are broad, development relationships through which the license partner receives source-level access to AuthorScript, and rights to participate with us in our ongoing development program.

Additional Markets for AuthorScript

We believe that AuthorScript, or products derived from it, may be applicable to other application areas outside the PC software segment. We have an active program underway to market our technology to set-top device manufacturers. To date, we have not announced any specific licenses resulting from this effort.

COMPANY OPERATIONS

Business Units

Since the middle of the 2002 fiscal year, we have organized Sonic using a matrix form of organization. In such an organization, most managers have dual reporting relationships. They report simultaneously to a senior functional manager (e.g., head of engineering, head of marketing, etc.) as well as to a business unit general manager.

We currently have three business units corresponding to our three product categories—professional products, desktop products and technology products. The following table shows an allocation of Sonic’s employees by major functional area and by business unit, as of June 30, 2002. Employees whose responsibilities span multiple business units are included in the “General” classification (e.g., corporate, accounting and, general services staff).

	Business Unit
	Professional Products	Desktop Products	Technology Products	General	TOTAL
Engineering & Development	6	32	10	1	50
Marketing & Sales	16	17	4	7	44
General & Administrative	3	—	—	14	17
TOTAL	25	49	14	22	111

Marketing and Sales

Marketing and sales functions are handled by professional staff (44 in number as of June 30, 2002) who are dedicated to each of our business units. They are responsible for planning and monitoring the development road map of the products falling in their business unit, for preparing marketing materials to accompany the products, and for selling our products to end users or dealers, in the case of professional products, to bundle partners and channel participants in the case of desktop products, and to OEM developers in the case of technology products.

Sonic marketing and sales staff are located at our headquarters in Novato, our field offices in London, Tokyo, and Taipei, and in home offices in a number of locations around the world.

Engineering and Development

Our research and development staff includes a total of 50 hardware and software engineers and technicians and technical specialists. We tend to hire research and development personnel with backgrounds in digital audio signal processing, digital video image processing, distributed networking and computer systems design. Our development team exhibits a number of technology capabilities including the following that we believe are particularly important in light of our strategy and market position:

•
Digital Signal Processing—This is the term used to describe the sophisticated mathematical processing by which aural and visual signals are processed in computer-based settings. Our engineering team includes individuals experienced at providing sophisticated digital signal processing solutions to meet the quality and performance requirements of audio and video professionals.

•
Real Time Architectures—Our engineers are experienced in dealing with the requirements of high bandwidth, real time data in computer-based settings. We believe that has helped us to develop products that provide cost effective solutions for professional applications.

•	Craft and Application Familiarity—Our engineers are experienced in the needs and work patterns of audio, film and video professionals and in the use of digital media by consumers and prosumers.

Our research and development staff is located principally at our headquarters in Novato. Some of our engineers work remotely from their home offices. We also have a small research and development installation in San Jose, California.

General and Administrative

General and administrative functions are handled by a staff of 17 people, all of whom are located at our corporate headquarters in Novato. Corporate management, accounting and financial management, information services, and other services including manufacturing and shipping are all included in the general and administrative group.

Employees

To a large extent our success in the future will depend on our ability to recruit, retain and motivate engineering, technical, sales, marketing and operations professionals. Recently, recruitment in the U.S. labor market has been competitive, and demand for technology professionals has been very strong. In addition, our Company is engaged in what is perceived to be a competitive industry. We have found that recruiting high caliber individuals is difficult and we have had to expend considerable effort to do so.

No labor unions represent any of our employees. We have never experienced a work stoppage, slowdown or strike. We believe that our employee relations are good.

OEM Customers; Sales Concentration

We generally market our products to end users as Sonic Solutions products. However, from time to time we have concluded various “OEM” agreements with other companies (in addition to those bundle arrangements listed above for our desktop products and in addition to technology license agreements) under which our products have been included as part of their product offerings. At the present time we have one significant

OEM relationship with Discreet Logic, a division of Autodesk, in which we provide audio subsystems for use with some of their high end video effects and editing workstations. Sales to Discreet amounted to 7% and 6% of our total revenues in the fiscal years ended March 31, 2001, and 2002, respectively. Although we consider our relations with Discreet to be good, we anticipate that at some point in the next two fiscal years, Discreet may implement changes to its product line replacing or eliminating our subsystems.

During the fiscal years ended March 31, 2001 and 2002, sales to our Japanese distributor, Sanshin Electronics Company, amounted to 12% and 6%, respectively, of total revenues. Sanshin is a distributor of all of our products and a shareholder in the Company.

During the fiscal year ended March 31, 2002, sales to Daikin Industries, Ltd. pursuant to the exclusive distribution agreement entered into at the time of the Daikin acquisition in February 2001, amounted to 8% of total revenues. Daikin is a distributor of certain professional products and a shareholder in the Company.

Apart from sales to Discreet, Sanshin, and Daikin, no other single customer accounted for more than 10% of our total revenue during each of the past three fiscal years.

Backlog

In the case of professional products, we schedule our production based on our projections of customer demand. We generally ship products within a few days of acceptance of a customer purchase order so at any given time, we have little or no order backlog. With few exceptions, customers may cancel or delay orders with little or no penalty. Thus, even to the extent that we have backlog, we do not think that it is a reliable indicator of future revenue levels.

In the case of desktop products, sales through bundle partners depend on the bundle partners’ sales activities which are, for the most part, not under our influence or control. Generally, we account for sales through bundle partners based on royalty reports we receive from them. Overall, we receive such information close enough to the end of any particular quarter to be included in that quarter’s revenue accounting. Some bundle partners are slow in their reporting, which leads to a one-month lag in our accounting for their activities. For example, some bundle partner reports included in our March 31, 2002 annual report reflected bundle partner activity from December 1, 2001 through February 28, 2002. We record sales of our desktop products on our web store or to dealers as shipped. Usually, there is no significant time interval between receipt of an order and its fulfillment via web download or via physical shipment. Thus, in the case of desktop products, we have no significant backlogs.

For technology products, as discussed above, certain of our licenses resemble bundling arrangements and, as such have no backlog. Certain licenses, especially those of a broad nature, involve significant up-front payments or commitments by the OEM partner. Under such licenses, we oftentimes have certain delivery obligations to the OEM for changes to, or new versions of, our software. We account for revenue under such licenses in accordance with SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts,” where the revenue is recognized under the “percentage of completion” method of contract accounting. Since these deliveries involve, in most cases, some degree of development activity, the outcome of which is inherently uncertain, it is incorrect to characterize these licenses as having a significant backlog associated with them.

Manufacturing and Suppliers

We manufacture various hardware components used in some of our professional products. We also manufacture or replicate copies of our software products on CDs when our customers require physical delivery of our products.

How We Manufacture

We have typically contracted with various electronics manufacturing and assembly houses to manufacture the hardware components of our products. Most of these contractors are located in the San Francisco Bay Area. Our staff performs some assembly, integration and testing at our Novato, California headquarters.

We also typically contract with outside duplication and fulfillment houses for replication of our software products most of whom are located in the San Francisco Bay Area. Our staff performs some assembly and logistical functions associated with our software products. Our staff also replicates some of our software products in-house in the case of certain short run length shipments.

Sole-Sourced Components

We utilize a number of components in our products that are available from only a single source. We purchase these sole-source components from time to time, and we therefore do not carry significant inventories of these components and have no guaranteed supply agreements for them. We have experienced shortages of some sole-sourced components in the past and may experience similar shortages in the future. Such shortages could have a significant negative impact on our business.

Outsourcing

Over the past several years, we have shifted our hardware manufacturing to an “outsourcing” approach. By outsourcing, we contract with a single partner organization, who takes responsibility for procuring parts and for manufacturing them into complete, tested assemblies, which are then released to us according to our instructions. For example, we have a current outsourcing arrangement with Arrow-Bell Electronics, Inc. We believe that outsourcing provides us with increased flexibility to increase or decrease production, and allows us to operate our business with substantially reduced inventories thereby reducing financing requirements. During the 2002 fiscal year, we produced approximately 90% of our hardware by outsourcing. We plan to continue this outsourcing approach.

While we believe outsourcing is advantageous for Sonic, it may make us dependent on a single production source. Financial, operational, or supply problems encountered by our outsourcing partner or its sub-contractors could seriously harm or interrupt our ability to manufacture, sell and ship our products.

Proprietary Rights; Intellectual Property

General Approach

We rely on a combination of the following to protect our proprietary rights in our products:

•	patents;

•	trade secrets;

•	copyright law;

•	trademark law;

•	contracts; and

•	technical measures.

We generally sell our products subject to standard purchase and license agreements that restrict unauthorized disclosure of our proprietary software and designs, or copying for purposes other than the use intended when the product is sold.

Patents

In the United States, we have applied for patents covering certain of our technologies and may apply for additional patents in the future. We may also apply for foreign patents. We have been granted U.S. Patent No. 5,812,790: “Variable encoding rate plan generation” covering certain aspects of MPEG-2 Video encoding technology; and U.S. Patent No. 6,047,356: “Method of dynamically allocating network node memory’s partitions for caching distributed files” covering a distributed file system. We may be granted additional patents in the future. We cannot be certain that our current or future patent applications will be granted, or that we can successfully prosecute claims against others based on our patents, or defend our patents against the claims of others. We believe that becoming involved in patent litigation can be expensive and is highly uncertain in terms of outcome.

The status of patent protection in our industry is not well defined particularly as it relates to software and signal processing algorithms. In the past several years we believe that there may have been a trend on the part of patent authorities to grant patents in audio and video processing techniques with increasing liberality. We believe that it is quite possible that some of our present or future products may infringe issued or yet to be issued patents. If this occurs we will have to respond to infringement claims. If such patents were held to be valid, and if they covered a portion of our technology for which there was no ready substitute, we might suffer significant market and financial losses.

Our products involve the use of certain technologies in which the overall patent situation is acknowledged by most industry observers to be unclear. For example, patent coverage and license availability for MPEG-2 video encoding and decoding is currently uncertain. While one group of companies has attempted to create a single licensing entity for this technology (called “MPEG/LA”), not all relevant patent holding companies have joined this entity. We plan to continue to monitor this area and to act prudently to avoid unnecessary litigation and disputes while continuing to offer our products.

Trade Secrets

We rely to a great extent on the protection the law gives to trade secrets to protect our proprietary technology. Our policy is to request confidentiality agreements from all of our employees and key consultants, and we regularly enter into confidentiality agreements with other companies with whom we discuss any of our proprietary technology.

Despite trade secret protection, we cannot be sure that third parties will not independently develop the same or similar technologies. Despite contract and procedural measures, we believe that it is extremely difficult to guard against unauthorized disclosure or misuse of technology to which we have granted third parties access. We also have significant international operations and many foreign countries, in law or in practice, do not extend the same level of protection to trade secrets as does U.S. law.

Current Infringement Issues

In the past we have been advised of infringements of various patents and trademarks. For example, we have recently been advised by MPEG/LA that certain of our products infringe patents covered by their patent pool. We do not believe that in this, or any situation currently known to us, we are at risk of material loss or serious interruption of our business. We regularly accrue certain reserves relating to shipments of products based on our assessment of what we may ultimately pay in royalties to various patent holders. Our assessment in this regard may prove to be incorrect, in which case we may be exposed to additional financial losses relating to patent infringements.

Geographic Exposure

We have for many years realized a significant proportion of our revenues from sales outside the United States. In some fiscal quarters, non-U.S. revenue has constituted as much as 52% of our revenues. For example, in the fiscal year ended March 31, 2002, and for the quarter ended June 30, 2002, approximately 39% and 21% of our revenues came from sales outside the United States.

Our foreign sales expose us to a number of factors that may not be relevant if our sales were largely made within the United States. For example, currency movements which make the U.S. dollar stronger relative to foreign currencies can effectively raise the price of our products to foreign customers, reducing demand for our products. In addition, import restrictions, tariffs, and foreign product regulations (particularly those dealing with product safety and RF emissions), may also impede our ability to do business in foreign countries.

PROPERTIES

Our principal administrative, sales and marketing, research and development and support facility is located at 101 Rowland Way in Novato, California and consists of approximately 30,000 square feet under a lease which expires in 2006.

We also have sales offices located in London and Tokyo.

LEGAL PROCEEDINGS

We are not a party to any legal proceedings.

MARKET FOR SONIC SOLUTIONS’ COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is listed on the Nasdaq National Market. As of July 31, 2002, there were approximately 160 registered holders of our common stock. We believe, however, that many beneficial holders of our common stock have registered their shares in nominee or street name, and that there are substantially more than 160 beneficial owners. The low price and high price of our common stock during the last nine quarters are as follows:

	Low Price	High Price
Quarter ended June 30, 2000	$3.250	$9.250
Quarter ended September 30, 2000	$1.688	$4.469
Quarter ended December 31, 2000	$1.000	$3.063
Quarter ended March 31, 2001	$1.031	$2.625
Quarter ended June 30, 2001	$1.050	$1.990
Quarter ended September 30, 2001	$1.010	$1.900
Quarter ended December 31, 2001	$1.080	$5.750
Quarter ended March 31, 2002	$4.980	$8.330
Quarter ended June 30, 2002	$6.070	$9.990

We have not paid any dividends on our common stock during the periods set forth above. It is presently the policy of the board of directors to retain earnings for use in expanding and developing our business. We have paid a $0.20 and $0.16 per share dividend on our Series D and Series E Preferred stock, respectively, under the terms of the preferred stock. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions and future prospects and other factors the board of directors may deem relevant.

In February 2001, we issued 700,000 shares of Series D convertible preferred stock to Daikin Industries in conjunction with the acquisition of the DVD business and assets of Daikin. Each share of Series D convertible preferred stock is convertible into one share of Common Stock. These securities were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933. These securities were sold to one investor which represented it was sophisticated and accredited.

In December 2001, we issued 250,000 shares of Series E convertible preferred stock to Sanshin Electronics Co., Ltd. in conjunction with their $1 million equity investment in Sonic Solutions. In addition to the equity investment, it was agreed that the distributor agreement by and between Sanshin and Sonic Solutions would be extended. Each share of Series E convertible preferred stock is convertible into one share of common stock. These securities were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933. These securities were sold to one investor which represented it was sophisticated and accredited.

MANAGEMENT

Our directors and executive officers and their ages as of June 30, 2002 are as follows:

Name Of Nominee	Age	Position With The Company	Director Since
Robert J. Doris	49	President and Chief Executive Officer	1986
Mary C. Sauer	49	Senior Vice President of Business Development, Secretary and Director	1986
Robert M. Greber	64	Director	1993
Peter J. Marguglio	55	Director	1986
R. Warren Langley	59	Director	2001

Mr. Doris is married to Ms. Sauer. There are no other family relationships between any director or executive officer of the Company.

Robert J. Doris.    Mr. Doris founded Sonic Solutions in 1986 and has served as President, Chief Executive Officer and Director of the Company since that time. Prior to 1986 he was President of The Droid Works, a subsidiary of Lucasfilm Ltd., which produced computer-based video and digital audio systems for the film and television post-production and music recording industries. Prior to founding The Droid Works, Mr. Doris was a Vice President of Lucasfilm and General Manager of the Lucasfilm Computer Division. Mr. Doris received B.A., J.D. and M.B.A. degrees from Harvard University.

Mary C. Sauer.    Ms. Sauer founded Sonic Solutions in 1986 and has served as a Vice President and Director of the Company since that time. Ms. Sauer became Senior Vice President of Marketing and Sales in February 1993. Prior to 1986, Ms. Sauer was Vice President of Marketing for The Droid Works, and prior to joining The Droid Works, Ms. Sauer was Director of Marketing for the Lucasfilm Computer Division. Ms. Sauer received an M.B.A. in Finance and Marketing from the Wharton School of the University of Pennsylvania and a B.F.A. from Washington University in St. Louis.

Robert M. Greber.    Mr. Greber has served as a director of the Company since August 1993. Mr. Greber served as president and Chief Operating Officer of The Pacific Stock Exchange from July 1990 until December 1995. In January 1996, he was elected Chairman and Chief Executive Officer of The Pacific Stock Exchange. In December 1999, Mr. Greber retired from The Pacific Stock Exchange. Prior to joining The Pacific Stock Exchange, he was from 1985 to 1987 President and Chief Executive Officer of Diagnostic Networks, Inc., a network of Magnetic Resonance Imaging Centers which was merged into NMR America in 1987. Prior to his employment with Diagnostic Networks, Inc., Mr. Greber was President and Chief Executive Officer of Lucasfilm Ltd. from 1981 to 1985 where, among other duties, he oversaw development of digital technologies for video, film, audio, and special effects and video games applications. Before joining Lucasfilm, Mr. Greber was associated with the firm of Merrill Lynch where he was Vice President and Manager of the Los Angeles Institutional Office. Mr. Greber holds a B.S. in Finance from Temple University. Mr. Greber also serves on the Board of Bay View Capital Corp.

Peter J. Marguglio.    Mr. Marguglio has served as a Director of the Company since August 1986. Since January 1990, Mr. Marguglio has worked at Eatec Corporation, a software company located in Berkeley, California where he is now President. Prior to joining Eatec, Mr. Marguglio was President of Resource Marketing, Inc., an equipment leasing firm he founded in 1981. Mr. Marguglio holds a Mechanical Engineering degree from the University of Washington and an M.B.A. degree from Stanford University.

R. Warren Langley.    Mr. Langley has served as a Director of the Company and as a member of the Audit Committee since June 2001. Since January 2000, Mr. Langley has been a consultant and the Managing Principal of the GuruWizard Fund, LLC. From January 2000 to May 2000, he served as interim Chief Executive Officer of Brush Dance, a creator of Mind-Body-Spirit products. From September 1996 until March 1999, Mr. Langley served as President and Chief Operating Officer of The Pacific Stock Exchange in San Francisco. Prior to that, from August 1987 to January 1998, he was a Principal and Chief Operating Officer of Hull Trading in Chicago, a proprietary derivatives trading firm. Mr. Langley has also worked as Director of Operations Research and Industrial Engineering at United Airlines and worked in several capacities in the software, energy, and defense consulting industries after serving in the United States Air Force for fifteen years. Mr. Langley holds degrees from the United States Air Force Academy, Massachusetts Institute of Technology, and Georgia Institute of Technology.

EXECUTIVE COMPENSATION

The following table sets forth the total compensation for the fiscal years ended March 31, 2002, 2001 and 2000 for the Chief Executive Officer and each of the three other most highly compensated executive officers of the Company who served as executive officers at fiscal year end and who received salary and bonuses of $100,000 or more. None of the named executive officers earned any bonuses or compensation for these fiscal years other than as set forth in the table or received any restricted stock awards, stock appreciation rights or long-term incentive plan payouts.

SUMMARY COMPENSATION TABLE

	Fiscal Year Ended March 31,			Long-term Compensation Number Of Securities Underlying Options (#)(1)
		Annual Compensation
Name And Principal Position		Salary ($)	BONUS ($)
Robert J. Doris	2002	$161,250	$0	260,000
President (Chief Executive Officer)	2001	$225,000	$0	85,000
and Director	2000	$221,250	$0	85,000

Mary C. Sauer	2002	$89,250	$0	170,000
Senior Vice President,	2001	$127,875	$0	40,000
Business Development,	2000	$112,675	$0	40,000
Secretary and Director

Christopher A. Kryzan	2002	$187,000	$40,132	70,000
Senior Vice President,	2001	$187,000	$38,917	48,000
Engineering and Marketing	2000	$185,500	$45,031	25,000

A. Clay Leighton	2002	$151,600	$15,000	250,000
Senior Vice President Worldwide Operations,	2001	$180,000	$15,000	50,000
Finance and Chief Financial Officer	2000	$176,250	$15,000	65,000

(1)	Represents options to purchase our common stock.

The following table sets forth certain information regarding grants of stock options made during the fiscal year ended March 31, 2002 to the executive officers named in the Summary Compensation Table. Since inception, we have not granted any stock appreciation rights.

OPTION GRANTS IN LAST FISCAL YEAR

	Individual Grants
Name	Number of Securities Underlying Options Granted (#)		Percent of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation For Option Term
						5%	10%
Robert J. Doris	90,000	(1)	5%	$1.12	7/12/2011	$63,392.58	$160,649.24
	170,000	(1)	9%	$1.61	9/4/2011	$172,128.46	$436,207.31
Mary C. Sauer	90,000	(1)	5%	$1.12	7/12/2011	$63,392.58	$160,649.24
	80,000	(1)	4%	$1.61	9/4/2011	$81,001.63	$205,274.03
Christopher A. Kryzan	70,000	(1)	4%	$1.35	12/3/2011	$59,430.54	$150,608.66
A. Clay Leighton	40,000	(1)	4%	$1.12	7/12/2011	$28,174.48	$71,399.66
	210,000	(2)	11%	$1.17	10/25/2011	$154,519.41	$391,582.52

(1)	Options vest over a period of one year at a rate of 8.333 percent per month.
(2)	Options vest over a period of three years at a rate of 2.778 percent per month.

The exercise price is equal to the fair market value of our common stock on the date of grant, as determined by reference to the closing price of our common stock on the Nasdaq National Market on the date of grant. The options are subject to earlier expiration in the event of the officer’s termination of employment with the Company. Potential realizable value is based on an assumption that the fair market value of the stock on the date of grant appreciates at the stated rate, compounded annually, from the date of grant until the end of the option terms. These values are calculated based on requirements promulgated by the Securities and Exchange Commission and does not reflect our estimate of future stock price appreciation. All of the options in the above table were granted under our Stock Option Plan.

The following table sets forth information regarding the number and value of options exercised during the fiscal year ended March 31, 2002 and of unexercised options held by the named executive officers on March 31, 2002. Value of in-the-money options is considered to be the difference between the exercise price and the closing price of $7.50 per share of the common stock as quoted on the Nasdaq National Market on March 31, 2002. The aggregate value realized by Mr. Leighton upon exercise of options to purchase 75,000 shares was zero because at the time the options were exercised, the exercise prices were more than the market price of the common stock.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION VALUES

Name	Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Number of Securities Underlying Unexercised Option At Fiscal Year End Exercisable/ Unexercisable	Value of in-the-Money Options at Fiscal Year End Exercisable/ Unexercisable(1)
Robert J. Doris	0	0	582,500/107,500	3,083,623/644,200

Name	Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Number of Securities Underlying Unexercised Option At Fiscal Year End Exercisable/ Unexercisable	Value of in-the-Money Options at Fiscal Year End Exercisable/ Unexercisable(1)
Mary C. Sauer	0	0	339,500/62,500	1,825,490/379,150
Christopher A. Kryzan	0	0	283,000/0	1,560,456/0
A. Clay Leighton	75,000	0	264,167/155,833	1,428,525/986,923

(1)
These values have not been, and may not be, realized, and are based on the positive spread between the respective exercise prices of the outstanding stock options and the closing price of our common stock at March 31, 2002 ($7.50).

We did not make any awards during the fiscal year ended March 31, 2002 to any of the executive officers named in the Summary Compensation Table under any long-term incentive plan providing compensation intended to serve as incentive for performance to occur over a period longer than one fiscal year, excluding the stock options set forth above.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of the Common Stock as of August 31, 2002 (i) by each person who is known by us to beneficially own more than five percent of the Common Stock, (ii) by each of our directors, (iii) by each of our executive officers named in the Summary Compensation Table under the caption “Executive Compensation” below, and (iv) by all directors and executive officers as a group.

Name and Address(1)	Number of Shares Beneficially Owned(2)	Percentage of Shares Beneficially Owned (2)
Robert J. Doris (3)	1,842,889	11.6%
Mary C. Sauer(4)	920,662	5.8%
Peter J. Marguglio(5)	240,443	1.5%
Robert M. Greber(6)	14,000	*
R. Warren Langley(7)	4,667	*
Christopher A. Kryzan(8)	283,000	1.8%
A. Clay Leighton(9)	388,500	2.5%
All directors and executive officers as a group (12 persons)	4,080,964	25.8%

*	Less than one percent.
(1)	The address of the persons set forth above is c/o Sonic Solutions, 101 Rowland Way, Suite 110, Novato, CA 94945.
(2)
This table is based upon information supplied by directors, officers and principal shareholders. Applicable percentage ownership for each shareholder is based on 15,835,282 shares of Common Stock outstanding as of August 31, 2002, together with applicable options for such shareholders. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities, subject to the community property laws where applicable. Shares of Common Stock subject to options are deemed outstanding for the purpose of computing the percentage ownership of the person holding such options, but are not treated as outstanding for computing the percentage ownership of any other person.

(3)	Includes 1,152,889 shares owned by Mr. Doris, and 690,000 shares issuable upon exercise of options which will be exercisable within 60 days of August 31, 2002.

(4)	Includes 518,662 shares owned by Ms. Sauer, and 402,000 shares issuable upon exercise of options which will be exercisable within 60 days of August 31, 2002.
(5)	Includes 208,443 shares owned by Mr. Marguglio, and 32,000 shares issuable upon exercise of options which will be exercisable within 60 days of August 31, 2002.
(6)	Consists of shares issuable upon exercise of options which will be exercisable within 60 days of August 31, 2002.
(7)	Consists of shares issuable upon exercise of options which will be exercisable within 60 days of August 31, 2002.
(8)	Consists of shares issuable upon exercise of options which will be exercisable within 60 days of August 31, 2002.
(9)	Includes 93,500 shares owned by Mr. Leighton and 295,000 shares issuable upon exercise of options which will be exercisable within 60 days of August 31, 2002.

Board Meetings and Committees

The Board held a total of four meetings during the fiscal year ended March 31, 2002. No incumbent director participated in fewer than 75% of the total number of meetings of the Board and all meetings of the committees, if any, upon which such director served.

During the fiscal year ended March 31, 2002, the Audit Committee of the Board consisted of Mr. Marguglio, Mr. Greber and Mr. Langley. All of the Audit Committee members are independent directors as defined in the National Association of Securities Dealers listing standards. The principal functions of the Audit Committee are to recommend engagement of our independent auditors, to consult with our auditors concerning the scope of the audit and to review with them the results of their examination, to review and approve any material accounting policy changes affecting our operating results and to review our financial control procedures and personnel. The Audit Committee held four meetings during the fiscal year ended March 31, 2002.

The Board does not have a nominating committee or a compensation committee.

Audit Committee Report

The Audit Committee has reviewed and discussed the audited consolidated financial statements for the year ended March 31, 2002 with the our management and has discussed the matters required to be discussed pursuant to Statement on Auditing Standards No. 61 (Communications with Audit Committees) with the representatives of KPMG LLP, independent auditors. The independent auditors have provided a written disclosure to the Audit Committee in compliance with Independence Standards Board No. 1 (Independence Discussions with Audit Committees). The Audit Committee has discussed the auditors’ independence with KPMG LLP. Based on the review of the audited consolidated financial statements for the year ended March 31, 2002 and the discussions between the Audit Committee, our management and the independent auditors, the Audit Committee has recommended to the Board that the audited consolidated financial statements for the year ended March 31, 2002 be included in the Company’s Annual Report to Shareholders and in our Annual Report on Form 10-K, as filed with the Securities and Exchange Commission.

The Audit Committee acts under a written charter that was first adopted and approved by our Board on June 1, 2000. In performing its functions, the Audit Committee acts only in an oversight capacity and necessarily relies on the work and assurances of our management, which has the primary responsibility for financial statements and reports, and of the independent auditor, who, in its report, expresses an opinion on the conformity of our annual financial statements to generally accepted accounting principals.

Compensation of Directors

We do not pay fees to our directors for attendance at meetings. We do reimburse our directors for their out-of-pocket expenses incurred in the performance of their duties as directors of the Company. Our directors who are not, and have not been employees during the preceding twelve months, and who do not directly or indirectly own more than 5% of our common stock, are eligible to receive an initial grant, and thereafter annual grants, of options to purchase shares of our common stock in accordance with our Nonemployee Directors Stock Option Plan.

Compensation Committee Interlocks and Insider Participation

The Board does not have a compensation committee. Accordingly, the entire Board determines executive compensation. Robert J. Doris and Mary C. Sauer are directors and are the founders and principal executive officers of the Company.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers, and persons who own more than ten percent of a registered class of the our equity securities, to file reports of ownership on Form 3 and changes in ownership on Form 4 or 5 with the Securities and Exchange Commission and the National Association of Securities Dealers. Such officers, directors and ten percent shareholders are also required by Securities and Exchange Commission rules to furnish us with copies of all Section 16(a) forms that they file.

Based solely on representations from certain reporting persons, we believe that, during the fiscal year ended March 31, 2002, (i) each of the following persons failed to file a Form 5 within the time period required by the rules and regulations of the Securities and Exchange Commission: Robert J. Doris, Mary C. Sauer, Peter J. Marguglio, Robert M. Greber, R. Warren Langley, Christopher A. Kryzan and A. Clay Leighton, and (ii) A. Clay Leighton failed to file the Form 4 within the time period required by the rules and regulations of the Securities and Exchange Commission reporting the exercises of options to purchase 50,000 and 25,000 shares of common stock on December 4, 2001 and December 6, 2001, respectively.

Stock Option Plans

Under our September 1989 Stock Option Plan, which we refer to as the 1989 Plan, options to purchase up to an aggregate of 2,090,000 shares of common stock may be granted to key employees, directors and consultants. Grants of options to our directors may not exceed 140,000 shares. The 1989 Plan provides for issuing both incentive stock options, which must be granted at fair market value at the date of grant, and nonqualified stock options, which must be granted at not less than 85% of fair market value of the stock. All options to date have been granted as incentive stock options. Options under the Plan generally vest over four years from the date of grant. The options generally expire ten years from the date of grant and are canceled three months after termination of employment. Our Board and Chief Executive Officer administer the 1989 Plan.

During 1995, we adopted the 1994 Non-Employee Directors Stock Option Plan, which we refer to as the Non-Employee Plan, which provides for the grant of stock options to our non-employee directors. Under this plan, stock options are granted annually at the fair market value of our common stock on the date of grant. The number of options so granted annually is fixed by the plan. Such options generally vest over four years from the date of grant. The total number of shares to be issued under this plan may not exceed 100,000 shares. There were 12,000 options outstanding at March 31, 2002, at prices of $2.6560, $2.5625 and $1.6880 per share, all of which were exercisable. The Non-Employee Plan provides for issuing both incentive stock options, which must be granted at fair market value at the date of grant, and nonqualified stock options, which must be granted at not less than 85% of fair market value of the stock. All options to date have been granted as incentive stock options. Options under the Non-Employee Plan generally vest over four years from the date of grant. The options generally expire ten years from the date of grant and are canceled three months after termination of service as a director. Our Board and Chief Executive Officer administer the Non-Employee Plan.

In July, 1998, the Board adopted the Sonic Solutions 1998 Stock Option Plan, which we refer to as the 1998 Plan, and the shareholder’s approved the 1998 Plan in September, 1998. The 1998 Plan covers 1,000,000 shares of Common Stock, with an annual increase in the number of shares available for issuance under the 1998 Plan on the last day of each fiscal year; provided that the total number of shares issuable under the plan shall not exceed 2,000,000. The 1998 Plan provides for issuing both incentive stock options, which must be granted at fair market value at the date of grant, and nonqualified stock options, which must be granted at not less than 85% of fair market value of the stock. All options to date have been granted as incentive stock options. Options under the 1998 Plan generally vest over four years from the date of grant. The options generally expire ten years from the date of grant and are canceled three months after termination of employment. Our Board and Chief Executive Officer administer the 1998 Plan.

In July, 2000, the Board adopted the Sonic Solutions 2000 Stock Option Plan (the “2000 Plan”) and the shareholder’s approved the 2000 Plan in September, 2000. The 2000 Plan covers 3,000,000 shares of common stock with an annual increase in the number of shares available for issuance under the 2000 Plan on the last day of each fiscal year. Our Board and Chief Executive Officer administer the 2000 Plan.

DESCRIPTION OF CAPITAL STOCK

As of the date of this prospectus, our authorized capital stock consists of 30,000,000 shares of common stock, no par value (“common stock”), and 10,000,000 shares of preferred stock, no par value.

Common Stock

As of June 30, 2002, there were 15,613,833 shares of common Stock outstanding held of record by approximately 160 registered stockholders. We believe however, that many beneficial holders of its common stock have registered their shares in nominee or street name, and that there are substantially more than 160 beneficial owners. The holders of shares of common stock are entitled to one vote per share on all matters to be voted on by stockholders, except that holders may cumulate their votes in the election of directors. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board in its discretion from funds legally available therefore. In the event of a liquidation, dissolution, or winding up of our business, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock. Holders of common stock have no preemptive rights and have no rights to convert their common stock into any other securities. The outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

Our articles of incorporation authorize us to issue 10,000,000 shares of undesignated preferred stock, no par value per share. We may issue preferred stock from time to time in one or more series, without shareholder approval, when authorized by our board.

Upon issuance of a particular series of preferred stock, our Board is authorized, to specify:

•	the number of shares to be included in the series;

•	the annual dividend rate for the series and any restrictions or conditions on the payment of dividends;

•	the redemption price, if any, and the terms and conditions of redemption;

•	any sinking fund provisions for the purchase or redemption of the series;

•	if the series is convertible, the terms and conditions of conversion;

•	the amounts payable to holders upon our liquidation, dissolution or winding up; and

•	any other rights, preferences and limitations relating to the series.

The Board’s ability to authorize, without shareholder approval, the issuance of preferred stock with conversion and other rights, may adversely affect the rights of holders of our common stock or other series of preferred stock that may be outstanding.

No shares of our preferred stock, other than Series D preferred stock and Series E preferred stock are currently issued and outstanding.

Series D Preferred Stock

As of the date of this prospectus, 850,000 shares of preferred stock have been designated as Series D preferred stock, 731,913 of which were outstanding as of June 30, 2002 and 381,913 of which are outstanding on the date of this prospectus. The terms of the Series D preferred stock are summarized below.

Conversion:    Each share of Series D preferred stock is convertible, at the election of the holder, into that number of shares of our common stock equal to the liquidation preference, as adjusted for stock splits, reorganizations and the like, which is currently $5.00 per share, divided by the conversion price. The conversion price is initially $5.00 per share but is subject to modification and adjustment. For example, the conversion price will be adjusted in connection with stock splits, distributions and reclassifications.

Liquidation Preference.    The Series D preferred stock has a liquidation preference equal to $5.00 per share, as adjusted for stock splits, reorganizations and the like, plus accrued and unpaid dividends, and are senior to any other preferred stock in respect of the right to receive liquidation preferences.

Redemption:    The Series D preferred stock is subject to redemption, under certain circumstances, at any time after the issuance of the Series D preferred stock.

Dividend Rights:    Holders of Series D preferred stock are entitled to cumulative dividends, when and as declared by the Board, at the annual rate of $0.20 per share, until such time as the Series D preferred stock have been converted into common stock or redeemed. Dividends on Series D preferred stock may be paid in cash or in shares of Series D preferred at a price equal to the then applicable conversion price, at the election of the Company. The dividends are cumulative and payable quarterly in arrears for each quarter of each fiscal year and are senior to any other preferred stock in respect of the right to receive dividend payments.

Voting Rights:    Each holder of Series D preferred stock is entitled to the number of votes equal to the number of shares of common stock into which such shares of Series D preferred stock could be converted. The holders of Series D Preferred Stock have the same voting rights and powers as the holders of common stock. In addition, an affirmative vote of a majority of the outstanding Series D preferred stock is required to:

•	alter or amend the rights, preferences and privileges of the Series D preferred stock;

•	authorize the issuance of additional Series D preferred stock; and

•
authorize or issue additional or other capital stock that is senior or equal to the Series D preferred stock in respect of the preferences in connection with the distributions and payments upon the liquidation and winding up of Sonic Solutions.

Series E Preferred Stock

As of the date of this prospectus, 300,000 shares of preferred stock have been designated as Series E preferred stock, 250,778 of which are outstanding on the date of this prospectus. The terms of the Series E preferred stock are summarized below.

Conversion:    Each share of Series E preferred stock is convertible, at the election of the holder, into that number of shares of our common stock equal to the liquidation preference, as adjusted for stock splits, reorganizations and the like, which is currently $4.00 per share, divided by the conversion price. The conversion price is initially $4.00 per share but is subject to modification and adjustment. For example, the conversion price will be adjusted in connection with stock splits, distributions and reclassifications.

Liquidation Preference.    The Series E preferred stock has a liquidation preference equal to $4.00 per share, as adjusted for stock splits, reorganizations and the like, plus accrued and unpaid dividends, and are senior to any other preferred stock, other than the Series D preferred stock, in respect of the right to receive any liquidation preferences.

Redemption:    The Series E preferred stock is subject to redemption, under certain circumstances, at any time after the issuance of the Series E preferred stock.

Dividend Rights:    Holders of Series E preferred stock are entitled to cumulative dividends, when and as declared by the Board, after all accumulated dividends have been paid to the holders of Series D preferred stock, at the annual rate of $0.16 per share, until such time as the Series E preferred stock have been converted into common stock or redeemed. Dividends on Series E preferred stock may be paid in cash or in shares of Series E preferred at a price equal to the then applicable conversion price, at the election of the Company. The holders of Series E preferred have a right to receive dividend payments that is senior to any other preferred stock, other than the Series D preferred stock. The dividends are cumulative and payable quarterly in arrears for each quarter of each fiscal year.

Voting Rights:    Each holder of Series E preferred stock is entitled to the number of votes equal to the number of shares of common stock into which such shares of Series E preferred stock could be converted. The holders of Series E Preferred Stock have the same voting rights and powers as the holders of common stock. In addition, an affirmative vote of a majority of the outstanding Series E preferred stock is required to:

•	alter or amend the rights, preferences and privileges of the Series E preferred stock;

•	authorize the issuance of additional Series E preferred stock; and

•
authorize or issue additional or other capital stock that is senior or equal to the Series E preferred stock in respect of the preferences in connection with the distributions and payments upon the liquidation and winding up of Sonic Solutions.

Warrants

Since December 1996, we have entered into various financing arrangements with Hambrecht & Quist Guaranty Finance, including a $5,100,000 financing facility and a $7,000,000 equity-based line of credit. In March 1998, $3,000,000 of the $5,100,000 financing facility was restructured into $1,500,000 of Series C convertible preferred stock (461,538 shares) and $1,500,000 of debt. The debt had an interest rate of 7.25% and was due in October 1999. As of the fiscal year ended March 31, 2001, all shares of the Series C convertible preferred stock had been converted into shares of common stock.

In October 1999, the $1,500,000 of debt due to Hambrecht and Quist Guaranty Finance was restructured into 153,846 shares of Series C convertible preferred stock and $1,000,000 of debt. The unpaid balance at March 31, 2000 and 2001 was $600,000 and $57,000, respectively. During the year ended March 31, 2001, all of the shares of Series C preferred stock were converted into shares of common stock. In connection with the debt restructuring, we issued warrants to purchase 120,000 shares of common stock at an exercise price of $2.50. The fair market value of the warrants was estimated using the Black-Scholes option pricing model and the following assumptions: volatility of .50, risk free interest rate of 6% and expected life equal to the contractual terms. The warrants to purchase shares of common stock were immediately exercisable, and had an expiry date of April 30, 2006. These warrants were exercised with respect to 70,000 shares at various times during fiscal years 2001 and 2002 and there were 50,000 unexercised at March 31, 2002. During the first quarter ended June 30, 2002, warrants with respect to the remaining 50,000 shares were exercised.

Transfer Agent and Registrar

The transfer agent and registrar of our common stock is Mellon Investor Services.

LEGAL MATTERS

The legality of the issuance of the securities being offered hereby is being passed upon for Sonic Solutions by Heller Ehrman White & McAuliffe LLP, Menlo Park, California.

EXPERTS

The financial statements and schedule of Sonic Solutions as of March 31, 2001 and 2002 and for each of the years in the three year period ended March 31, 2002 have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

INDEPENDENT AUDITORS’ REPORT

The Board of Directors
Sonic Solutions:

We have audited the accompanying balance sheets of Sonic Solutions as of March 31, 2002 and 2001, and the related statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2002. In connection with our audits of the financial statements, we also have audited the financial statement schedule as listed in Item 16(b). These financial statements and financial statement schedule are the responsibility of Sonic Solutions’ management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sonic Solutions as of March 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

KPMG LLP

San Francisco, California
May 1, 2002

FINANCIAL STATEMENTS

SONIC SOLUTIONS

BALANCE SHEETS
(in thousands, except share and per share amounts)

	March 31		June 30
	2001	2002	2002
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$1,616	11,114	9,642
Accounts receivable, net of allowance for returns and doubtful accounts of $1,005 and $383 at March 31, 2001 and 2002 and $433 at June 30, 2002, respectively	4,185	3,143	3,998
Inventory	492	390	478
Prepaid expenses and other current assets	448	616	686

Total current assets	6,741	15,263	14,804
Fixed assets, net	1,333	1,123	1,283
Purchased and internally developed software costs, net	3,094	1,488	1,434
Goodwill	—	—	1,818
Other assets	570	604	763

Total assets	$11,738	18,478	20,102

Liabilities And Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$4,621	4,756	5,591
Deferred revenue and deposits	1,595	8,526	6,134
Subordinated debt	57	—	—
Current portion of obligations under capital leases	10	—	—

Total current liabilities	6,283	13,282	11,725
Commitments and contingencies

Shareholders’ Equity
Convertible preferred stock, no par value, 10,000,000 shares authorized: 700,000, 982,691 and 982,691 shares issued and outstanding at March 31, 2001, and 2002 and June 30, 2002, respectively	1,750	2,832	2,832
Common stock, no par value, 30,000,000 shares authorized; 13,056,646, 14,963,939 and 15,613,833 shares issued and outstanding at March 31, 2001 and 2002 and June 30, 2002, respectively	28,399	31,240	33,845
Accumulated deficit	(24,694)	(28,876)	(28,300)

Total shareholders’ equity	5,455	5,196	8,377

Total liabilities and shareholders’ equity	$11,738	18,478	20,102

See accompanying notes to financial statements

SONIC SOLUTIONS

STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Years Ended March 31,			Quarters Ended June 30,
	2000	2001	2002	2001	2002
				(unaudited)	(unaudited)
Net revenue	$20,827	16,519	19,104	4,204	7,384
Cost of revenue	8,992	5,892	5,743	1,389	1,907

Gross profit	11,835	10,627	13,361	2,815	5,477

Operating expenses:
Marketing and sales	8,938	8,710	8,601	2,176	2,146
Research and development	6,155	5,148	5,897	1,448	1,892
General and administrative	2,284	2,514	2,095	450	857
Business integration	—	—	705	383	—

Total operating expenses	17,377	16,372	17,298	4,457	4,895

Operating income (loss)	(5,542)	(5,745)	(3,937)	(1,642)	582
Interest income	71	129	52	6	29
Interest expense	(320)	(232)	(2)	(2)	—
Other income (expense)	—	(7)	(129)	(5)	5

Income (loss) before income taxes	(5,791)	(5,855)	(4,016)	(1,643)	616
Provision (benefit) for income taxes	(97)	—	166	—	40

Net income (loss)	$(5,694)	(5,855)	(4,182)	(1,643)	576
Beneficial conversion feature given to preferred shareholders	110	—	—	—	—
Dividends paid to preferred shareholders	49	20	128	12	40

Net income (loss) applicable to common shareholders	$(5,853)	(5,875)	(4,310)	(1,655)	530

Net income (loss) per share applicable to common shareholders

Basic	$(0.56)	(0.47)	(0.30)	(0.12)	0.03

Diluted	$(0.56)	(0.47)	(0.30)	(0.12)	0.04

Shares used in computing per share net income (loss) per share

Basic	10,460	12,402	14,157	13,399	15,289

Diluted	10,460	12,402	14,157	13,399	19,307

See accompanying notes to financial statements

SONIC SOLUTIONS

STATEMENTS OF SHAREHOLDERS’ EQUITY
(in thousands)

	Preferred stock		Common stock		Accumulated deficit	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount
Balances at March 31, 1999	294	$956	9,468	$18,121	(13,145)	5,932
Exercise of common stock options	—	—	298	773	—	773
Equity line of credit issuances, net of issuance costs of $363	—	—	1,800	7,053	—	7,053
Issuance of preferred stock	154	500	—	—	—	500
Conversion of preferred stock	(292)	(950)	464	950	—	—
Preferred stock dividends	—	—	—	(49)	—	(49)
Return to preferred stock shareholders as a result of beneficial conversion feature…	—	—	—	(110)	—	(110)
Preferred stock beneficial conversion feature	—	—	—	110	—	110
Issuance of warrants	—	—	—	235	—	235
Exercise of warrants	—	—	20	—	—	—
Net loss	—	—	—	—	(5,694)	(5,694)

Balances at March 31, 2000	156	506	12,050	27,083	(18,839)	8,750
Exercise of common stock options	—	—	43	73	—	73
Equity line of credit issuances, net of issuance costs of $136	—	—	211	58	—	58
Issuance of common stock	—	—	495	699	—	699
Issuance of preferred stock	700	1,750	—	—	—	1,750
Conversion of preferred stock	(156)	(506)	257	506	—	—
Preferred stock dividends	—	—	—	(20)	—	(20)
Net loss	—	—	—	—	(5,855)	(5,855)

Balances at March 31, 2001	700	1,750	13,056	28,399	(24,694)	5,455
Exercise of common stock options	—	—	407	695	—	695
Exercise of warrants	—	—	4	—	—	—
Equity line of credit issuances, net of issuance costs of $79	—	—	1,497	2,274	—	2,274
Issuance of preferred stock	250	1,000	—	—	—	1,000
Preferred stock dividends	33	82	—	(128)	—	(46)
Net loss	—	—	—	—	(4,182)	(4,182)

Balances at March 31, 2002	983	$2,832	14,964	$31,240	(28,876)	5,196
Exercise of common stock options	—	—	347	614	—	614
Exercise of warrants	—	—	34	1	—	1
Equity line of credit issuances, net of issuance costs of $10	—	—	269	1,990	—	1,990
Net income	—	—	—	—	576	576

Balances at June 30, 2002 (unaudited)	983	$2,832	15,614	$33,845	(28,300)	8,377

See accompanying notes to financial statements

SONIC SOLUTIONS

STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended March 31,			Quarters Ended June 30,
	2000	2001	2002	2001	2002
				(unaudited)	(unaudited)
Cash flows from operating activities:
Net income (loss)	$(5,694)	(5,855)	(4,182)	(1,643)	576
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,958	2,025	1,880	647	597
Provision for returns and doubtful accounts	650	170	—	(26)	50
Interest expense amortization	—	132	2	2	—
Changes in operating assets and liabilities:
Accounts receivable	118	2,215	1,042	263	(905)
Inventory	(138)	465	102	2	(88)
Prepaid expenses and other current assets	(138)	8	(168)	117	(22)
Other assets	(237)	(177)	(34)	(12)	(159)
Accounts payable and accrued liabilities	(53)	(50)	135	(37)	835
Deferred revenue and deposits	(94)	219	6,931	694	(2,392)

Net cash generated by (used in) operating activities	(2,628)	(848)	5,708	7	(1,508)

Cash flows from investing activities:
Purchase of fixed assets	(850)	(417)	(224)	(107)	(106)
Cash paid for purchase of Ravisent, including transaction costs	—	—	—	—	(2,275)
Reductions in (additions to) purchased and internally developed software	(801)	(1,656)	160	(128)	(188)

Net cash used in investing activities	(1,651)	(2,073)	(64)	(235)	(2,569)

Cash flows from financing activities:
Proceeds from exercise of common stock options	773	73	695	—	661
Repayments of subordinated debt	(84)	(675)	(59)	(59)	—
Proceeds associated with equity line financing	7,053	58	2,274	682	1,990
Borrowings on line of credit	422	500	—	—	—
Repayments of line of credit	(922)	(500)	—	—	—
Principal payments on capital leases	(149)	(78)	(10)	(8)	—
Proceeds from issuance of preferred stock	—	—	1,000	—	—
Payment of dividends	(49)	(20)	(46)	—	(46)

Net cash provided by (used in) financing activities	7,044	(642)	3,854	615	2,605

Net increase (decrease) in cash and cash equivalents	2,765	(3,563)	9,498	387	(1,472)
Cash and cash equivalents, beginning of year	2,414	5,179	1,616	1,616	11,114

Cash and cash equivalents, end of year	$5,179	1,616	11,114	2,003	9,642

Supplemental disclosure of cash flow information:
Interest paid during year	$109	44	2	2	—

Income taxes paid during year	$4	—	13	—	4

Noncash financing and investing activities:
Internally developed software transferred to joint venture	$—	—	674	—	—

Conversion of preferred stock to common stock	$956	506	—	—	—

Conversion of subordinated debt to preferred stock	$500	—	—	—	—

Issuance of preferred stock dividend	—	—	82	24	—

Issuance of preferred stock to finance acquisition	—	1,750	—	—	—

Issuance of common stock to finance acquisition	—	699	—	—	—

Issuance of warrants associated with conversion of subordinated debt	$235	—	—	—	—

Conversion of warrants to common stock	$—	—	—	—	1

Beneficial conversion feature given to preferred shareholders	$110	—	—	—	—

See accompanying notes to financial statements

SONIC SOLUTIONS

NOTES TO FINANCIAL STATEMENTS
March 31, 2000, 2001 and 2002

The financial information as of and for the three months ended June 30, 2002 is unaudited. This interim financial information has been prepared on substantially the same basis as the audited financial statements and in the opinion of management, contains all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of the financial information set forth therein.

(1)    SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

(a)    Operations

We develop and market computer based tools that enable the creation of digital audio and video titles in the DVD-Video format, and in related formats. Most of the products we sell consist entirely of computer software, though some of the tools we sell include “plug-in” computer hardware. We also license the software technology underlying our tools to various other companies to incorporate in products they develop.

We divide our DVD creation products into three categories:

☐
Professional Products — Our professional products consist of advanced DVD-Video creation tools which are intended for use by high-end professional customers. We sell a number of products in this category including DVD Creator (Macintosh based), Sonic Scenarist (Windows based), and ReelDVD (Windows based). These products include elaborate applications software and, in some cases, plug-in hardware. Our customers use our professional products to prepare commercial quality DVD-Video titles, in many cases destined for mass replication and release to home video consumers.

☐
Desktop Products — Our desktop products include software-only DVD-Video creation tools intended for use by lower end professionals, by enthusiasts or “prosumers,” and by consumers. We sell and market these products through product bundling arrangements with OEM suppliers of related products, as well as through retail channels. We market a number of different desktop products under the trade names DVDit! and MyDVD.

☐	Technology Products — This category includes software that we license to other companies for inclusion in their products. We market most of this software under the trade name AuthorScript.

On February 27, 2001, we entered into an Asset Purchase Agreement with Daikin Industries, Ltd., a Japanese corporation, whereby on that date we acquired The DVD Software Development Business of Daikin, also called “Daikin DVD.” In return for the assets acquired, we issued 395,000 shares of Common Stock

SONIC SOLUTIONS

NOTES TO FINANCIAL STATEMENTS—(Continued)

valued at $593,000 and 700,000 shares of Preferred Stock valued at $1,750,000. The acquisition was recorded using the purchase method of accounting.

On March 21, 2002, we executed an agreement forming a new company, Sonic Studio LLC in partnership with a limited liability corporation controlled by two individuals – Eric Jorde and Jeff Wilson. Under the terms of the agreement, we transferred our SonicStudio workstation business to the new LLC, and licensed them to utilize the technology underlying SonicStudio in the professional audio workstation market. The total amount of net assets and liabilities transferred to the New Company, including receivables, inventory, fixed assets, and net of customer service liabilities was $235,661. Certain employees transferred from Sonic to join the new LLC.

Under the terms of the agreement, the new LLC compensated us for the Sonic Studio business with a three year promissory note for $500,000. The promissory note, which does not carry interest, will be repaid to us with a percentage royalty based on sales received by the new LLC, plus any share of profits paid to us by them. Once the promissory note is retired, Sonic will continue to retain a 15% interest in the new LLC.

(b)    Use of Estimates and Certain Concentrations

We prepare our financial statements in conformity with U.S. generally accepted accounting principles. These accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Our management is also required to make certain judgments that affect the reported amounts of revenues and expense during the reporting period. We periodically evaluate our estimates including those relating to revenue recognition, the allowance for doubtful accounts, capitalized software, and other contingencies. We base our estimates on historical experience and various other assumptions that we believe to be reasonable based on the specific circumstances, the results of which form the basis for making judgments about the carrying value of certain assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

We are dependent on sole-source suppliers for certain key components used in our products. We purchase these sole-source components pursuant to purchase orders placed from time to time. We do not carry significant inventories of these components, and have no guaranteed supply agreements. Any extended future interruption or limitation in the supply of any of the components obtained from a single source could have a material adverse effect on our results of operations.

(c)    Revenue Recognition

We have adopted Statement of Position (“SOP”) 97-2, “Software Revenue Recognition”, as amended by SOP 98-4 “Deferral of the Effective Date of a Provision of SOP 97-2,” and SOP 98-9, “Software Revenue Recognition, with Respect to Certain Arrangements” and in certain instances in accordance with SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.” SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements such as software products, hardware, upgrades, enhancements, maintenance and support, installation and training to be allocated to each element based on the relative fair values of the elements. The fair value of an element must be based on vendor-specific objective evidence.

We derive our software revenue primarily from licenses of our software products (including any related hardware components), development agreements and maintenance and support. Revenue recognized from multiple-element software arrangements are allocated to each element of the arrangement based on the fair values of elements, for example, the license to use software products versus maintenance and support for the software product. The determination of fair value is based on objective evidence specific to us. Objective evidence of fair values of all elements of an arrangement is based upon our standard pricing and discounting practices for those products and services when sold separately. Objective evidence of maintenance and support services is measured by annual renewal rates. SOP 98-9 requires recognition of revenue using the

SONIC SOLUTIONS

NOTES TO FINANCIAL STATEMENTS—(Continued)

“residual method” in a multiple element arrangement when fair value does not exist for one or more of the delivered elements in the arrangement. Under the “residual method,” the total fair value of the undelivered element is deferred and subsequently recognized in accordance with SOP 97-2. The difference between the total software arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements.

Revenue from license fees is recognized when persuasive evidence of an arrangement exists (such as receipt of a signed agreement, purchase order or a royalty report), delivery of the product (including hardware) has occurred (generally F.O.B. shipping point), no significant obligations with regard to implementation remain, the fee is fixed and determinable, and collectibility is probable. In addition, royalty revenue from certain distributors that do not meet our credit standards and revenues from our distributor agreement with Daikin are recognized upon sell-through to the end-customer. We consider all arrangements with payment terms longer than one year not to be fixed and determinable. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer.

Fees from development agreements, whereby the development is essential to the functionality of the licensed software, the revenue is recognized under the “percentage of completion” method of contract accounting. Under this method, management is required to estimate the number of hours needed to complete a particular project, and revenues and profits are recognized as the contract progresses to completion.

Deferred revenue includes amounts billed to customers for which revenues have not been recognized which generally results from the following: (1) deferred maintenance and support; (2) amounts billed to certain distributors for our products not yet sold through to the end-user customers; and (3) amounts billed to technology customers for license and development agreements.

(d)    Cash Equivalents

Cash equivalents consist of short-term, highly-liquid investments with original maturities of three months or less and are stated at cost which approximates market value. Cash equivalents consist of money market funds.

(e)    Inventory

Inventory is valued at the lower of cost, determined on a first-in, first-out basis, or market. Our finished goods inventory is manufactured to our specifications by a third party.

(f)    Fixed Assets

Fixed assets consist of furniture and equipment and are recorded at cost. Equipment under capital leases is stated at the present value of minimum lease payments at the inception of the lease. Depreciation of furniture and equipment is provided using the straight-line method over the estimated useful lives of the respective assets which are generally three to five years. Equipment held under capital leases is amortized over the shorter of the lease term or the estimated useful life of the asset.

(g)    Purchased and Internally Developed Software Costs

Purchased software and software product development costs are capitalized when a product’s technological feasibility has been established and then is amortized over a future period. Capitalization ceases and amortization begins when a product is available for general release to customers. Amortization of capitalized software costs, for both internally developed and purchased software products, is computed on a straight- line basis over the estimated economic life of the product, which is generally three years, or on a basis using the ratio of current revenue to the total of current and anticipated future revenue, whichever is greater. All other

SONIC SOLUTIONS

NOTES TO FINANCIAL STATEMENTS—(Continued)

research and development expenditures are charged to research and development expense in the period incurred.

(h)    Income Taxes

We account for income taxes under the asset and liability method of accounting. Under the asset and liability method, deferred tax assets and liabilities are recognized based on the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in rates is recognized in income in the period that includes the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

(i)    Basic and diluted loss per share

The following table sets forth the computations of shares and net loss per share, applicable to common shareholders used in the calculation of basic and diluted net loss per share for the years ended March 31, 2000, 2001 and 2002 and for the quarters ended June 30, 2001 and 2002 (in thousands, except per share data):

	Years Ended March 31,			Quarters Ended June 30,
	2000	2001	2002	2001	2002
Net income (loss)	$(5,694)	(5,855)	(4,182)	(1,643)	576
Beneficial conversion feature given to preferred shareholders	110	—	—	—	—
Dividends paid to preferred shareholders	49	20	128	12	46

Net income (loss) applicable to common shareholders	$(5,853)	(5,875)	(4,310)	(1,655)	530

Shares used in computing per share net income (loss)
Basic	10,460	12,402	14,157	13,399	15,289

Diluted	10,460	12,402	14,157	13,399	19,307

Net income (loss) per share applicable to common shareholders
Basic	$(0.56)	(0.47)	(0.30)	(0.12)	0.03

Diluted	$(0.56)	(0.47)	(0.30)	(0.12)	0.03

As of March 31, 2000, 2001 and 2002 potentially dilutive shares totaling 1,253,947; 1,537,493; and 3,162,680, respectively, for convertible preferred stock and options that could dilute basic earnings per share in the future, were not included in earnings per share as their effect was anti-dilutive for those periods. As of June 30, 2001 potentially dilutive shares totaling 721,791, for convertible preferred stock and options with exercise prices less than the average market price that could dilute earnings per share in the future, were not included in diluted loss per share as their effect was anti-dilutive for those periods. As of June 30, 2002, dilutive shares totaling 4,018,608, for convertible preferred stock and options with exercise prices less than the market price as of June 30, 2002, were included in the diluted income per share calculation. The computation of diluted earnings per share as of June 30, 2002, excluded stock options to purchase 1,093,842 shares of common stock. The shares were excluded because the exercise prices for the options were greater than the respective market price of the common shares and their inclusion would be anti-dilutive.

SONIC SOLUTIONS

NOTES TO FINANCIAL STATEMENTS—(Continued)

(j)    Concentrations of Risk

Financial instruments which potentially subject our Company to concentrations of credit risk are trade receivables. We manufacture and sell our products to customers who are primarily audio and video and graphic arts professionals who prepare sound, video and graphics for use in the music recording, video, film and broadcast and printing industries or for corporate in-house use and to dealers who support such customers. Management believes that any risk of credit loss is significantly reduced due to the diversity of its end users and their dispersion across many geographic sales areas. We maintain an allowance for doubtful accounts to provide against potential credit losses.

Cash equivalents consist of short-term, highly-liquid investments with original maturities of three months or less and are stated at cost which approximates market value. Cash equivalents consist of money market funds. As of March 31, 2002, 2001, and June 30, 2002 approximately $10,000,000, $500,000, and $8,000,000, respectively, was invested in money market funds with one institution.

(k)    Liquidity

Historically, we have incurred significant losses and negative cash flows from operations. As of March 31, 2002, we have an accumulated deficit of $28,876,000 and positive working capital of $1,981,000. As of June 30, 2002, we have an accumulated deficit of 28,300,000 and positive working capital of $3,079,000. We have primarily funded operations through a private equity financing with Kingsbridge (see note 6). We intend to continue using the equity financing to fund negative cash flows. To the extent that this equity line of credit or other sources of financing are not available to us, we will reduce planned capital expenditures and reduce other variable costs as necessary to maintain sufficient working capital to operate our business through March 2003.

(l)    Stock-Based Compensation

Our Company has various stock-based compensation plans, as discussed in Note 7. We have accounted for the effect of our stock based compensation plans under Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. We have elected to adopt only the disclosure based requirements of Statement of Financial Accounting Standards (“SFAS”) No. 123 “Accounting for Stock-Based Compensation” and as such have disclosed the pro forma effects on net loss and net loss per share data as if we had elected to use the fair value approach to account for all our employee stock-based compensation plans.

The Company accounts for options and warrants issued to nonemployees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force (EITF) Issue No. 96-18, “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services.” The Company uses the Black-Scholes option pricing model to value options granted to nonemployees. The related expense is recorded over the period in which the related services are received.

(m)    Impairment of Long-Lived Assets

Prior to our adoption of Statement of Financial Accounting Standard No. 142, “Goodwill and other Intangible Assets” (“SFAS No. 142”) and Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”), we evaluated our long-lived assets for impairment, including other intangibles, whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

SONIC SOLUTIONS

NOTES TO FINANCIAL STATEMENTS—(Continued)

(n)    Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 143, “Accounting for Asset Retirement Obligations” (“SFAS No. 143”), in August 2001, and Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”), in October 2001. SFAS No. 143 requires that the fair value of an asset retirement obligation be recorded as a liability in the period in which it incurs a legal obligation. SFAS No. 144 serves to clarify and further define the provisions of SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.” SFAS No. 144 does not apply to goodwill and other intangible assets that are not amortized. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002 and SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. We expect to adopt SFAS No. 143 effective April 1, 2003 and have adopted SFAS No. 144 effective April 1, 2002. The effect of adopting SFAS No. 143 is not expected to have a material effect on our financial position or results of operations. The adoption of SFAS 144 has not had a material impact on our financial position or results of operations.

In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 requires that all business combinations be accounted for under the purchase method for business combinations initiated after June 30, 2001 and for which the date of acquisition is July 1, 2001 or later. Use of the pooling-of-interest method is no longer permitted. SFAS No. 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. SFAS No. 142 addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. With the adoption of SFAS No. 142, goodwill is no longer subject to amortization over its estimated useful life; rather, goodwill will be subject to at least an annual assessment for impairment by applying a fair-value-based test. Also, if the benefit of an intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented or exchanged, an acquired intangible asset should be separately recognized. We adopted SFAS No. 142 effective April 1, 2002. The Company did not have any intangible assets on April 1, 2002. The adoption of SFAS No. 142 has not had a material impact on our financial position or results of operations.

In April 2002, the Financial Accounting Standards Board issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” SFAS No. 145 rescinds Statement No. 4 “Reporting Gains and Losses from Extinguishment of Debt,” and an amendment of that Statement, No. 64 “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements, and Statement No. 44 “Accounting for Intangible Assets of Motor Carriers. SFAS No. 145 also amends FASB Statement No. 13 “Accounting for Leases” to eliminate the required accounting for sale-leaseback transactions. We expect to adopt SFAS No. 145 effective April 1, 2003. The adoption of SFAS No. 145 is not expected to have a material effect on our financial position or results of operations.

In July 2002, the Financial Accounting Standards Board issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 addresses how costs associated with an exit activity or with a disposal of long-lived assets should be accounted for. SFAS No. 146 is effective for activities initiated after December 31, 2002, therefore, we expect to adopt SFAS No. 146 effective January 1, 2003. The adoption of SFAS No. 146 is not expected to have a material effect on our financial position or results of operations.

(o)    Comprehensive Income and Loss

We have no significant components of other comprehensive income and loss and accordingly, comprehensive loss equals net loss and comprehensive income equals net income.

SONIC SOLUTIONS

NOTES TO FINANCIAL STATEMENTS—(Continued)

(2)    INVENTORY

The components of inventory consist of (in thousands):

	March 31,		June 30,
	2001	2002	2002
Finished Goods	$182	76	140
Work-in-process	48	—	—
Raw materials	262	314	338

	$492	390	478

(3)    FIXED ASSETS

Fixed assets consist of (in thousands):

	March 31,		June 30,
	2001	2002	2002
Equipment, furniture and fixtures	$6,089	6,352	6,724
Demonstration equipment	1,909	1,878	1,882
Parts used in service, not held for sale	1,515	1,506	1,506

	9,513	9,736	10,112
Less accumulated depreciation and amortization	(8,180)	(8,613)	(8,829)

	$1,333	1,123	1,283

(4)    PURCHASED AND INTERNALLY DEVELOPED SOFTWARE COSTS

Capitalized software costs consist of (in thousands):

	March 31,		June 30,
	2001	2002	2002
Purchased software	$455	480	548
Internally developed software	8,302	8,117	8,376

	8,757	8,597	8,924
Accumulated amortization	(5,663)	(7,109)	(7,490)

	$3,094	1,488	1,434

Amortization of capitalized software costs was $1,310,000, $1,095,000 and, $1,511,000 for the years ended March 31, 2000, 2001 and 2002, respectively. Amortization of capitalized software costs was $370,000 for the first quarter ended June 30, 2002.

SONIC SOLUTIONS

NOTES TO FINANCIAL STATEMENTS—(Continued)

(5)    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of (in thousands):

	March 31,		June 30,
	2001	2002	2002
Accounts payable	$872	595	1,134
Commissions payable	428	588	722
Accrued compensation and benefits	984	1,158	1,215
Accrued expenses	1,495	1,951	2,163
Accrued acquisition costs	356	20	18
Accrued marketing expenses	486	444	339

	$4,621	4,756	5,591

(6)    CREDIT FACILITIES AND DEBT RESTRUCTURING

On May 4, 2000, we entered into a new Private Equity Line Agreement, which we refer to as the Agreement, with Kingsbridge Capital. Under this Agreement, we may receive (“draw”) cash from Kingsbridge in exchange for our common stock. The total of all draws under the Agreement may not exceed $20,000,000 in cash nor involve issuance of more than 19.9% of our outstanding common stock. Pricing of each draw is based on the market price of our common stock around the time of a draw discounted by amounts ranging from 8% to 12% of market price. Our ability to utilize this equity line is subject to the effectiveness of a registration statement on Form S-1 registering any shares received by Kingsbridge from us for resale to the public. On July 19, 2000, we filed a registration statement on Form S-1 to register for resale the shares we may issue to Kingsbridge under the Agreement and on November 13, 2000 the registration statement became effective. Utilization of the equity line by us is subject to a number of restrictions and conditions that are described more fully in the registration statement. During the fourth quarter of fiscal year March 31, 2001, we drew $200,000 from the equity line for which we issued 211,416 shares of common stock. During the fiscal year March 31, 2002, we drew $2,400,000 from the equity line for which we issued 1,496,546 shares of common stock. During the three months ended June 30, 2002, we drew $2,000,000 from the equity line for which we issued 269,360 shares of common stock. The maximum number of shares we can sell after June 30, 2002 under this agreement is approximately 420,000 shares with gross proceeds of approximately $2,940,000 (assuming a market price for our shares of $7.00 per share.)

Since December 1996, we have entered into various different financing arrangements with Hambrecht & Quist Guaranty Finance, including a $5,100,000 financing facility and a $7,000,000 equity-based line of credit. In March 1998, $3,000,000 of the $5,100,000 financing facility was restructured into $1,500,000 of Series C preferred stock (461,538 shares) and $1,500,000 of debt. The debt had an interest rate of 7.25% and was due in October 1999. As of the fiscal year ended March 31, 2001, all shares of the Series C preferred stock had been converted to common stock.

In October 1999, the $1,500,000 of debt due to Hambrecht and Quist Guaranty Finance was restructured into 153,846 shares of Series C convertible preferred stock and $1,000,000 of debt. As of March 31, 2002 all debt outstanding to Hambrecht and Quist had been fully repaid. In connection with the debt restructuring, we issued warrants to purchase 120,000 shares of common stock at an exercise price of $2.50 expiring on April 30, 2006. The fair value of the warrants was estimated using the Black-Scholes option pricing model and the following assumptions: volatility of .50, risk free interest rate of 6% and expected life equal to the contractual terms. These warrants were exercised with respect to 70,000 shares at various times during fiscal years 2001 and 2002 and there were 50,000 unexercised at March 31, 2002. During the three months ended June 30, 2002, warrants with respect to the remaining 50,000 shares were exercised.

SONIC SOLUTIONS

NOTES TO FINANCIAL STATEMENTS—(Continued)

(7)    SHAREHOLDERS’ EQUITY

Convertible Preferred Stock—Series D

In February, 2001, we issued 700,000 shares of Series D convertible preferred stock (the preferred stock) to Daikin Industries in conjunction with our purchase of Daikin DVD valued at $1,750,000 or $2.50 per share. The rights, preferences, and privileges of the holders of the Series D preferred stock include the following:

•
Dividends are cumulative and are payable only upon declaration by our Board at an annual rate of $0.20 per share, until such shares have been converted into common stock. Such distributions are payable quarterly in arrears for each calendar quarter of each fiscal year.

•
Holders have a liquidation preference of $5.00 per share plus all accrued but unpaid dividends, in the event of any liquidation, dissolution or winding up of the corporation, either voluntary or involuntary.

•	Each share has voting rights equal to the number of shares of common stock into which such shares could be converted.

•	Each share is convertible at any time into one share of common stock subject to certain anti-dilution provisions.

Convertible Preferred Stock—Series E

In December, 2001, we sold 250,000 shares of Series E preferred stock to Sanshin Electronic Co., Ltd. for $1,000,000. The rights, preferences and privileges of the holder of the Series E preferred stock include the following:

•
Each share carries a cumulative dividend of 4% annually until such time as the shares of Series E preferred stock have been converted into shares of common stock. Such distributions are payable quarterly in arrears for each calendar quarter of each fiscal year.

•
Holders have a liquidation preference of $4.00 per share plus all accrued but unpaid dividends, in the event of any liquidation, dissolution or winding up of the corporation, either voluntary or involuntary.

•	Each share has voting rights equal to the number of shares of common stock into which such shares could be converted.

•	Each share is convertible at the option of the holder into one share of common stock subject to adjustment for certain dilutive events, such as stock splits.

Stock Options

Under our September 1989 Stock Option Plan, which we refer to as the 1989 Plan, options to purchase up to an aggregate of 2,090,000 shares of common stock may be granted to key employees, directors and consultants. Grants of options to the directors of Sonic Solutions may not exceed 140,000 shares. The 1989 Plan provides for issuing both incentive stock options, which must be granted at fair market value at the date of grant, and nonqualified stock options, which must be granted at not less than 85% of fair market value of the stock. All options to date have been granted as incentive stock options. Options under the 1989 Plan generally vest over four years from the date of grant. The options generally expire ten years from the date of grant and are canceled three months after termination of employment. Our Board and Chief Executive Officer administer the 1989 Plan.

SONIC SOLUTIONS

NOTES TO FINANCIAL STATEMENTS—(Continued)

During 1995, we adopted the 1994 Non-Employee Directors Stock Option Plan, which we refer to as the Non-Employee Plan, which provides for the grant of stock options to Sonic Solutions’ non-employee directors. Under this plan, stock options are granted annually at the fair market value of our common stock on the date of grant. The number of options so granted annually is fixed by the plan. Such options generally vest over four years from the grant date. The total number of shares to be issued under this plan may not exceed 100,000 shares. There were 12,000 options outstanding at March 31, 2002, at prices of $2.6560, $2.5625 and $1.6880 per share, all of which were exercisable. The Non-Employee Plan provides for issuing both incentive stock options, which must be granted at fair market value at the date of grant, and nonqualified stock options, which must be granted at not less than 85% of fair market value of the stock. All options to date have been granted as incentive stock options. Options under the Non-Employee Plan generally vest over four years from the date of grant. The options generally expire ten years from the date of grant and are canceled three months after termination of service as a director. Our Board and Chief Executive Officer administer the Non-Employee Plan.

In July, 1998, the Board adopted the Sonic Solutions 1998 Stock Option Plan, which we refer to as the 1998 Plan, and the shareholder’s approved the 1998 Stock Option Plan in September, 1998. The 1998 Plan covers 1,000,000 shares of common stock, with an annual increase in the number of shares available for issuance under the 1998 Plan on the last day of each fiscal year; provided that the total number of shares issuable under the plan shall not exceed 2,000,000. The 1998 Plan provides for issuing both incentive stock options, which must be granted at fair market value at the date of grant, and nonqualified stock options, which must be granted at not less than 85% of fair market value of the stock. All options to date have been granted as incentive stock options. Options under the 1998 Plan generally vest over four years from the date of grant. The options generally expire ten years from the date of grant and are canceled three months after termination of employment. Our Board and Chief Executive Officer administer the 1998 Plan.

In July, 2000, the Board adopted the Sonic Solutions 2000 Stock Option Plan, which we refer to as the 2000 Plan, and the shareholder’s approved the 2000 Plan in September, 2000. The 2000 Plan covers 3,000,000 shares of common stock with an annual increase in the number of shares available for issuance under the 2000 Plan on the last day of each fiscal year. Our Board and Chief Executive Officer administer the 2000 Plan.

A summary of Sonic Solutions’ option plans is presented below:

	2000		2001		2002
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at beginning of year	2,026,333	$2.80	2,351,039	2.66	3,113,188	2.30
Granted	782,300	2.73	1,029,500	1.69	1,949,100	1.56
Exercised	(298,208)	2.58	(43,000)	1.84	(406,590)	1.71
Forfeited	(159,386)	4.94	(224,351)	3.29	(223,328)	2.23

Outstanding at end of year.	2,351,039	$2.67	3,113,188	2.30	4,432,370	2.04

Options exercisable at year end	902,506	$2.54	1,880,229	2.44	2,890,928	2.17
Weighted average fair value of options granted during the year		$1.93		1.28		1.19

SONIC SOLUTIONS

NOTES TO FINANCIAL STATEMENTS—(Continued)

Had compensation cost for our plans been determined consistent with the fair value approach enumerated in SFAS No. 123, our net loss and net loss per share for the years ended March 31, 2000, 2001 and 2002 would have been increased as indicated below (in thousands, except per share data):

		Years Ended March 31,
		2000	2001	2002

Net loss	As Reported	$5,694	5,855	4,182
	Pro Forma	$7,532	7,412	6,085

Net loss per share	As Reported	$0.56	0.47	0.30
	Pro Forma	$0.72	0.60	0.43

The fair value of options granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2000, 2001 and 2002; risk-free interest rate of 6.04%, 5.17% and 4.05%, respectively; expected life of 4 years; 97%, 110% and 125% expected volatility, respectively; and no dividends.

The effect of applying SFAS No. 123 for disclosing compensation costs may not be representative of the effects on reported net income (loss) for future years because pro forma net income (loss) reflects compensation costs only for stock options granted in fiscal 1996 through 2002 and does not consider compensation costs for stock options granted prior to April 1, 1995.

SONIC SOLUTIONS

NOTES TO FINANCIAL STATEMENTS—(Continued)

The following table summarizes information about stock options outstanding at March 31, 2002.

	Number Outstanding at March 31, 2002	Options Outstanding		Options Exercisable
Range of Exercise Price		Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Outstanding at March 31, 2002	Weighted Average Exercise Price
From $1.25 to $1.75	2,577,129	9.04	$1.36	1,271,186	1.39
From $2.00 to $2.91	1,405,591	6.06	2.55	1,319,395	2.56
From $3.44 to $3.94	294,000	7.76	3.36	240,365	3.32
From $4.18 to $6.00	83,650	7.48	5.28	52,233	5.38
From $6.60 to $7.55	72,000	9.94	7.09	7,750	7.51

From $1.25 to $7.55	4,432,370	7.99	2.04	2,890,928	2.17

(8)    INCOME TAXES

Income tax (benefit) expense for the year ended March 31, 2002 consists of:

	Current	Deferred	Total
US federal	$—	—	—
State and local	13	—	13
Foreign	153	—	153

	$166	—	166

Income tax (benefit) expense for the year ended March 31, 2001 consists of:

	Current	Deferred	Total
US federal	$—	—	—
State and local	—	—	—
Foreign	—	—	—

	$—	—	—

Income tax (benefit) expense for the year ended March 31, 2000 consists of:

	Current	Deferred	Total
US federal	$(99)	—	(99)
State and local	2	—	2
Foreign	—	—	—

	$(97)	—	(97)

SONIC SOLUTIONS

NOTES TO FINANCIAL STATEMENTS—(Continued)

The differences between income taxes computed using the statutory federal income tax rate of 34% and that shown in the statements of operations are summarized as follows (in thousands):

	Years Ended March 31,
	2000	2001	2002
Computed tax at statutory rate	$(1,969)	(1,991)	(1,365)
Tax credits utilized	137	136	145
State taxes, net of federal benefit	4	4	8
Tax exempt interest income	—	—	—
Current year net operating losses, temporary differences and credits for which no benefit was recognized	1,804	1,834	1,205
IRS tax refund	(99)	—	—
Foreign taxes	—	—	153
Other	26	17	20

	$(97)	—	166

The components of deferred taxes are as follows (in thousands):

	March 31,
	2000	2001	2002
Deferred tax assets:
Accounts receivable	$585	581	191
Accrued salaries	—	42	32
Inventories	49	82	31
Tax credit carryforwards	2,440	3,038	4,227
Net operating losses	6,109	7,969	9,594
Accrued vacation pay	101	120	142
Commissions	1	50	41
State income taxes	62	1	4
Warranty and other	37	79	44

Gross deferred tax assets	9,384	11,962	14,305

Valuation allowance	(8,651)	(10,919)	(13,778)

Total deferred tax assets, net of valuation allowance	733	1,043	528

Deferred tax liabilities:
Fixed assets	(127)	65	21
Internally developed software	(606)	(1,108)	(549)

Total deferred tax liability	(733)	(1,043)	(528)

Net deferred taxes	$—	—	—

        The net change in the valuation allowance for the year ended March 31, 2000, 2001 and 2002 was an increase of approximately $2,343,000, $2,268,000 and $2,859,000, respectively. Management believes that sufficient uncertainty exists regarding the future realization of certain deferred tax assets and, that a valuation allowance is required.

As of March 31, 2002, we have cumulative federal and California net operating losses of approximately $27,170,000 and $11,677,000, respectively, which can be used to offset future income subject

SONIC SOLUTIONS

NOTES TO FINANCIAL STATEMENTS—(Continued)

to taxes. The federal tax loss carryforwards will expire beginning in the year 2012 through 2022. The California tax loss carryforwards will expire beginning in the year 2002 through 2012.

As of March 31, 2002, we have cumulative unused research and development tax credits of approximately $2,586,000 and $1,506,000 which can be used to reduce future federal and California income taxes, respectively. Federal credit carryforwards expire from 2009 through 2022; California credits will carryforward indefinitely.

As of March 31, 2002, we have federal minimum tax credit carryforwards of approximately $135,000 which will carry forward indefinitely until utilized.

Under provisions of the Internal Revenue Code, should substantial changes in our ownership occur, the utilization of net operating loss carryforwards may be limited.

(9)    COMMITMENTS AND CONTINGENCIES

(a)    Leases

We lease certain facilities and equipment under noncancelable operating leases. Future payments under operating leases that have initial remaining noncancelable lease terms in excess of one year are as follows (in thousands):

Operating Leases
2003	$1,073
2004	1,116
2005	1,161
2006	1,207
2007	203
Thereafter	—

Total minimum lease payments	$4,760

Rent expense under operating leases for the years ended March 31, 2000, 2001 and 2002 was approximately $953,000, $1,011,000 and $1,248,000, respectively.

(b)    Benefit Plan

We sponsor a 401(k) savings plan covering most salaried employees. To date, no contributions have been made to this plan by us.

(c)    Inventory Purchase Commitments

Under the terms of an agreement with an outside supplier, we have a commitment which requires us to purchase finished goods inventory subject to certain terms. At March 31, 2002, the amount was not significant.

(d)    Other

We from time to time are subject to routine claims and litigation incidental to our business. We believe that the results of these matters will not have a material adverse effect on our financial condition and results of operations.

SONIC SOLUTIONS

NOTES TO FINANCIAL STATEMENTS—(Continued)

(10)    SIGNIFICANT CUSTOMER INFORMATION AND SEGMENT REPORTING

In 1997, the Financial Accounting Standards Board issued SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” which was adopted by us in 1998. SFAS No. 131 requires companies to report financial and descriptive information about its reportable operating segments, including segment profit or loss, certain specific revenue and expense items and segment assets, as well as information about the revenues derived from our products and services, the countries in which we earn revenue and hold assets, and major customers. The method for determining what information to report is based on the way that management organized the operating segments within our Company for making operating decisions and assessing financial performance.

Our chief operating decision maker is considered to be our Chief Executive Officer, which we refer to as the CEO. The CEO reviews financial information presented on a consolidated basis accompanied by desegregated information about revenue by product line and revenue by geographic region for purposes of making operating decisions and assessing financial performance. The consolidated financial information reviewed by the CEO is identical to the information presented in the accompanying statement of operations. Therefore, we operate in, and measure our results in a single operating segment. As such, we are required to disclose the following revenue by product line, revenue by geographic and significant customer information:

Revenues by Product Line (in thousands):

	Years Ended March 31,			Quarters Ended June 30,
	2000	2001	2002	2001	2002
Revenues
Consumer DVD	$1,805	2,429	8,357	1,166	4,772
Pro Audio/Video	19,022	14,090	10,747	3,038	2,612

Total net revenue	$20,827	16,519	19,104	4,204	7,384

Our accounting system does not capture meaningful gross margin and operating income (loss) information by product line, nor is such information used by the CEO for purposes of making operating decisions. Accordingly, such information has not been disclosed.

Revenues by Geographic Location (in thousands):

	Years Ended March 31,			Quarters Ended June 30,
	2000	2001	2002	2001	2002
North America	$11,027	8,714	11,677	1,952	5,837
Export:
Europe	5,489	4,666	3,107	1,088	423
Pacific Rim	4,034	3,095	4,209	1,146	1,124
Other international	277	44	111	18	0

Total net revenue	$20,827	16,519	19,104	4,204	7,384

We sell our products to customers categorized geographically by each customer’s country of domicile. We do not have any material investment in long lived assets located in foreign countries for any of the years presented.

Significant customer information:

SONIC SOLUTIONS

NOTES TO FINANCIAL STATEMENTS—(Continued)

	Years Ended March 31,			Percent of Total Accounts Receivable March 31,
	2000	2001	2002	2002
Customer A	11%	7%	6%	4%
Customer B	10%	12%	6%	10%
Customer C	—	—	8%	—

Customer B is a current distributor and a shareholder of the Company.

Customer C is a current distributor and a shareholder of the Company. Included in deferred revenue at March 31, 2002, was an amount of approximately $413,000 received from Customer C.

	Quarters Ended June 30,		Percent of Total Accounts Receivable June 30,
	2001	2002	2002
Customer A	13%	3%	4%
Customer B	—	16%	5%
Customer C	—	20%	—

Customer A is a current distributor and a shareholder of the Company. Included in deferred revenue at June 30, 2002, was an amount of approximately $189,000, received from Customer A.

Revenue recognized from Customers B and C is pursuant to development and licensing agreements for which amounts had been prepaid and previously included in deferred revenue.

(11)    ACQUISITION OF DAIKIN DVD

On February 27, 2001, we entered into an Asset Purchase Agreement with Daikin Industries, Ltd., a Japanese corporation, whereby on that date we acquired Daikin DVD. In return for the assets acquired, we issued 395,000 shares of Common Stock valued at approximately $593,000 and 700,000 shares of preferred stock valued at approximately $1,750,000.

The value of the common stock was determined based on the closing market price of our common stock on February 27, 2001. The estimated value of the preferred stock was determined based on the following considerations relative to preferred stock: (1) the common stock conversion feature; (2) the dividend rate; and (3) the stated liquidation preference associated with the preferred stock. The acquisition was recorded using the purchase method of accounting and accordingly, the operating results have been included in our results of operations from the date of acquisition.

A finder’s fee was paid of 100,000 shares of our common stock, valued at $150,000, in connection with the acquisition.

As a consequence of the acquisition, we acquired all the Daikin DVD related products and intellectual property rights which is included in purchased and internally developed software costs. Additionally, we acquired tangible assets such as furniture, computers and other electronic assets, some of which will continue to be used specifically in the acquired DVD software development business while others will be used in our

SONIC SOLUTIONS

NOTES TO FINANCIAL STATEMENTS—(Continued)

general DVD authoring tool business. The costs of the acquisition have been allocated on the bases of the estimated fair market values of the assets and liabilities assumed.

We estimated fair value of the individual net tangible and intangible assets acquired exceeded the purchase price. As a result, the carrying values of the fixed assets and purchased software costs acquired were reduced by this excess. The amount and components of the purchase price along with the allocation of the purchase price are as follows (in thousands):

Common stock issued	$743
Preferred stock issued	1,750
Estimated transaction costs	365

Total purchase price	$2,858

Accounts receivable	$658
Prepaid expenses	31
Inventory	12
Fixed assets	330
Purchased software costs	1,935
Deferred revenue	(108)

Net assets acquired	$2,858

In connection with the Asset Purchase Agreement, we and Daikin entered into a fourteen month Distribution Agreement, which we refer to as the Distribution Agreement, whereby we appointed Daikin as our exclusive distributor in Japan. During the terms of the Distribution Agreement, Daikin committed to placing minimum purchase orders of 260,000,000 yen of Daikin acquired products. During the year ended March 31, 2001, Daikin paid us $595,210 relating to the Distribution Agreement. During the year ended March 31, 2002, Daikin paid us $1,522,434 relating to the Distribution Agreement. We are currently in the process of negotiating a new distribution agreement with Daikin.

The following unaudited pro forma results of operations for fiscal year 2000 are as if the acquisition occurred on April 1, 1999. The pro forma information has been presented for illustrative purposes only and are not necessarily indicative of the combined financial position or results of operations for future periods or the results of operations or financial position that actually would have been realized had we been a combined company during the specified periods.

	Years Ended March 31,
	2000	2001
	(in thousands, except per share amounts, unaudited)
Net sales	$25,147	19,413

Net loss	$(8,526)	(7,650)

Basic and diluted loss per share applicable to common shareholders	$(0.81)	(0.60)

SONIC SOLUTIONS

NOTES TO FINANCIAL STATEMENTS—(Continued)

(12)    JOINT VENTURE – INVESTMENT IN SONICSTUDIO LLC

On March 21, 2002, we executed an agreement forming a new company, SonicStudio LLC in partnership with a limited liability corporation controlled by two individuals – Eric Jorde and Jeff Wilson. Under the terms of the agreement, we transferred our SonicStudio workstation business to the new LLC, and licensed them to utilize the technology underlying SonicStudio in the professional audio workstation market. Certain employees transferred from Sonic to join the new LLC. During the 2002 Fiscal Year, we recorded approximately $1,855,000 in revenues associated with the SonicStudio workstation business prior to the transfer of the LLC.

The net book value of assets and liabilities transferred to the new LLC, included fixed assets of $59,720 and internally developed software of $175,941 for a total of $235,661. The $235,661, representing our initial equity interest in SonicStudio LLC, is recorded as “Assets of business transferred under contractual arrangements” and is included in other long-term assets on the balance sheet. Additionally, included in prepaid expenses for the fiscal year ended March 31, 2002 is approximately $150,000 representing a prepayment to SonicStudio LLC with respect to certain development work. This prepayment was accreted to cost of sales during the three months ended June 30, 2002.

Under the terms of the agreement, the new LLC compensated us for the SonicStudio business with a three year promissory note for $500,000. The promissory note, which does not carry interest, will be repaid to us with a percentage royalty based on sales received by the New Company, plus any share of profits paid to us by them. Once the promissory note is retired, Sonic will continue to retain a 15% interest in the New Company.

We will account for the investment in this joint in accordance with the modified equity method of accounting. Under this method of accounting, if the new LLC suffers a loss during its initial period of operations after the transaction, the loss will be reflected in our interim financial statements by recording a valuation allowance and a corresponding charge to income. If the LLC reports net income, we will not recognize our share of these amounts as net income until the promissory note is paid in full. At that point, we will record our 15% share of any net income reported by the LLC. The results from operations of the new LLC for the three months ended June 30, 2002 did not have a material effect on our financial statements.

On January 15, 2002, we entered into an agreement with Sony Corporation with respect to the development and creation of a multi-channel super-audio CD mastering editor on the “direct stream digital” format. The potential gross revenues under this agreement is $1 million. We have assigned the work and the potential profits on this agreement to the new LLC. During our fiscal year 2003, we expect to recognize all the revenue and an equivalent amount of costs related to the Sony agreement in our financial statements.

(13)    RAVISENT LICENSING AGREEMENT

On May 24, 2002, we entered into an agreement with Axeda, under which Axeda licensed Ravisent’s software DVD player and other digital media technologies to us. Under the agreement, we paid Axeda a one-time fee of $2 million for the license and related agreements, and in return we obtained exclusive rights to deploy the Ravisent technologies in the personal computer market. As part of this agreement we acquired a revenue generating business, fixed assets, developed software and engineering employees.

The accounting for this purchase of a business segment was applied pursuant to the purchase accounting method. The amount and components of the purchase price along with the allocation of the purchase price are as follows (in thousands):

SONIC SOLUTIONS

NOTES TO FINANCIAL STATEMENTS—(Continued)
Cash paid	$2,000
Estimated transaction costs	275

Total purchase price	$2,275

Goodwill	$1,818
Fixed assets	270
Developed software	139
Prepaid expenses	48

Total assets acquired	$2,275

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

The following table sets forth various expenses in connection with the sale and distribution of the securities being registered. All of the amounts shown are estimates except for the Securities and Exchange Commission Registration Fee.

Securities and Exchange Commission Registration Fee	$2,661	*
Accounting Fees	5,000
Legal Fees and Disbursements	5,000
Miscellaneous	5,000

Total:	$17,661

*	Amount previously paid in connection with Registration Statement filed on July 20, 2000.

Item 14.    Indemnification of Officers and Directors.

Section 317 of the California Corporations Code permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law. Article III of Sonic Solutions’ Amended and Restated Articles of Incorporation provides for the indemnification of officers, directors and third parties acting on behalf of Sonic Solutions to the fullest extent permissible under California law. Sonic Solutions has entered into indemnification agreements with its directors and executive officers to the maximum extent permitted under California law.

Item 15.    Recent Sales of Unregistered Securities

(a)    In October 1999, we issued 153,846 shares of Series C convertible preferred stock and warrants to purchase 120,000 shares of common stock at $2.50 per share to Hambrecht & Quist Guaranty Finance in return for restructuring the debt owed to Hambrecht & Quist Guaranty Finance. See Management’s Discussion and Analysis of Financial Condition and Results of Operations. Each share of Series C convertible preferred stock was convertible into 1.625 shares of common stock. These securities were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933. These securities were sold to one investor who represented that it was sophisticated and accredited.

(b)    On May 20, 1999, we entered into an equity-based line of credit with Kingsbridge under which we were authorized to draw up to $12,000,000 in cash in exchange for our common stock. The price of our common stock was based on the market price of our common stock at the time of a draw, discounted by 10% or 12%, depending upon the price of our common stock. During the fiscal year ended March 31, 2000, we issued 1,800,000 shares of our common stock for $7,408,000. These securities were exempt from registration pursuant to Section 4(2) of the Securities Act. These securities were sold to one investor that represented it was sophisticated and accredited.

(c)    On May 4, 2000, we entered into a new Private Equity Line Agreement, which we refer to as the Agreement with Kingsbridge Capital. Under this Agreement, we may receive (“draw”) cash from Kingsbridge in exchange for our common stock. The total of all draws under the Agreement may not exceed

$20,000,000 in cash nor involve issuance of more than 19.9% of our outstanding common stock. Pricing of each draw is based on the market price of our common stock around the time of a draw discounted by amounts ranging from 8% to 12% of market price. Our ability to utilize this equity line is subject to the effectiveness of a registration statement on Form S-1 registering any shares received by Kingsbridge from us for resale to the public. On July 19, 2000, we filed a registration statement on Form S-1 to register for resale the shares we may issue to Kingsbridge under the Agreement and on November 13, 2000 the registration statement became effective. Utilization of the equity line by us is subject to a number of restrictions and conditions that are described more fully in the registration statement. During the fourth quarter of fiscal year March 31, 2001, we drew $200,000 from the equity line for which we issued 211,416 shares of common stock. During the fiscal year March 31, 2002, we drew $2,400,000 from the equity line for which we issued 1,496,546 shares of common stock. During the first quarter ended June 30, 2002, we drew $2,000,000 from the equity line for which we issued 269,360 shares of common stock.

(d)    In December, 2001, we sold 250,000 shares of Series E preferred stock to Sanshin Electronic Co., Ltd. for $1,000,000. The Series E preferred stock was sold to Sanshin pursuant to the exemption provided by Section 4(2) of the Securities Act of 1933. Sanshin, the only investor, provided representations to Sonic Solutions that enabled Sonic Solutions to rely on this exemption, including the following: Sanshin’s status as an accredited investor, its sophistication and its intention to hold the securities.

Item 16.    Exhibits and Financial Statement Schedule.

A.    Exhibits

Exhibit	Description
2.1(9)	Asset Purchase Agreement between Sonic Solutions and Daikin Industries, Ltd., dated as of February 27, 2001
3.1(1)	Restated Articles of Incorporation
3.2(1)	Amended and Restated By-Laws
3.3(9)	Certificate of Determination of Series D Preferred Stock of Sonic Solutions
3.4(12)	Certificate of Determination of Series E Preferred Stock of Sonic Solutions
4.1(1)	Specimen Common Stock Certificate
4.2(10)	Private equity line agreement between Sonic Solutions and Kingsbridge Capital Limited dated as of May 4, 2000
4.3(10)	Registration Rights Agreement between Sonic Solutions and Kingsbridge Capital Limited dated as May 4, 2000
5*	Opinion of Heller Ehrman White & McAuliffe LLP
10.1(1)	Amended and Restated Stock Option Plan (compensatory plan)
10.2(1)	Lease Agreement dated December 16, 1991 between Sonic Solutions and Phoenix Leasing
10.3(1)	Loan Agreement between Sonic Solutions and Bank of America dated as of November 28, 1993
10.4(1)	Agreement between Sonic Solutions and JL Cooper Electronics dated as of September 28, 1993
10.5(1)	Form of Indemnity Agreement
10.6(2)	Lease Agreement between Sonic Solutions and Golden Gate Plaza dated as of January 26, 1995
10.7(3)	Private Line of Credit Agreement between Sonic Solutions and Kingsbridge Capital Limited dated as of December 31, 1997

10.8(4)	Private Securities Subscription Agreement between Sonic Solutions and Hambrecht & Quist Guaranty Finance, LLC dated as of March 31, 1998
10.9(5)	Stock Purchase Agreement between Sonic Solutions and Kingsbridge Capital Limited dated as of May 20, 1999
10.10(5)	Registration Rights Agreement between Sonic Solutions and Kingsbridge Capital Limited dated as of May 20, 1999
10.11(6)	Private Securities Subscription Agreement between Sonic Solutions and Hambrecht & Quist Guaranty Finance, LLC dated as of October 15, 1999
10.12(7)	1998 Stock Option Plan (compensatory plan)
10.13(8)	Stock Purchase Agreement between Sonic Solutions and Kingsbridge Capital Limited dated as of May 4,2000
10.14(8)	Registration Rights Agreement between Sonic Solutions and Kingsbridge Capital Limited dated as of May 4, 2000
10.15(12)	Amendment to Lease Agreement between Sonic Solutions and Golden Gate Plaza
10.16(9)	Registration Rights Agreement between Sonic Solutions and Daikin Industries, Ltd. dated as of February 27, 2001
10.17(9)	Shareholder Agreement between Sonic Solutions and Daikin Industries, Ltd. dated as of February 27, 2001
10.18(9)	Consulting Agreement between Sonic Solutions and Daikin Industries, Ltd. dated as of February 27, 2001
10.19(9)	Distribution Agreement between Sonic Solutions and Daikin Industries, Ltd. dated as of February 27, 2001
10.20(11)	Preferred Stock Purchase Agreement by and between Registrant and Sanshin Electronics Co., Ltd., dated as of November 28, 2001
10.21(11)	Registration Rights Agreement between Registrant and Sanshin Electronics Co., Ltd., dated as of November 28, 2001
23.1*	Consent of Heller Ehrman White & McAuliffe LLP (included in Exhibit 5)
23.2	Consent of KPMG LLP
24*	Power of Attorney

*	Previously filed as an exhibit to this registration statement.
(1)	Incorporated by reference to exhibits to registration statement on Form S-1 (No. 33-72870) effective February 10, 1994.
(2)	Incorporated by reference to exhibits to Annual Report on Form 10-K for the Fiscal Year Ended March 31, 1996 (No. 33-72870).
(3)	Incorporated by reference to exhibits to registration statement on Form S-3 (No. 333-44347) effective January 30, 1998.
(4)	Incorporated by reference to exhibits to registration statement on Form S-3 (No. 333-50697) effective April 29, 1998.
(5)	Incorporated by reference to exhibits to registration statement on Form S-1 filed on May 27, 1999.
(6)	Incorporated by reference to exhibits to registration statement on Form S-3 filed on March 17, 2000.

(7)	Incorporated by reference to Appendix A to our Definitive Proxy Statement filed on July 21, 1998.

(8)	Incorporated by reference to exhibits to registration statement on Form S-1 filed with the Commission on May 21, 2001.

(9)	Incorporated by reference to exhibits of Form 8-K filed with the Commission on March 14, 2001.

(10)	Incorporated by reference to exhibits to Annual Report on Form 10-K for the Fiscal Year Ended March 31, 2000.

(11)	Incorporated by reference to exhibits of Form 8-K filed with the Commission on December 19, 2001.

(12)	Incorporated by reference to exhibits to Annual Report on Form 10-K for the Fiscal Year Ended March 31, 2002.

B.    Financial Statement Schedule.

Valuation and Qualifying Accounts

FINANCIAL STATEMENT SCHEDULE

SONIC SOLUTIONS

VALUATION AND QUALIFYING ACCOUNTS

Years Ended March 31, 2000, 2001 and 2002
(in thousands)

	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of period
Year ended March 31, 2000
Allowance for doubtful accounts	$140	650	—	(319)	471
Allowance for returns	459	—	—	—	459

	$599	650	—	(319)	930

Year ended March 31, 2001
Allowance for doubtful accounts	$471	170	—	(95)	546
Allowance for returns	459	—	—	—	459

	$930	170	—	(95)	1,005

Year ended March 31, 2002
Allowance for doubtful accounts	$546	—	—	(489)	57
Allowance for returns	459	—	—	(133)	326

	$1,005	—	—	(622)	383

Item 17.    Undertakings.

A.    The undersigned Sonic Solutions hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (i) and (ii) shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by Sonic Solutions pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Sonic Solutions pursuant to the provisions described under Item 15 above, or otherwise, Sonic Solutions has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Sonic Solutions of expenses incurred or paid by a director, officer or controlling person of Sonic Solutions in the successful defense of any action, suit or proceeding) is asserted against Sonic Solutions by such Director, officer or controlling person in connection with the securities being registered, Sonic Solutions will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in Novato, State of California, on the 13th day of September, 2002.

SONIC SOLUTIONS

By:	/s/ ROBERT J. DORIS
Robert J. Doris President

Pursuant to the requirements of the Securities Act of 1933, this Post-effective Amendment No. 2 to this registration statement on Form S-1/A has been signed below by the following persons in the capacities and on the dates indicated.

September 13, 2002	/s/ ROBERT J. DORIS
Robert J. Doris President and Director
September 13, 2002	/s/ MARY C. SAUER
Mary C. Sauer Senior Vice President of Business Development and Director
September 13, 2002	/s/ ROBERT M. GREBER
Robert M. Greber Director
September 13, 2002	/s/ R. WARREN LANGLEY
R. Warren Langley Director
September 13, 2002	/s/ PETER J. MARGUGLIO
Peter J. Marguglio Director
September 13, 2002	/s/ A. CLAY LEIGHTON
A. Clay Leighton Senior Vice President of Worldwide Operations and Finance and Chief Financial Officer (Principal Financial Accounting Officer)

SONIC SOLUTIONS
EXHIBIT INDEX

Exhibit	Description
2.1(9)	Asset Purchase Agreement between Sonic Solutions and Daikin Industries, Ltd., dated as of February 27, 2001
3.1(1)	Restated Articles of Incorporation
3.2(1)	Amended and Restated By-Laws
3.3(9)	Certificate of Determination of Series D Preferred Stock of Sonic Solutions
3.4(12)	Certificate of Determination of Series E Preferred Stock of Sonic Solutions
4.1(1)	Specimen Common Stock Certificate
4.2(10)	Private equity line agreement between Sonic Solutions and Kingsbridge Capital Limited dated as of May 4, 2000
4.3(10)	Registration Rights Agreement between Sonic Solutions and Kingsbridge Capital Limited dated as May 4, 2000
5*	Opinion of Heller Ehrman White & McAuliffe LLP
10.1(1)	Amended and Restated Stock Option Plan (compensatory plan)
10.2(1)	Lease Agreement dated December 16, 1991 between Sonic Solutions and Phoenix Leasing
10.3(1)	Loan Agreement between Sonic Solutions and Bank of America dated as of November 28, 1993
10.4(1)	Agreement between Sonic Solutions and JL Cooper Electronics dated as of September 28, 1993
10.5(1)	Form of Indemnity Agreement
10.6(2)	Lease Agreement between Sonic Solutions and Golden Gate Plaza dated as of January 26, 1995
10.7(3)	Private Line of Credit Agreement between Sonic Solutions and Kingsbridge Capital Limited dated as of December 31, 1997
10.8(4)	Private Securities Subscription Agreement between Sonic Solutions and Hambrecht & Quist Guaranty Finance, LLC dated as of March 31, 1998
10.9(5)	Stock Purchase Agreement between Sonic Solutions and Kingsbridge Capital Limited dated as of May 20, 1999
10.10(5)	Registration Rights Agreement between Sonic Solutions and Kingsbridge Capital Limited dated as of May 20, 1999
10.11(6)	Private Securities Subscription Agreement between Sonic Solutions and Hambrecht & Quist Guaranty Finance, LLC dated as of October 15, 1999
10.12(7)	1998 Stock Option Plan (compensatory plan)
10.13(8)	Stock Purchase Agreement between Sonic Solutions and Kingsbridge Capital Limited dated as of May 4,2000
10.14(8)	Registration Rights Agreement between Sonic Solutions and Kingsbridge Capital Limited dated as of May 4, 2000
10.15(12)	Amendment to Lease Agreement between Sonic Solutions and Golden Gate Plaza
10.16(9)	Registration Rights Agreement between Sonic Solutions and Daikin Industries, Ltd. dated as of February 27, 2001
10.17(9)	Shareholder Agreement between Sonic Solutions and Daikin Industries, Ltd. dated as of February 27, 2001
10.18(9)	Consulting Agreement between Sonic Solutions and Daikin Industries, Ltd. dated as of February 27, 2001
10.19(9)	Distribution Agreement between Sonic Solutions and Daikin Industries, Ltd. dated as of February 27, 2001

10.20(11)	Preferred Stock Purchase Agreement by and between Registrant and Sanshin Electronics Co., Ltd., dated as of November 28, 2001
10.21(11)	Registration Rights Agreement between Registrant and Sanshin Electronics Co., Ltd., dated as of November 28, 2001
23.1*	Consent of Heller Ehrman White & McAuliffe LLP (included in Exhibit 5)
23.2	Consent of KPMG LLP
24*	Power of Attorney

*	Previously filed as an exhibit to this registration statement.
(1)	Incorporated by reference to exhibits to registration statement on Form S-1 (No. 33-72870) effective February 10, 1994.
(2)	Incorporated by reference to exhibits to Annual Report on Form 10-K for the Fiscal Year Ended March 31, 1996 (No. 33-72870).
(3)	Incorporated by reference to exhibits to registration statement on Form S-3 (No. 333-44347) effective January 30, 1998.
(4)	Incorporated by reference to exhibits to registration statement on Form S-3 (No. 333-50697) effective April 29, 1998.
(5)	Incorporated by reference to exhibits to registration statement on Form S-1 filed on May 27, 1999.
(6)	Incorporated by reference to exhibits to registration statement on Form S-3 filed on March 17, 2000.
(7)	Incorporated by reference to Appendix A to our Definitive Proxy Statement filed on July 21, 1998.
(8)	Incorporated by reference to exhibits to registration statement on Form S-1 filed with the Commission on May 21, 2001.
(9)	Incorporated by reference to exhibits of Form 8-K filed with the Commission on March 14, 2001.
(10)	Incorporated by reference to exhibits to Annual Report on Form 10-K for the Fiscal Year Ended March 31, 2000.
(11)	Incorporated by reference to exhibits of Form 8-K filed with the Commission on December 19, 2001.
(12)	Incorporated by reference to exhibits to Annual Report on Form 10-K for the Fiscal Year Ended March 31, 2002.